This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on November 8, 2022 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

CONFIDENTIAL SUBMISSION ON

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Signing Day Sports, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7389	87-2792157
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8753 E Bell Road #110

Scottsdale, AZ 85260

(602) 481-7440

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Wolfson, Chief Financial Officer

8753 E Bell Road #110

Scottsdale, AZ 85260

(917) 843-4413

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Louis A. Bevilacqua, Esq. Bevilacqua PLLC 1050 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 (202) 869-0888	Laura Anthony, Esq. Craig D. Linder, Esq. Anthony L.G., PLLC 625 N. Flagler Drive, Suite 600 West Palm Beach, FL 33401 Telephone: (561) 514-0936

Approximate date of commencement of proposed sale to the public: As soon as practicable after the date this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

Explanatory Note

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are permitted to omit our financial information for each of the three and six months ended June 30, 2022 and 2021 from this draft confidential submission because we expect to file our financial information for the three and nine months ended September 30, 2022 and 2021 in our registration statement when it is publicly filed. While the financial information for each of the financial information for each of the three and six months ended June 30, 2022 and 2021 is otherwise required by Regulation S-X in this draft confidential submission, it is not expected to be required to be included in the Form S-1 filing at the time of the contemplated offering and therefore has been omitted from this draft confidential submission. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED NOVEMBER 8, 2022

Signing Day Sports, Inc.

Shares of Common Stock

This is an initial public offering of our shares of common stock, $0.0001 par value per share. We are offering        of our shares of common stock. It is currently estimated that the initial public offering price will be between $      and $       .

We are also seeking to register the issuance of warrants to purchase [____] shares of common stock (the “Representative’s Warrants”) to the underwriters (assuming the exercise of the over-allotment option by the Underwriters in full) as well as the [____] shares of common stock issuable upon exercise by the underwriters of the Representative’s Warrants at an exercise price of $[____] per share.

Prior to this offering, there has been no public market for our shares.  We are in the process of applying   to list our shares of common stock on the Nasdaq Capital Market, or Nasdaq, under the symbol “[SIGN].” Nasdaq might not approve such application, and if our application is not approved, this offering cannot be completed.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012, under applicable U.S. federal securities laws, and are eligible for reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company” for more information.

Investing in our securities is highly speculative and involves a high degree of risk.  See “Risk Factors” beginning on page 11 for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any state or provincial securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses and the underwriters will receive compensation in addition to underwriting discounts and commissions. See “Underwriting” for additional disclosure regarding underwriters’ compensation and offering expenses.

This offering is being conducted on a firm commitment basis.  The underwriters are obligated to take and purchase all of the shares of common stock offered under this prospectus if any such shares are taken.

We have granted the underwriters an option for a period of 45 days from the date of this prospectus to purchase up to 15% of the total number of our shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discount. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $      based on the initial public offering price of $          per share, and the total gross proceeds to us, before underwriting discounts and commission expenses, will be $       .  Net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the shares of common stock to purchasers in the offering on or about         .

Boustead Securities, LLC

The date of this prospectus is           , 2022.

i

Please read this prospectus carefully. It describes our business, financial condition, results of operations and prospects, among other things. We are responsible for the information contained in this prospectus and in any free-writing prospectus we have authorized. Neither we nor the underwriter have authorized anyone to provide you with different information, and neither we nor the underwriter take responsibility for any other information others may give you. Neither we nor the underwriter are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of common stock. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business, including “Signing Day Sports™”, “The Hat Before The Hat™ and associated marks. For convenience, we may not include the SM, ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

We are responsible for the information contained in this prospectus. This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on historical market data, and there is no assurance that any of the forecasts or projected amounts will be achieved. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. The market and industry data used in this prospectus involve risks and uncertainties that are subject to change based on various factors, including the COVID-19 pandemic and those discussed in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in, or implied by, the estimates made by independent parties and by us. Furthermore, we cannot assure you that a third party using different methods to assemble, analyze or compute industry and market data would obtain the same results.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in common stock. You should carefully read the entire prospectus, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this prospectus, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

In this prospectus, unless the context indicates otherwise, “we,” “us,” “our,” “Signing Day Sports,” “the Company,” “our company” and similar references refer to the consolidated operations of Signing Day Sports, Inc., a Delaware corporation.

Our Company

Overview

We are a technology company developing and operating platforms aiming to give significantly more student-athletes the opportunity to go to college and continue playing sports. Our platform, Signing Day Sports, is a digital ecosystem to help athletes get discovered and recruited by coaches and recruiters across the country. We currently support football, baseball, softball, and both women’s and men’s soccer, and we plan to expand the Signing Day Sports platform to include additional sports. Each sport is led by former professional athletes and coaches who know what it takes to get to the big leagues.

Signing Day Sports launched in 2019, and as of July 2022, more than 600 high schools and sports clubs and 75,000 aspiring high school athletes subscribed to the Signing Day Sports platform. 21 of the top 25 high school football programs subscribe to the Signing Day Sports platform, based on the MaxPreps 2020 football as of June 30, 2022. As of July 2022, 436 colleges were credentialed and onboarded as of July 2022, with over 80 more in the onboarding queue (including colleges in Division I, Division II, Division III, and National Association of Intercollegiate Athletics). Signing Day Sports initially supported football athletes, now also offers baseball, softball and soccer platforms, and is expected to add basketball support in the next six months, resulting in even more recruiter and athlete platform participants.

We founded Signing Day Sports to reinvent the high school and college sports recruiting process for the digital era. When we started the Company, recruiting was still being done largely as it had been done since before the mass availability of Internet-connected devices and was still limited by that model. We believe that we identified the flaws in the recruiting process and the unique opportunity it presented for us to become a solution provider in the industry. We developed and operated our platform with the objective of optimizing and enhancing the sports recruitment process across all sizes of colleges and athletic departments.

Our ability to leverage modern technologies to bring coaches and athletes together in a mutually beneficial ecosystem has shown significant benefits for both sides of the student-athlete recruitment process. Parents and athletes can use the platform to understand and provide what recruiters want to see, seek and gain offers of better athletic scholarships or other financial aid packages, and maximize the potential of an athlete’s career. Recruiters now have a comprehensive recruitment application that shows video verification of key attribute data and gives the recruiter the ability to narrow down their search with a highly optimized search engine and athlete screening process.

In short, we offer a comprehensive solution that services the needs of all participants in the sports recruitment process. We are aware of no other platform that offers what our platform does. Our goal is to change the way sports recruitment is done for the betterment of everyone.

Our Historical Performance

We have incurred losses for each period from our inception. For the fiscal years ended December 31, 2021 and 2020, our net loss was approximately $6.5 million and $0.9 million, respectively, and for the nine months ended September 30, 2022 and 2021, our net loss was approximately $        million and $         million, respectively. We expect to incur expenses and operating losses over the next several years. Accordingly, we will need additional financing to support our continuing operations. We will seek to fund our operations through public or private equity offerings, debt financings, government or other third-party funding, collaborations and licensing arrangements. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would impact our going concern status and would have a negative impact on our financial condition and our ability to pursue our business strategy and continue as a going concern. We will need to generate significant revenues to achieve profitability, and we may never do so.

For further discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Going Concern”.

The sports recruitment industry has a number of problems. Frequently, the best athletes in the world get overlooked because of a lack of exposure, promotion, and experience. The dominance of the top athletic programs reduces opportunities for talented student-athletes. Many student-athletes who do not know how to effectively promote themselves will get pushed down ranking sheets. Signing Day Sports has built an application to bring equal opportunity to all student-athletes looking to be recruited at every level.

We believe that our technology can help level the playing field for both student-athletes and recruiters. Any student-athlete can promote and demonstrate their talent to all of the recruiters on our platform. On the other side, every recruiter who uses the platform can access the same rich level of data that can be provided by our platform’s student-athletes.

We believe our technology will help move sports recruitment toward a truly fair experience for all parties involved.

Our Solution

Signing Day Sports is a platform in the form of an app available on Apple’s App Store and Google Play for student-athletes and desktops for coaches and recruiters. We believe Signing Day Sports is the first comprehensive sports recruitment platform. The platform interface is designed to be optimized for each participant in the sports recruitment process. The three-tiered technology platform serves student-athletes and their parents, high school and sports club coaches, and college and professional recruiters and scouts.

Student-athletes can upload key information and verified data that is critical in the recruitment process. The data fields in our player platform include the following: Video-verified measurables (such as height, weight, 40-yard dash, wingspan, hand size), academic information (such as official transcripts and SAT/ACT scores), and technical skill videos (such as drills and mechanics that exemplify player mechanics, coordination, and development).

College coaches, team managers and other recruiters can load in all athletes on their respective teams, sports clubs or programs. They can use the platform to communicate directly with athletes, track their progress in the weight room and training field, and manage other aspects of their athletes. Additionally, the platform serves as an important tool for recruitment and development. In particular, college coaches can manage their entire recruitment process through our platform. Our platform provides college coaches an optimized organizational system, communication tools, and verified data to make informed decisions and save program costs. Athletes and parents can use the platform to communicate with their coaches and managers as well as track individual performance and key metrics that are valuable to recruiters. The platform was built by athletes and recruiters for athletes and recruiters, and we believe it truly represents the future of sports recruitment.

Our Competitive Strengths

We believe our key competitive strengths include:

●	Massive Low-Cost Access to Recruiters. Recruiting events, camps, games and showcases such as those hosted by Next College Student-athlete (NCSA), Gridiron Elite and Perfect Game strive to match high-level high school athletes for in-person competition. Attendees sometimes travel interstate to attend these events and typically pay an attendance fee as well. These events are typically costly to recruits’ families and present a number of practical challenges for recruits. Our app evens the playing field by allowing an athlete to get in front of numerous recruiters without any travel or significant costs.

●	More Objective and Fair Player Evaluations. Our platform fills a niche in the current competitive landscape by allowing recruits to put their best foot forward by submitting only their best interviews, verified athletic/academic measurables, verified drill footage, and actual game film. Recruiters can then better assess their prospects than in traditional in-person recruitment events where chance events can throw off even the best athletes’ performances.

●	Better Athlete Comparison Tools. Other digital sports recruitment apps such as Hudl do not allow coaches to evaluate prospects’ drill performances frame-by-frame, side-by-side. Additionally, these platforms do not have verified statistics within individual recruiting profiles. Our tool offers these and a number of other unique features that recruiters and their prospects find exceptionally valuable.

●	Designed for Coaches and Recruiters. Through our verified measurables, “Film Room,” “Big Board”, “Interview” and recruiter-athlete messaging features, our app’s coach/recruiter platform allows college coaches and recruiters to drive the recruitment process. At their desktops, recruiters can easily access and request verifiable information from thousands of athletes across the nation. After players submit their video-verified uploads, verified academics, and supplemental data like responses to interview questions, coaches can make well-informed decisions. Our in-app messaging allows coaches to communicate directly with prospective recruits. All of our app’s features are designed to produce an efficient, comprehensive and intuitive process for accessing, comparing, ranking and recruiting athletes by user coaches and recruiters.

●	Designed for Players and Parents. Our app’s player-facing mobile platform easily allows players to submit video-verified information, verified academic information, responses to interview questions, and other data, and be seen by hundreds of college coaches and recruiters. In the comfort of their own home or a nearby field, players can upload all the information coaches need to make a well-informed decision.

●	PRO+ Service: PRO+, our premium services offering, provides players with all of the critical features within our platform, and adds direct support and guidance from former Division I football recruiters and personnel. For this service, our recruitment team provides players and families with the following: Two film evaluations, access to college recruiting experts, highlight tape development, custom college scorecard, and more recruiting services. At a price of $299.99 per year, the combination of our technology platform and recruitment guidance will ensure the players have the best opportunity to earn a scholarship.

Our Growth Strategies

The key elements of our strategy to grow our business include:

●	Investment in our Platform. We will continue to invest in our technology and infrastructure to improve our product and ability to present best-in-class technology in the recruitment space. We have hired key employees and retained an onshore technology and development agency, Midwestern Interactive, LLC, or Midwestern, for product launches in baseball, softball, and soccer, in addition to continually improving the features and performance of our platform. Additionally, we will recruit, hire, and employ a high-quality offshore team to improve the efficiency and quality of our platform. We will also prioritize internal hires of engineers and developers to launch new features and sports platforms, while ensuring product stability and effectiveness.

●	Launch New Products and Expand Features. Over time, we will continue to launch new products and features to meet market demand. We will prioritize the needs of college coaches and recruiters across the nation in various sports verticals.

●	Launch of My Lists. With the expected launch of our platform’s My Lists feature in November 2022, college coaches will be able to drive player subscriptions and adoption through the recruitment process. My Lists will allow coaches to proactively access our technology to bring their recruits to our platform and provide the pertinent data and information they need to recruit and make offers to their national prospects. With My Lists, college coaches can upload their prospect list to our platform and request player-verified information from prospects. Players can then use our platform to upload requested verifiable information (such as academic transcripts, verified height, highlight link, and 40-yard dash time). Through My Lists, college coaches will have more of the types of uploaded verified data and key information that they need to make data-informed decisions, and communicate with and make offers to potential prospects through our in-app messaging.

●	Completion and Launch of Four New Sports Platforms. Our football product has officially launched and we will continue to grow our football platform with additional features. Our baseball, softball, and men’s and women’s soccer platforms are in minimally viable product, or MVP, versions. We expect the launch dates of our official platforms for these sports will be as follows: Baseball, Winter 2023; Softball, Spring 2023; and Soccer, Summer 2023.

●	Increase Profitability through Multiple Revenue Streams. Signing Day Sports expects increased profitability as we launch digital marketing campaigns and sports platforms. We expect that a growing subscriber base will allow us to increase subscription margin, increase subscriber lifetime value, and increase monthly and annual renewal profits. An increase in profitability from a greater subscription base and multiple sports platforms can in turn support our branding, marketing, and operational spend.

●	Expand Sports Club Support. Prominent youth sports organizations in the United States are involved in many different sports including soccer, baseball, softball, lacrosse, basketball, and track and field. Sports clubs are often more competitive than high school athletic programs, and club players often demonstrate a commitment to continue playing sports at the next level. As we expand our platform to other sports, such as soccer, baseball, softball, and basketball, we will prioritize support for youth club sports organizations. Our support will be the expansion of a sales team to directly work with club coaches and organizations. We expect that club teams and organizations will embed our platform fees into their annual fees so that they can offer enhanced recruitment support for players and their parents, while providing their coaches with a tool to streamline the recruitment process.

●	Grow and Broaden Brand Awareness. Our brand awareness has developed primarily within our football vertical, particularly in the Southwestern United States and other areas where football is a dominant sport. With strategic partnerships with football associations and organizations, digital, social media, event marketing, and organizational partnerships, we expect to grow our brand throughout the United States. Additionally, as we launch new sports verticals, we will have many opportunities to increase brand and product awareness through additional markets. We will broaden our reach through educating players, parents, and coaches through best-in-class technology and compelling value.

●	Pursue Strategic Geographies for Product Expansion. With youth sports being played across the world, we will seek to expand our platform and technology to other countries across the globe. Through disciplined research, we will seek to expand our product to areas with significant children’s sport participation, technology adoption, and access to recruiters. We expect to prioritize the North America markets first, then replicate and introduce products suited to the local. For example, our soccer platform could provide a significant solution to inefficiencies in the student-athlete recruitment process in markets like Mexico and Europe.

●	Digital Marketing Campaigns

●	Business-to-consumer (B2C) digital marketing. Through our B2C digital marketing campaign, we will promote and advertise our products and services to thousands of high-school-aged football players and parents across the nation. With our planned combination of compelling content, brand influencers, and a marketing website, we expect significant growth in individual subscriber growth. In particular, we will prioritize parent-friendly social media platforms such as Facebook, Twitter, and Instagram, and our campaigns will support and educate parents on the recruitment process while providing our value proposition through our products, services and technology.

●	Business-to-business (B2B) digital marketing. Through our B2B digital marketing campaign, we will promote and advertise our products and services to high school and sports club coaches, athletic directors, sports club owners, and their business development teams.

●	Digital marketing techniques. Our digital marketing campaigns will utilize search engine optimization, pay per click, digital ads, and other effective techniques to increase team and organizational subscriptions.

●	Marketing and Sponsorship Agreements and Collaborations. Our focus on key sponsorship and marketing agreements will serve to both increase overall player subscriptions and marketing.

●	Louisville Slugger Hitting Science Center: We and Louisville Slugger Hitting Science Center LLC, or LSHSC, whose mission is to become the gold standard in baseball and fastpitch softball education and instruction, will collaborate on the joint marketing and promotion of each other’s products and services. LSHSC will offer subscriptions to our platform and subscription revenues will be shared between us. See “Business – Sales and Marketing – Marketing and Sponsorship Agreements” for further information.

●	The U.S. Army Bowl: Over the course of our three-year agreement, we will be the official recruitment platform for The U.S. Army Bowl, an annual national all-star game for U.S. high school football and to be held in December 2022 at Ford Center at The Star in Frisco, Texas. Aside from having priority on-site access to many of the top players in the game, we may potentially promote ourselves, advertise to, and onboard more than an estimated 30,000 athletes as a sponsor through the game’s advertising channels. At the game event alone, we expect to be able to subscribe and onboard more than 4,000 players onto our platform. See “Business – Sales and Marketing – Marketing and Sponsorship Agreements” for further information.

●	State Athletic and Coaches Associations: We have sponsored a number of state athletic associations across the U.S. Such sponsorships include the Arizona Football Coaches Association, or AZFCA, Texas High School Coaches Association, or THSCA, North Carolina Coaches Association, or NCCA, and Minnesota Football Coaches Association, or MFCA. These associations have agreed to designate us as their exclusive recruitment platform for all coaches in their respective states. In addition, we have marketing rights to their coaches, athletes, and athletic events and combines throughout the year. Please see the details of our marketing and sponsorship agreements with these associations in “Business – Sales and Marketing – Marketing and Sponsorship Agreements”.

●	Potential Accretive Acquisitions. We are currently evaluating potential acquisition targets (although no such acquisition target has yet been identified) that could bolster subscriber growth, branding awareness, and revenue shares. These potential acquisitions range from owners of specific game events, athlete development programs, and technologies to boost subscriber growth and revenue.

●	Event and Marketing Activation. Through key partnerships, our events team will conduct on-site activation with high school-aged athletes and their parents. Specifically, at these events, athletes will have the opportunity to purchase, download, and upload key data and information on-site. These events will include football skills camps, soccer tournaments, 7v7 football tournaments, baseball showcases, and state-wide combines.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1,235,000,000, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (ii) scaled executive compensation disclosures; and (iii) the requirement to provide only two years of audited financial statements, instead of three years.

Our Corporate History and Structure

Signing Day Sports, LLC, an Arizona limited liability company (“SDS LLC – AZ”), was formed on January 21, 2019. SDS LLC – AZ formed two wholly-owned subsidiaries, Signing Day Sports Football, LLC, an Arizona limited liability company (“SDSF LLC”), and Signing Day Sports Baseball, LLC, an Arizona limited liability company (“SDSB LLC”), on September 29, 2020 and November 25, 2020, respectively.

On June 5, 2020, a process to change SDS LLC – AZ into a Delaware corporation was initiated. On that date, a certificate of formation for Signing Day Sports, LLC, a Delaware limited liability company (“SDS LLC – DE”), and a certificate of conversion of SDS LLC – AZ into SDS LLC – DE, were filed with the Delaware Secretary of State. On September 9, 2021, a certificate of incorporation for Signing Day Sports, Inc., a Delaware corporation (“SDS Inc. – DE”), and a certificate of conversion of SDS LLC – DE into SDS Inc. – DE were filed with the Delaware Secretary of State. From September 9, 2021 to July 11, 2022, SDS Inc. – DE operated as the successor entity to SDS LLC – AZ, and SDS LLC – AZ continued to be registered as an active entity with the Arizona Corporation Commission while its conversion into SDS LLC – DE pended.

On July 11, 2022, an Agreement and Plan of Merger was entered into between SDS LLC – AZ, SDSF LLC, SDSB LLC, and SDS Inc. – DE (the “Merger Agreement”). On the same date, pursuant to the Merger Agreement, a certificate of merger was filed with the Delaware Secretary of State and a statement of merger was filed with the Arizona Secretary of State effecting the merger of SDS LLC – AZ, SDSF LLC, and SDSB LLC with and into SDS Inc. – DE, and SDS Inc. – DE succeeded to the rights, property, obligations, and liabilities of each of SDS LLC – AZ, SDSF LLC, and SDSB LLC. In anticipation of the Merger Agreement and its consummation, in April 2022 and May 2022, SDS LLC – AZ, SDS Inc. – DE, and each of the members or shareholders of SDS LLC – AZ, SDSF LLC, SDSB LLC, and SDS Inc. – DE, entered into Settlement Agreement and Releases (collectively, the “Settlement Agreements”), which provided, among other things, for the mutual general release of all claims by the parties against and relating to SDS LLC – AZ, SDSF LLC, SDSB LLC, and SDS Inc. – DE, except for claims relating to certain simple agreements for future equity or convertible notes, and confirmed the owners and related amounts of all outstanding shares of common stock of SDS Inc. represented by the capitalization table exhibit to the Settlement Agreements. In addition, following a unanimous written consent of the board of directors of SDS Inc. – DE approving the merger transactions, Settlement Agreements, a shareholder agreement, and a proposed capitalization table of SDS Inc. – DE, dated as of March 25, 2022, the members of SDS LLC – AZ and the stockholders of SDS Inc. – DE executed unanimous written consents approving the Merger Agreement and related transactions, Settlement Agreements, shareholder agreement, and an updated capitalization table of SDS Inc., dated as of May 17, 2022 and July 6, 2022, respectively.

See “Corporate History and Structure” for a further description of our corporate history and structure.

Corporate Information

Our principal executive offices are located at 8753 E Bell Road #110, Scottsdale, AZ 85260 and our telephone number is (602) 481-7440. We maintain a website at https://www.signingdaysports.com/. Information available on our website is not incorporated by reference in and is not deemed a part of this prospectus.

The Offering

Shares being offered:	shares of common stock (or shares if the underwriters exercise the over-allotment option in full).
Offering price:	We currently estimate that the initial public offering price will be between $ and $ per share.
Shares outstanding after the offering:	shares of common stock (or shares if the underwriters exercise the over-allotment option in full).
Over-allotment option:	We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the shares sold in the offering ( additional shares) at the initial public offering price, less the underwriting discounts and commissions.
Representative’s warrants:	We have agreed to issue to the representative warrants to purchase a number of shares of common stock equal in the aggregate to 7% of the total number of shares issued in this offering. The representative’s warrants will be exercisable at a per share exercise price equal to 100% of the public offering price per share of common stock sold in this offering. The representative’s warrants will be exercisable at any time and from time to time, in whole or in part, during the five-year period commencing on the commencement date of sales in this offering. The registration statement of which this prospectus forms a part also registers the shares of common stock issuable upon exercise of the representative’s warrants. See “Underwriting” for more information.
Use of proceeds:	We expect to receive net proceeds of approximately $ from this offering (or approximately $ if the underwriters exercise their over-allotment option in full), assuming an initial public offering price of $ per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We plan to use the net proceeds of this offering for product and technology development, expansion of our sales team and marketing efforts, and general working capital and other corporate purposes. See “Use of Proceeds” for more information on the planned use of proceeds.
Risk factors:	Investing in our common stock involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 11 before deciding to invest in our common stock.
Lock-up	We, all of our directors and officers and shareholders holding 5% or more of our shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of twelve months after the closing of this offering. See “Underwriting” for more information.
Proposed trading market and symbol

We are in the process of applying to list our common stock on the Nasdaq Capital Market under the symbol “[SIGN].” We believe that upon the completion of this offering, we will meet the standards for listing on Nasdaq. The closing of this offering is contingent upon the successful listing of our common stock on the Nasdaq Capital Market

The number of shares of common stock outstanding immediately following this offering is based on 40,430,724 shares outstanding as of the date of this prospectus and excludes:

●	shares of common stock issuable upon conversion of outstanding convertible notes at a conversion price of $ per share;

●	shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $ per share;

●	1,385,000 total shares of common stock issuable upon the exercise of options which have been granted to certain employees, consultants, officers, and directors under the Signing Day Sports, Inc. 2022 Equity Incentive Plan, or the Equity Incentive Plan, or the Plan, at an exercise price per share equal to $0.62 per share;

●	3,750,000 shares of common stock that are reserved for issuance under the Plan, which is inclusive of the 1,385,000 shares issuable upon the exercise of options that have been granted under the Plan;

●	shares of common stock issuable upon exercise of outstanding placement agent’s warrants at an exercise price of $ per share; and

●	shares of common stock issuable upon exercise of warrants to be issued to the underwriters in connection with this offering.

Unless otherwise indicated, this prospectus reflects and assumes no exercise by the underwriters of their over-allotment option.

Summary Financial Information

The following tables summarize certain financial data regarding our business and should be read in conjunction with our financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our summary financial data as of December 31, 2021 and 2020 are derived from our audited financial statements included elsewhere in this prospectus. Our summary financial data as of September 30, 2022 and 2021 are derived from our unaudited financial statements included elsewhere in this prospectus. All financial statements included in this prospectus are prepared and presented in accordance with generally accepted accounting principles in the United States (“GAAP”). The summary financial information is only a summary and should be read in conjunction with the historical financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Nine Months Ended September 30,		Years Ended December 31,
	2022	2021	2021	As Restated 2020
	(unaudited)	(unaudited)
Statements of Operations Data
Revenue	$	$	$340,984	$30,688
Operating expenses			6,637,101	947,056
Total other income (expense)			(231,951)	-
Net earnings (loss)	$	$	$(6,528,068)	$(916,368)

	As of September 30,	As of December 31,
	2022	2021	2020
	(unaudited)
Balance Sheet Data
Cash	$	$4,687,550	$1,050,877
Total current assets		4,855,223	1,074,091
Total assets		7,192,354	2,664,794
Total current liabilities		532,552	108,552
Total liabilities		8,477,180	108,552
Total stockholders’ (deficit) and members’ equity		(1,284,826)	2,556,242
Total liabilities and stockholders’ (deficit) and members’ equity	$	$7,192,354	$2,664,794

Summary of Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

Risks Related to the Company’s Business, Operations and Industry

●	The currently evolving situation related to the COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

●	We have a limited operating history. There can be no assurance that we will be successful in growing our business.

●	We have a history of losses since once inception and may continue to incur losses for the foreseeable future.

●	We will need to obtain additional funding to continue operations. If we fail to obtain the necessary financing or fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations and we may be forced to significantly delay, scale back or discontinue our operations.

●	We operate in the highly competitive sports recruitment industry which is subject to rapid and significant technological changes.

●	If we fail to acquire new customers, we may not be able to increase net sales or achieve profitability.

●	Our software or services may not operate properly, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could harm our business and operating results.

●	Our software or services may not operate properly, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could harm our business and operating results.

●	If our security measures are breached or fail and unauthorized access is obtained to a customer’s data, our service may be perceived as insecure, the attractiveness of our services to current or potential customers may be reduced, and we may incur significant liabilities.

●	We depend on sophisticated information technology systems and data processing to operate our business. If we experience security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, customer data or personal data, we may face costs, significant liabilities, harm to our brand and business disruption.

●	Claims by others that we infringe their intellectual property could force us to incur significant costs or revise the way we conduct our business.

●	Changes in government policy, legislation or regulatory or judicial interpretations could hinder or prevent our ability to conduct our business operations.

●	If we fail to renew and/or expand our existing licenses, we may be required to discontinue or limit our use of the products that include or incorporate the licensed intellectual property.

●	We are subject to governmental regulation, which can change, and any failure to comply with these regulations may have a material negative effect on our business and results of operations.

●	We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all.

●	If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed.

Risks Related to Our Common Stock and this Offering

●	There has been no public market for our common stock prior to this offering, and an active market in which investors can resell their shares of our common stock may not develop.

●	The market price of our common stock may fluctuate, and you could lose all or part of your investment.

●	We may not be able to satisfy listing requirements of Nasdaq or maintain a listing of our common stock on Nasdaq.

●	We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

●	You will experience immediate and substantial dilution as a result of this offering.

●	We do not expect to declare or pay dividends in the foreseeable future.

●	Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our common stock to decline and would result in the dilution of your holdings.

●	Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before purchasing our common stock. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements”.

Risks Related to the Company’s Business, Operations and Industry

The currently evolving situation related to the COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

In January 2020, the World Health Organization declared the COVID-19 outbreak to be a public health emergency and, in March 2020, it declared the outbreak to be a pandemic. The COVID-19 pandemic has caused severe global economic and societal disruptions and uncertainties. In response to the virus, countries and local governments instituted policies and measures to curtail the spread of the virus, including “stay at home” orders, travel restrictions and restrictions on the operation of non-essential businesses and services. Companies have also taken precautions, such as requiring employees to work remotely and temporarily closing or minimizing operations. Although some initial restrictions have been relaxed, some restrictions have also been re-imposed and the current restrictions and future prevention and mitigation measures imposed by governments and private companies are likely to continue to have a severe adverse impact on global economic conditions and consumer confidence and spending. The COVID-19 pandemic may negatively affect our business by causing or contributing to, among other things, the following:

●	Cessation or significant reductions in the operations of, or the inability, or significant disruptions in the ability, to meet obligations to us, of significant third-party suppliers, vendors, external manufacturers and other business or commercial partners, which may be caused by their business, operational or financial difficulties, among other reasons.

●	Significant decreases in sales of or demand for, or significant volatility in sales of or demand for, one or more of our significant products or service offerings due to, among other things, closure or reduction in occupancy of sporting events which could affect our key customers; changes in customer behavior or preference; any negative impact to our reputation resulting from an adverse perception of our response to the pandemic; or the worldwide, regional and local adverse economic and financial market conditions.

●	Significant disruptions to our business operations due to, among other things, unavailability of key employees, including our senior management team, as a result of illness to themselves or their families; cancellation or other disruptions of sales and marketing events; disruptions to trade promotion initiatives; and any delays or modifications to any significant strategic initiatives.

●	Additional or renewed significant governmental actions, including closures, quarantines or other restrictions on the ability of our employees to travel or perform necessary business functions or our ability to market or sell our products; changes in costs associated with governmental actions or general economic trends; or other limitations or restrictions on our ability to market or sell our products or the ability of our suppliers, customers or third-party partners to effectively run their operations, which may negatively impact demand and our ability to market and sell our products.

The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic and our continued ability to manufacture and distribute our products, as well as any future government actions affecting consumers and the economy generally, all of which are uncertain and difficult to predict, especially in light of the rapidly evolving social and political situations in response to the pandemic. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by local, state or federal authorities or that we determine are in the best interests of our employees, consumers, customers or business partners. Although the potential effects that COVID-19 may have on us are not clear, such impacts could materially adversely affect our business, financial condition and results of operations.

We have a limited operating history. There can be no assurance that we will be successful in growing our business.

We have a limited history of operations. As a result, there can be no assurance that we will be successful in providing our sports recruitment technology services. Any potential for future growth will place additional demands on our executive officers, and any increased scope of our operations will present challenges due to our current limited management resources. There can be no assurance that we will be successful in our efforts. Our inability to locate additional opportunities, to hire additional management and other personnel, or to enhance our management systems, could have a material adverse effect on our results of operations. There can be no assurance that our operations will be profitable.

We have a history of losses since inception and may continue to incur losses for the foreseeable future.

To date, we have been unable to sell its services in quantities sufficient to be operationally profitable. Consequently, we have sustained substantial losses. There can be no assurances that the Company will ever achieve the level of revenues needed to be operationally profitable in the future and if profitability is achieved, that it will be sustained. Our revenues have fluctuated and may likely continue to fluctuate significantly from quarter to quarter and from year to year. We will need to obtain additional capital and increase sales to become profitable.

We will need to obtain additional funding to continue operations. If we fail to obtain the necessary financing or fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations and we may be forced to significantly delay, scale back or discontinue our operations.

We will require additional capital to fund our operations, and if we fail to obtain necessary financing, our business plan may not be successful.

Our operations have consumed substantial amounts of cash since inception, and we expect they will continue to consume substantial amounts of cash as we aggressively build our platform and our internal marketing, compliance and other administrative functions. Although we believe the net proceeds from this offering together with existing cash and cash equivalents will be sufficient to fund our projected operating expenses for some period of time, we will require additional capital to maintain our business operations, and we may also need to raise additional funds sooner if our operating and other expenses are higher than we expect.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect.

If a lack of available capital means that we are unable to expand our operations or otherwise capitalize on our business opportunities, our business, financial condition and results of operations could be materially adversely affected.

We operate in the highly competitive sports recruitment industry which is subject to rapid and significant technological changes.

The sports recruitment industry in which the Company is engaged is intensely competitive and characterized by rapid changes in technology, customer requirements, and industry standards, and by frequent new product and service offerings and improvements. We compete with an array of established and emerging recruiting solution providers. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnerships, or acquisitions by our competitors or continuing market consolidation. With the introduction of new technologies and market entrants, we expect the competitive environment to remain intense. There can be no assurance that Company’s systems can be upgraded to meet future innovations in the industry or that new technologies will not emerge, or existing technologies will not be improved, which would render the Company’s offerings obsolete or non-competitive. Many of the companies we compete with enjoy significant competitive advantages over us, including but not limited to greater name recognition; greater financial, technical and service resources; established networks; additional product offerings; and greater resources for product development and sales and marketing. In addition, there can be no assurance that other established sports recruiting companies, any of which would likely have greater resources than the Company, will not enter the market. There can be no assurance that the Company will be able to compete successfully against any of its competitors.

If we fail to acquire new customers, we may not be able to increase net sales or achieve profitability.

We have invested in marketing and branding related to customer acquisition and expect to continue to do so. We must continue to acquire subscription customers in order to increase net sales and achieve profitability. In order to expand our customer base, we must appeal to and acquire customers who have historically used other means to recruit athletes and may prefer alternatives to do so. We cannot assure you that the net sales from new customers we acquire will ultimately exceed the cost of acquiring those customers. If consumers do not perceive the platform we offer to be of high value and quality, we may not be able to acquire new customers. If we are unable to acquire new customers, the net sales we generate may decrease, and our business, financial condition and operating results may be materially and adversely affected.

We use social networking sites, such as Facebook, Instagram and YouTube, online services, search engines, affiliate marketing websites, directories and other social media websites and ecommerce businesses to advertise, market and direct potential customers to use our platform. As social networking continues to rapidly evolve, we must continue to use social media channels that are used by our current and prospective customers and cost-effectively drive traffic to our platform. We believe that failure to utilize these channels as sources of traffic to our site to generate new customers would adversely affect our financial condition.

Our software or services may not operate properly, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could harm our business and operating results.

We may encounter human or technical obstacles that prevent our website and apps from operating properly. If our offerings do not function reliably or fail to achieve customer expectations in terms of performance, customers could assert liability claims against us or cancel their contracts with us. This could damage our reputation and impair our ability to attract or maintain customers. We cannot assure you that material performance problems or defects in our service offerings will not arise in the future. Errors may result from receipt, entry, or interpretation of customer information or from interface of our services. These defects and errors and any failure by us to identify and address them could result in loss of revenue or market share, liability to customers or others, failure to achieve market acceptance or expansion, diversion of development resources, injury to our reputation, and increased service and maintenance costs. The costs incurred in correcting any defects or errors or in responding to resulting claims or liability may be substantial and could adversely affect our operating results.

If our security measures are breached or fail and unauthorized access is obtained to a customer’s data, our service may be perceived as insecure, the attractiveness of our services to current or potential customers may be reduced, and we may incur significant liabilities.

Our services involve the Internet-based storage and transmission of customers’ information. We rely on proprietary and commercially available systems, software, tools and monitoring, as well as other processes, to provide security for processing, transmission and storage of such information. Because of the sensitivity of this information and due to requirements under applicable laws and regulations, the effectiveness of our security efforts is very important. If our security measures are breached or fail as a result of third-party action, acts of terror, social unrest, employee error, malfeasance or for any other reasons, someone may be able to obtain unauthorized access to customer data. Improper activities by third-parties, advances in computer and software capabilities and encryption technology, new tools and discoveries and other events or developments may facilitate or result in a compromise or breach of our security systems. Our security measures may not be effective in preventing unauthorized access to the customer data stored on our servers. If a breach of our security occurs, we could face damages for contract breach, penalties for violation of applicable laws or regulations, possible lawsuits by individuals affected by the breach and significant remediation costs and efforts to prevent future occurrences. In addition, whether there is an actual or a perceived breach of our security, the market perception of the effectiveness of our security measures could be harmed and we could lose current or potential customers.

We depend on sophisticated information technology systems and data processing to operate our business. If we experience security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, customer data or personal data, we may face costs, significant liabilities, harm to our brand and business disruption.

We rely on information technology systems and data processing that we or our service providers, collaborators, consultants, contractors or partners operate to collect, process, transmit and store electronic information in our day-to-day operations, including a variety of personal data, such as name, mailing address, email addresses, academic records, phone numbers and potentially other sensitive user information. Additionally, we, and our service providers, collaborators, consultants, contractors or partners, do or will collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect and share personal information and other information to operate our business, for legal and marketing purposes, and for other business-related purposes. Our internal computer systems and data processing and those of our third-party vendors, consultants, collaborators, contractors or partners, may be vulnerable to a cyber-attack, malicious intrusion, breakdown, destruction, loss of data privacy, actions or inactions by our employees or contractors that expose security vulnerabilities, theft or destruction of intellectual property or other confidential or proprietary information, business interruption or other significant security incidents. As the cyber-threat landscape evolves, these attacks are growing in frequency, level of persistence, sophistication and intensity, and are becoming increasingly difficult to detect. In addition to traditional computer “hackers,” threat actors, software bugs, malicious code (such as viruses and worms), employee theft or misuse, denial-of-service attacks (such as credential stuffing), phishing and ransomware attacks, sophisticated nation-state and nation-state supported actors now engage in attacks (including advanced persistent threat intrusions). These risks may be increased as a result of COVID-19, owing to an increase in personnel working remotely and higher reliance on internet technology. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period.

There can be no assurance that we, our service providers, collaborators, consultants, contractors or partners will be successful in efforts to detect, prevent or fully recover systems or data from all breakdowns, service interruptions, attacks or breaches of systems that could adversely affect our business and operations and/or result in the loss of critical or sensitive data. Any failure by us or our service providers, collaborators, consultants, contractors or partners to detect, prevent, respond to or mitigate security breaches or improper access to, use of, or inappropriate disclosure of any of this information or other confidential or sensitive information, including customers’ personal data, or the perception that any such failure has occurred, could result in claims, litigation, regulatory investigations and other proceedings, significant liability under state, federal and international law, and other financial, legal or reputational harm to us. Further, such failures or perceived failures could result in liability and a material disruption of our development programs and our business operations, which could lead to significant delays, lost revenues or other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition, prospects and cashflow.

Additionally, applicable laws and regulations relating to privacy, data protection or cybersecurity, external contractual commitments and internal privacy and security policies may require us to notify relevant stakeholders if there has been a security breach, including affected individuals, business partners and regulators. Such disclosures are costly, and the disclosures or any actual or alleged failure to comply with such requirements could lead to a materially adverse impact on the business, including negative publicity, a loss of confidence in our services or security measures by our business partners or breach of contract claims. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages if we fail to comply with applicable data protection laws, privacy policies or other data protection obligations related information security or security breaches.

Claims by others that we infringe their intellectual property could force us to incur significant costs or revise the way we conduct our business.

Our competitors protect their proprietary rights by means of patents, trade secrets, copyrights, trademarks and other intellectual property. We have not conducted an independent review of patents and other intellectual property issued to third-parties, who may have patents or patent applications relating to our proprietary technology. We have not received notice of any claims alleging infringement of third parties’ intellectual property. However, we may in the future receive letters from third parties alleging, or inquiring about, possible infringement, misappropriation or violation of their intellectual property rights. Any party asserting that we infringe, misappropriate or violate proprietary rights may force us to defend ourselves, and potentially our customers, against the alleged claim. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and/or invalidation of our proprietary rights or interruption or cessation of our operations. Any such claims or lawsuit could:

●	be time-consuming and expensive to defend, whether meritorious or not;

●	require us to stop providing products or services that use the technology that allegedly infringes the other party’s intellectual property;

●	divert the attention of our technical and managerial resources;

●	require us to enter into royalty or licensing agreements with third-parties, which may not be available on terms that we deem acceptable;

●	prevent us from operating all or a portion of our business or force us to redesign our products, services or technology platforms, which could be difficult and expensive and may make the performance or value of our product or service offerings less attractive;

●	subject us to significant liability for damages or result in significant settlement payments; or

●	require us to indemnify our customers.

Furthermore, during the course of litigation, confidential information may be disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. Disclosure of our confidential information and our involvement in intellectual property litigation could materially adversely affect our business. Some of our competitors may be able to sustain the costs of intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, any litigation could significantly harm our relationships with current and prospective customers. Any of the foregoing could disrupt our business and have a material adverse effect on our business, operating results and financial condition.

There may be challenges to our patents and proprietary technology.

The Company holds a provisional patent and trade secret rights relating to various aspects of its technologies, which are of material importance to the Company and its future prospects. Any patent we have obtained or do obtain may be challenged by re-examination or otherwise invalidated or eventually found unenforceable. Both the patent application process and the process of managing patent disputes can be time consuming and expensive. Competitors may attempt to challenge or invalidate our patents, or may be able to design alternative techniques or devices that avoid infringement of our patents, or develop products with functionalities that are comparable to ours. In the event a competitor infringes upon our patent or other intellectual property rights, litigation to enforce our intellectual property rights or to defend our patents against challenge, even if successful, could be expensive and time consuming and could require significant time and attention from our management. Furthermore, there can be no assurance that the Company’s products and services will not infringe on any patents of others. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents against challenges from others.

If we fail to renew and/or expand our existing licenses, we may be required to discontinue or limit our use of the products that include or incorporate the licensed intellectual property.

Our third-party licenses, or support for such licensed products and technologies, may not continue to be available to us on commercially reasonable terms, if at all. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the products that include or incorporate the licensed intellectual property. Although to date we have not encountered such issues, licensing requirements may preclude us from using technologies owned or developed by third parties if those parties are unwilling to allow us to comply with related disclosure requirements or other regulatory requirements. In any such event, we may be unable to operate on a profitable basis.

Changes in government policy, legislation or regulatory or judicial interpretations could hinder or prevent our ability to conduct our business operations.

Changes in government policy, legislation or regulatory or judicial interpretations could hinder or prevent our ability to conduct our business operations. For example, we could be deemed to be subject to insurance and other regulations, which in some circumstances may be applied retrospectively. Any other changes in or interpretations of current laws and regulations could also require us to increase our compliance expenditures, inhibit our ability to enter into new contracts or conduct our business operations. In addition, our failure to comply with applicable laws and regulations could lead to significant penalties, fines or other sanctions. If we are unable to effectively respond to any such changes or comply with existing and future laws and regulations, our competitive position, results of operations, financial condition and cash flows could be materially adversely impacted.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Dennis Gile, our Chief Executive Officer, Secretary, Chairman and director; David Wolfson, our Chief Financial Officer; and David O’Hara, our Chief Operating Officer. We do not have employment agreements with any of our executive officers or key employees. Our executive officers or key employees could terminate their employment with us at any time without penalty. In addition, we do not maintain key person life insurance policies on any of our employees or any of our contract parties. The loss of one or more of these executive officers or key employees could seriously harm our business and may prevent us from implementing our business plan in a timely manner, or at all.

If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed.

To effectively manage our growth, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people and information systems and expand, train and manage our employee and contractor base. We have increased employee and contractor headcount since our inception to support the growth in our business, and we intend for this growth to continue for the foreseeable future. To support continued growth, we must effectively integrate, develop and motivate new employees, while maintaining our corporate culture. We face competition for qualified personnel. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, which may have a material adverse effect on our business, financial condition and operating results.

Additionally, the growth and expansion of our business and our product offerings in the future will place significant demands on our management. The growth of our business may require significant additional resources, which may not scale in a cost-effective manner or may negatively affect the quality of our customer experience. We are also required to manage multiple relationships with various vendors, customers and other third parties. Further growth of our operations, our vendor base, our fulfillment process, information technology systems or our internal controls and procedures may not be adequate to support our operations. If we are unable to manage the growth of our organization effectively, our business, financial condition and operating results may be materially and adversely affected.

We are subject to governmental regulation, which can change, and any failure to comply with these regulations may have a material negative effect on our business and results of operations.

We are subject to substantial governmental regulations affecting our business. These include, but are not limited to, data privacy and protection laws, regulations, policies and contractual obligations that apply to the collection, transmission, storage, processing and use of personal information or personal data, which among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection, and the use of the internet as a commercial medium are rapidly evolving, extensive, and complex, and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application.

The data protection landscape is rapidly evolving in the United States and the European Union. As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. For example, the European Union and California have passed comprehensive data privacy laws, the EU General Data Protection Regulation (GDPR) and the California Privacy Rights Act (CPRA), respectively, which impose data protection obligations on enterprises, including limitations on data uses and constraints on certain uses of sensitive data. Effective January 1, 2023, we may also become subject to the CPRA, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the California Consumer Privacy Act, and Virginia’s Consumer Data Protection Act, another comprehensive data privacy law. Effective July 1, 2023, we may also become subject to the Colorado Privacy Act and Connecticut’s An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws. Effective December 31, 2023, we may also become subject to the Utah Consumer Privacy Act, regarding business handling of consumers’ personal data. Further, there are several legislative proposals in the United States, at both the federal and state level, that could impose new privacy and security obligations. We cannot yet determine the impact that these future laws and regulations may have on our business.

Our business is, and may in the future be, subject to a variety of other laws and regulations, including working conditions, labor, immigration and employment laws, and health, safety and sanitation requirements. We are unable to predict the outcome or effects of any potential legislative or regulatory proposals on our business. Any changes to the legal and regulatory framework applicable to our business could have an adverse impact on our business and results of operations.

Our failure to comply with applicable governmental laws and regulations, or to maintain necessary permits or licenses, could result in liability that could have a material negative effect on our business and results of operations.

Risks Related to Our Common Stock and this Offering

There has been no public market for our common stock prior to this offering, and an active market in which investors can resell their shares of our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. We are in the process of applying to list our common stock on Nasdaq under the symbol “[SIGN].” The closing of this offering is contingent upon the successful listing of our common stock on the Nasdaq Capital Market. There is no guarantee that Nasdaq, or any other exchange or quotation system, will permit our common stock to be listed and traded.

Even if our common stock is approved for listing on Nasdaq, a liquid public market for our common stock may not develop. The initial public offering price for our common stock has been determined by negotiation between us and the underwriters based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, and the market valuations of similar companies. The price at which the common stock is traded after this offering may decline below the initial public offering price, meaning that you may experience a decrease in the value of your common stock regardless of our operating performance or prospects.

The market price of our common stock may fluctuate, and you could lose all or part of your investment.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our periodic operating results;

●	increases in market interest rates that lead investors of our common stock to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the media, online forums, or investment community; and

●	our intentions and ability to list our common stock on Nasdaq and our subsequent ability to maintain such listing.

The public offering price of our common stock has been determined by negotiations between us and the underwriters based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

We may not be able to satisfy listing requirements of Nasdaq or maintain a listing of our common stock on Nasdaq.

If our common stock is listed on Nasdaq we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s listing standards, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our shareholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We intend to use the proceeds from this offering for product and technology development, expansion of our sales team and marketing efforts, and general working capital and other corporate purposes. However, we have considerable discretion in the application of the proceeds. Because of the number and variability of factors that will determine our use of our net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate or other purposes with which you do not agree or that do not improve our profitability or increase our share price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value. Please see “Use of Proceeds” below for more information.

You will experience immediate and substantial dilution as a result of this offering.

As of September 30, 2022, our net tangible book value was $       , or approximately $       per share. Since the effective price per share of our common stock being offered in this offering is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution with respect to the net tangible book value of the common stock you purchase in this offering. Based on the assumed public offering price of $       per share of common stock being sold in this offering, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, and our net tangible book value per share as of September 30, 2022, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $       per share (or $       per share if the underwriters exercise the over-allotment option in full) with respect to the net tangible book value of the common stock. See the section titled “Dilution” for a more detailed discussion of the dilution you will incur if you purchase securities in this offering.

Substantial future sales or issuances of our common stock, or the perception in the public markets that these sales or issuances may occur, may depress our stock price. Also, future issuances of our common stock or rights to purchase common stock could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to fall.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Following this offering, we will have        shares of common stock outstanding (at the assumed public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus), or         shares of common stock outstanding (assuming the over-allotment amount is exercised in full), assuming no exercise of any representative’s warrants. Upon the closing of this offering, all of the shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the federal securities laws. 40,430,724 of these shares of outstanding common stock are believed to be subject to restrictions on resale under U.S. securities laws, including Securities Act Rule 144, or will be subject to lock-up agreements. The remaining         shares, or       % (or          shares, or       % assuming the over-allotment amount is exercised in full), of our outstanding common stock may not be subject to restrictions on resale under U.S. securities laws or lock-up agreements. After these lock-up periods have expired, and the holding periods of restricted shares have elapsed, additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the lock-up agreements and other restrictions on resale by our existing stockholders and beneficial owners lapse.

Furthermore, the shares of common stock that are issuable upon conversion of certain outstanding convertible notes with a total principal amount of $7,305,000 plus accrued interest will be issued at the lower of the price per share determined by dividing $25 million by the total number of outstanding shares of the Company or 50% of the offering price per share in this initial public offering, or [ ] shares of common stock (assuming an initial public offering price of $[ ] per share, the midpoint of the price range set forth on the cover page of this prospectus), without further payments by such notes’ holders. The shares of common stock that are issuable upon exercise of certain outstanding warrants representing the right to purchase shares of up the same principal amount above will also be issuable at 50% of the offering price per share in this initial public offering, or [ ] shares of common stock (assuming an initial public offering price of $[ ] per share, the midpoint of the price range set forth on the cover page of this prospectus). All of these shares will be issuable at a lower price per share than the price you will pay in this offering, which may cause further dilution of your shares.

We have also granted options to certain employees, officers and directors to purchase up to 1,385,000 shares of common stock at an exercise price per share equal to $0.62 per share. [In addition, effective upon the consummation of this offering, we will grant options to certain employees and officers to purchase up to [    ] shares of common stock at an exercise price per share of $[      ].] The dilutive effect of these grants on the value of your shares may therefore be substantial.

In addition, if we file a registration statement after this offering, certain beneficial owners of our common stock may be entitled to require us to register, for public sale in the United States, the shares of common stock beneficially owned by them, including shares issuable upon conversion of our 8% convertible unsecured notes and accompanying warrants. We may also file a registration statement on Form S-8 to register shares, including shares under stock options or other equity compensation previously granted to our officers, directors, employees and service providers or reserved for future issuance under our Stock Incentive Plan after the completion of this offering. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction other than those restrictions imposed on sales by affiliates pursuant to Rule 144. Resales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the trading price of our common stock to decline and make it more difficult for you to sell shares of our common stock. See “Shares Eligible for Future Sale – 2022 Private Placement Registration Rights” for a description of our obligations to file registration statements following this offering.

Additionally, certain of our employees, executive officers, and directors may enter into Rule 10b5-1 trading plans providing for sales of shares of our common stock from time to time. Under a Rule 10b5-1 trading plan, a broker executes trades pursuant to parameters established by the employee, director, or officer when entering into the plan, without further direction from the employee, officer, or director. A Rule 10b5-1 trading plan may be amended or terminated in some circumstances. Our employees, executive officers, and directors also may buy or sell additional shares outside of a Rule 10b5-1 trading plan when they are not in possession of material, non-public information, subject to the expiration of the lock-up agreements and Rule 144 requirements referred to above.

We expect that significant additional capital will be needed in the future to continue our planned operations, including expanding research and development, funding clinical trials, purchasing of capital equipment, hiring new personnel, commercializing our products, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities, or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

In the event that the market price of shares of our common stock drops significantly when the restrictions on resale by our existing stockholders lapse, existing stockholders’ dilution might be reduced to the extent that the decline in the price of shares of our common stock impedes our ability to raise capital through the issuance of additional shares of our common stock or other equity securities. However, in the event that our capital-raising ability is weakened as a result of a lower stock price, we may be unable to continue to fund our operations, which may further harm the value of our stock price.

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. Therefore, holders of our common stock will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common stock could be negatively affected.

Any trading market for our common stock may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our common stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our common stock could be negatively affected.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our common stock to decline and would result in the dilution of your holdings.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our common stock to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our common stock. In all events, future issuances of our common stock would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our common stock. In connection with this offering, we will enter into a lock-up agreement that prevents us, subject to certain exceptions, from offering additional shares of capital stock for up to six months after the closing of this offering, as further described in the section titled “Underwriting.” In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our common stock may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our common stock.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we authorize and issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred stock in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our common stock.

If our shares of common stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq or another national securities exchange and if the price of our common stock is less than $5.00, our common stock could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore shareholders may have difficulty selling their shares.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our shareholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this offering, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

We believe we will be considered a smaller reporting company and will be exempt from certain disclosure requirements, which could make our common stock less attractive to potential investors.

Rule 12b-2 of the Exchange Act defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

●	had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

●	in the case of an initial registration statement under the Securities Act or the Exchange Act for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

●	in the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero or whose public float was less than $700 million, had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available.

As a smaller reporting company, we will not be required and may not include a Compensation Discussion and Analysis section in our proxy statements; we will provide only two years of financial statements; and we need not provide the table of selected financial data. We also will have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make our common stock less attractive to potential investors, which could make it more difficult for our stockholders to sell their shares.

Upon becoming a public company, we will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

Upon becoming a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act has imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting the later of our second annual report on Form 10-K or the first annual report on Form 10-K following the date on which we are no longer an emerging growth company or a smaller reporting company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the value of our securities could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on value of our securities, and could adversely affect our ability to access the capital markets.

Anti-takeover provisions contained in our bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

The Company’s bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors.

Our bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of our company or changing our board of directors and management. Our bylaws permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees. In addition, our bylaws provide that in addition to any other vote required by law, upon the approval of not less than the majority of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Furthermore, the holders of our common stock do not have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of our company by replacing its board of directors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our ability to obtain additional funding to develop additional services and offerings;

●	market acceptance of our new offerings;

●	competition from existing online offerings or new offerings that may emerge;

●	our ability to attract new users and customers;

●	our ability and third parties’ abilities to protect intellectual property rights;

●	our ability to adequately support future growth; and

●	our ability to attract and retain key personnel to manage our business effectively.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

After deducting the estimated underwriters’ discounts and commissions and offering expenses payable by us, we expect to receive net proceeds of approximately $        from this offering (or approximately $         if the underwriters exercise the over-allotment option in full), based on an assumed public offering price of $        per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus.

We plan to use the net proceeds of this offering as follows:

●	50% of the net proceeds (approximately $ million) for product and technology development;

●	40% of the net proceeds (approximately $ million) for expansion of our sales team and marketing efforts; and

●	10% of the net proceeds (approximately $ million) for general working capital and other corporate purposes.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $         , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this offering. Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. See “Risk Factors—Risks Related to Our Common Stock and this Offering—We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See also “Risk Factors—Risks Related to Our Common Stock and this Offering—We do not expect to declare or pay dividends in the foreseeable future.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2022:

●	on an actual basis;

●	on a pro forma basis to reflect the sale by us of ; and

●	on a pro forma as-adjusted basis to reflect the sale of shares by us in this offering at an assumed price to the public of $ per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, resulting in net proceeds to us of $ after deducting (i) underwriter commissions of $ and (ii) our estimated other offering expenses of $ (assuming no exercise of the over-allotment option).

The pro forma as-adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our common stock and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of September 30, 2022
	Actual		Pro Forma		Pro Forma As Adjusted
Cash and Cash Equivalents	$	[ ]	$	[ ]	$	[ ]
Total Liabilities	$	[ ]	$	[ ]	$	[ ]
Stockholders’ equity (deficit):
Common stock, $0.0001 par value, 150,000,000 shares authorized, [37,475,498] shares issued and outstanding, actual, [ ] shares issued and outstanding, pro forma, shares issued and outstanding, pro forma as adjusted		[ ]		[ ]		[ ]
Additional paid-in capital		[ ]		[ ]		[ ]
Accumulated deficit		[ ]		[ ]		[ ]
Total stockholders’ equity (deficit)		[ ]		[ ]		[ ]
Total capitalization	$	[ ]	$	[ ]	$	[ ]

Each $1.00 increase or decrease in the assumed offering price per share of $           , assuming no change in the number of shares to be sold, would increase or decrease the net proceeds that we receive in this offering and each of total shareholders’ equity and total capitalization by approximately $           after deducting (i) estimated underwriter commissions and (ii) offering expenses, in each case, payable by us.

The table above is based on [37,624,752] shares of our common stock outstanding as of September 30, 2022 and excludes:

●	[10,542,456] shares of common stock issuable upon the optional conversion of outstanding convertible notes at a conversion price of approximately $[0.66] per share;

●	shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $ per share;

●	shares of common stock issuable upon exercise of placement agent’s warrants at an exercise price of $[0.66] per share;

●	1,385,000 total shares of common stock issuable upon the exercise of options which have been granted to certain employees, consultants, officers, and directors under the Signing Day Sports, Inc. 2022 Equity Incentive Plan, or the Equity Incentive Plan, or the Plan, at an exercise price per share of $0.62 per share;

●	3,750,000 shares of common stock that are reserved for issuance under the Plan, which is inclusive of the 1,385,000 shares issuable upon the exercise of options that have been granted under the Plan; and

●	shares of common stock issuable upon exercise of warrants to be issued to the underwriters in connection with this offering.

DILUTION

Dilution in net tangible book value per share to new investors is the amount by which the offering price paid by the purchasers of the shares of common stock sold in this offering exceeds the pro forma net tangible book value per share of common stock after this offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

The net tangible book value of our common stock as of September 30, 2022 was $(      ), or approximately $(     ) per share.

Pro forma as adjusted net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. Investors participating in this offering will incur immediate, substantial dilution. After giving effect to our sale of          and our sale of          shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2022 would have been approximately $         , or approximately $         per share. This amount represents an immediate increase in pro forma net tangible book value of $         per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $          per share to purchasers of common stock in this offering, as illustrated in the following table.

Assumed public offering price per share			$
Historical net tangible book value per share as of September 30, 2022	$(	)
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering
Pro forma as adjusted net tangible book value per share after giving effect to this offering
Dilution per share to new investors purchasing shares in this offering			$

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be          per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares of common stock in this offering would be $          per share.

A $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $         , and dilution in pro forma as adjusted net tangible book value per share to new investors by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our common stock and other terms of this offering determined at pricing.

The following table sets forth, as of September 30, 2022 on a pro forma basis, the total number of shares of common stock previously issued and sold to existing investors, the total consideration paid for the foregoing and the average price per share of common stock paid, or to be paid, by existing owners and by the new investors. The calculation below is based on the assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriter commissions and offering expenses, in each case payable by us, and assumes no exercise of the over-allotment option.

	Shares Purchased			Total Consideration				Average Price
	Number	Percent		Amount		Percent		Per Share
Existing shareholders	[37,624,752]	[ ]	%		$-	[-]	%		$-
New investors	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]
Total	[ ]	100.0%		$	[ ]	100.0%		$	[ ]

The outstanding shares information in the tables above is based on [37,624,752] shares of our common stock outstanding as of September 30, 2022 and excludes:

●	[10,542,456] shares of common stock issuable upon the optional conversion of outstanding convertible notes at a conversion price of approximately $[0.66] per share;

●	shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $ per share;

●	shares of common stock issuable upon exercise of placement agent’s warrants at an exercise price of $[0.66] per share;

●	1,385,000 total shares of common stock issuable upon the exercise of options which have been granted to certain employees, consultants, officers, and directors under the Signing Day Sports, Inc. 2022 Equity Incentive Plan, or the Equity Incentive Plan, or the Plan, at an exercise price per share of $0.62 per share;

●	3,750,000 shares of common stock that are reserved for issuance under the Plan, which is inclusive of the 1,385,000 shares issuable upon the exercise of options that have been granted under the Plan; and

●	shares of common stock issuable upon exercise of warrants to be issued to the underwriters in connection with this offering.

To the extent that any outstanding options or warrants are exercised, new options, restricted stock units or other securities are issued under our stock-based compensation plans, or new shares of preferred stock are issued, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

Overview

We are a technology company developing and operating platforms to give significantly more student-athletes the opportunity to go to college and continue playing sports. Our platform, Signing Day Sports, is a digital ecosystem to help athletes get discovered and recruited by coaches and recruiters across the country. We currently support football, baseball, softball, and both women’s and men’s soccer, and we plan to expand the Signing Day Sports platform to include additional sports. Each sport is led by former professional athletes and coaches who know what it takes to get to the big leagues.

Signing Day Sports launched in 2019, and as of July 2022, more than 600 high schools and sports clubs and 75,000 aspiring high school athletes subscribed to the Signing Day Sports platform. 21 of the top 25 high school football programs subscribe to the Signing Day Sports platform, based on the MaxPreps 2020 football as of June 30, 2022. As of July 2022, 436 colleges were credentialed and onboarded as of July 2022, with over 80 more in the onboarding queue (including colleges in Division I, Division II, Division III, and National Association of Intercollegiate Athletics). Signing Day Sports initially supported football athletes, now also offers baseball, softball and soccer platforms, and is expected to add basketball support in the next six months, resulting in even more recruiter and athlete platform participants.

We founded Signing Day Sports to reinvent the high school and college sports recruiting process for the digital era. When we started the Company, recruiting was still being done largely as it had been done since before the mass availability of Internet-connected devices and was still limited by that model. We identified the flaws in the recruiting process and the unique opportunity it presented for us to become a solution provider in the industry. We developed and operated our platform with the objective of optimizing and enhancing the sports recruitment process across all sizes of colleges and athletic departments.

Our ability to leverage modern technologies to bring coaches and athletes together in a mutually beneficial ecosystem has shown significant benefits for both sides of the student-athlete recruitment process. Parents and athletes can use the platform to understand and provide what recruiters want to see, seek and gain offers of better athletic scholarships or other financial aid packages, and maximize the potential of an athlete’s career. Recruiters now have a comprehensive recruitment application that shows video verification of key attribute data and gives the recruiter the ability to narrow down their search with a highly optimized search engine and athlete screening process.

In short, we offer a comprehensive solution that services the needs of all participants in the sports recruitment process. We are aware of no other platform that offers what our platform does. Our goal is to change the way sports recruitment is done for the betterment of everyone.

Our Historical Performance

We have incurred losses for each period from our inception. For the fiscal years ended December 31, 2021 and 2020, our net loss was approximately $6.5 million and $0.9 million, respectively, and for the nine months ended September 30, 2022 and 2021, our net loss was approximately $      million and $       million, respectively. We expect to incur expenses and operating losses over the next several years. Accordingly, we will need additional financing to support our continuing operations. We will seek to fund our operations through public or private equity offerings, debt financings, government or other third-party funding, collaborations and licensing arrangements. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would impact our going concern status and would have a negative impact on our financial condition and our ability to pursue our business strategy and continue as a going concern. We will need to generate significant revenues to achieve profitability, and we may never do so.

For further discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Going Concern”.

Recent Developments

Subsequent to September 30, 2022, certain SAFE agreements issued for a total of $1,880,000 were canceled and a total of 2,805,972 shares of common stock were issued in exchange. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – SAFEs” regarding the SAFE agreements.

Subsequent to September 30, 2022, the Company issued convertible notes payable with total principal of $[     ] maturing in [              ], bearing interest at 8%. The notes are optionally convertible at the price per share equal to $25 million divided by the total outstanding shares of common stock, and automatically convert at 50% of fair value (less any accrued interest) upon an initial public offering or “sale of control”, “SPAC Acquisition” or “Reverse Merger” as defined in the notes. If no optional conversion has occurred or event triggering automatic conversion has been consummated, the Company has the option to repay the notes at any time prior to the maturity date.

Emerging Growth Company

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1,235,000,000, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire new customers and users or retain existing customers and users;

●	our ability to offer competitive product pricing;

●	our ability to broaden product offerings;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and retain talented employees; and

●	industry demand and competition; and

●	market conditions and our market position.

Results of Operations

Comparison of Three Months Ended September 30, 2022 and 2021

Three Months Ended
Consolidated Operations Data	September 30, 2022	September 30, 2021
Revenue	$	$
Operating Expenses
Payroll expenses
General and administrative
Development costs
Advertising
Depreciation and amortization
Loss on sublease
Total operating expenses
Other Income (expense)
Interest income
Change in fair value of SAFE Agreements
Interest expense
Total other income (expense)
Net Loss	$	$

Revenue

Our consolidated revenue for the three months ended September 30, 2022 and 2021 was $           million and $    million, respectively. Revenue increased/decreased $           period-over-period due to            .

Payroll Expenses

Payroll expenses were $           million and $     million for the three months ended September 30, 2022 and 2021, respectively. The increase/decrease was due to            .

General and Administrative

General and administrative expenses for the three months ended September 30, 2022, were $            million, compared to $   million for the three months ended September 30, 2021. The increase/decrease was due to            .

Development Costs

Development costs of $           million incurred during the three months ended September 30, 2022 primarily consisted of expense from              of $            . The increase/decrease was due to            .

Advertising

Advertising expenses for the three months ended September 30, 2022 were $            million, compared to $        million for the three months ended September 30, 2021. The increase/decrease was due to            .

Depreciation and Amortization

Depreciation and amortization for the three months ended September 30, 2022 were $            million, compared to $      million for the three months ended September 30, 2021. The increase/decrease was due to            .

Loss on Sublease

Loss on sublease for the three months ended September 30, 2022 were $            million, compared to $    million for the three months ended September 30, 2021. The increase/decrease was due to            .

Total Operating Expenses

Total operating expenses for the three months ended September 30, 2022 were $            million, compared to $    million for the three months ended September 30, 2021. The increase/decrease was due to the factors discussed above.

Interest Income

Interest income for the three months ended September 30, 2022 were $            million, compared to $    million for the three months ended September 30, 2021. The increase/decrease was due to            .

Change in Fair Value of SAFE Agreements

Change in fair value of SAFE Agreements for the three months ended September 30, 2022 were $            million, compared to $   million for the three months ended September 30, 2021. The increase/decrease was due to            .

Interest Expense

Interest expense for the three months ended September 30, 2022 were $            million, compared to $   million for the three months ended September 30, 2021. The increase/decrease was due to            .

Total Other Income (Expense)

Total other income (expense) for the three months ended September 30, 2022 were $            million, compared to $   million for the three months ended September 30, 2021. The increase/decrease was due to the factors discussed above.

Net Loss

During the three months ended September 30, 2022 and 2021 we incurred net loss of $           million and $ million, respectively, due to the factors discussed above. The Company is generating net losses due to its operating expenses on research and development and sales and marketing expense as well as general and administrative expenses. The increase/decrease in net losses from the three months ended September 30, 2021 to the three months ended September 30, 2022 mostly resulted from            .

Comparison of Nine Months Ended September 30, 2022 and 2021

Nine Months Ended
Consolidated Operations Data	September 30, 2022	September 30, 2021
Revenue	$	$
Operating Expenses
Payroll expenses
General and administrative
Development costs
Advertising
Depreciation and amortization
Loss on sublease
Total operating expenses
Other Income (expense)
Interest income
Change in fair value of SAFE Agreements
Interest expense
Total other income (expense)
Net Loss	$	$

Revenue

Our consolidated revenue for the nine months ended September 30, 2022 and 2021 was $           million and $  million, respectively. Revenue increased/decreased $           period-over-period due to            .

Payroll Expenses

Payroll expenses were $           million and $   million for the nine months ended September 30, 2022 and 2021, respectively. The increase/decrease was due to            .

General and Administrative

General and administrative expenses for the nine months ended September 30, 2022, were $            million, compared to $   million for the nine months ended September 30, 2021. The increase/decrease was due to            .

Development Costs

Development costs of $           million incurred during the nine months ended September 30, 2022 primarily consisted of expense from of $            . The increase/decrease was due to            .

Advertising

Advertising expenses for the nine months ended September 30, 2022 were $            million, compared to $   million for the nine months ended September 30, 2021. The increase/decrease was due to            .

Depreciation and Amortization

Depreciation and amortization for the nine months ended September 30, 2022 were $            million, compared to $   million for the nine months ended September 30, 2021. The increase/decrease was due to            .

Loss on Sublease

Loss on sublease for the nine months ended September 30, 2022 were $            million, compared to $   million for the nine months ended September 30, 2021. The increase/decrease was due to            .

Total Operating Expenses

Total operating expenses for the nine months ended September 30, 2022 were $            million, compared to $   million for the nine months ended September 30, 2021. The increase/decrease was due to the factors discussed above.

Interest Income

Interest income for the nine months ended September 30, 2022 were $            million, compared to $   million for the nine months ended September 30, 2021. The increase/decrease was due to            .

Change in Fair Value of SAFE Agreements

Change in fair value of SAFE Agreements for the nine months ended September 30, 2022 were $            million, compared to $   million for the nine months ended September 30, 2021. The increase/decrease was due to            .

Interest Expense

Interest expense for the nine months ended September 30, 2022 were $            million, compared to $   million for the nine months ended September 30, 2021. The increase/decrease was due to            .

Total Other Income (Expense)

Total other income (expense) for the nine months ended September 30, 2022 were $            million, compared to $   million for the nine months ended September 30, 2021. The increase/decrease was due to the factors discussed above.

Net Loss

During the nine months ended September 30, 2022 and 2021 we incurred net loss of $           million and $ million, respectively, due to the factors discussed above. The Company is generating net losses due to its operating expenses on research and development and sales and marketing expense as well as general and administrative expenses. The increase/decrease in net losses from the nine months ended September 30, 2021 to the nine months ended September 30, 2022 mostly resulted from            .

For the year ended December 31, 2021, compared to the year ended December 31, 2020:

	Years Ended
Consolidated Operations Data	December 31, 2021	December 31, 2020 (As Restated)
Revenue	$340,984	$30,688
Operating Expenses
Payroll expenses	2,826,304	587,384
General and administrative	2,014,382	128,350
Development costs	274,839	27,006
Advertising	1,104,939	83,033
Depreciation and amortization	372,852	121,283
Loss on sublease	43,785	-
Total operating expenses	6,637,101	947,056
Other Income (expense)
Interest income	1,187	-
Change in fair value of SAFE Agreements	(154,635)	-
Interest expense	(78,503)	-
Total other income (expense)	(231,951)	-
Net Loss	$(6,528,068)	$(916,368)

Revenues

Our consolidated revenue for the years ended December 31, 2021 and 2020 was approximately $0.3 million and $30.7 thousand, respectively. Revenue increased approximately $0.3 million period-over-period due to an increase in customers.

Payroll Expenses

Payroll expenses were approximately $2.8 million and $0.6 million for the years ended December 31, 2021 and 2020, respectively. The increase was due to an increase in staff and salaries.

General and Administrative

General and administrative expenses were approximately $2.0 million and $0.1 million for the years ended December 31, 2021 and 2020, respectively. The increase was due to an increase in operations.

Development Costs

Development costs were approximately $0.3 million and $27.0 thousand for the years ended December 31, 2021 and 2020, respectively. The increase was due to further expenditures related to our recruiting platform.

Advertising

Advertising expenses were approximately $1.1 million and $0.1 million for the years ended December 31, 2021 and 2020, respectively. The increase was due to expansion on all social media platforms.

Depreciation and Amortization

Depreciation and amortization were approximately $0.4 million and $0.1 million for the years ended December 31, 2021 and 2020, respectively. The increase was due to additional expenditures in software development.

Loss on Sublease

Loss on sublease was approximately $43.8 thousand and none for the years ended December 31, 2021 and 2020, respectively. The increase was due to a move to a larger office space to accommodate an increased number of employees.

Total Operating Expenses

Total operating expenses were approximately $6.6 million and $0.9 million for the years ended December 31, 2021 and 2020, respectively. The increase was due to the factors discussed above.

Interest Income

Interest income was approximately $1.2 thousand and none for the years ended December 31, 2021 and 2020, respectively. The increase was due to an increase in cash in banks.

Change in Fair Value of SAFE Agreements

Change in fair value of SAFE Agreements was approximately $(0.2) million and none for the years ended December 31, 2021 and 2020, respectively. The decrease was due to a change in fair value measurement.

Interest Expense

Interest expense was approximately $(0.1) million and none for the years ended December 31, 2021 and 2020, respectively. The increase was due to an increase in convertible notes payable.

Total Other Income (Expense)

Total other income (expense) was approximately $(0.2) million and none for the years ended December 31, 2021 and 2020, respectively. The increase was due to the factors discussed above.

Net Loss

During the years ended December 31, 2021 and 2020, we incurred net loss of approximately $6.5 million and $0.9 million, respectively, due to the factors discussed above.

Liquidity and Capital Resources

As of September 30, 2022, we had cash and cash equivalents of $     . To date, we have financed our operations primarily through revenue generated from operations and private placements of securities. We are currently in discussions with other banks and believe that we will secure substantially equivalent financing.

We believe that our current levels of cash, either with or without the proceeds of this offering, will be sufficient to meet our anticipated cash needs for our operations for at least the next 12 months, including our anticipated costs associated with becoming a public reporting company. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Going Concern

Our auditor’s opinion included in our audited financial statements for the years ended December 31, 2021 and 2020 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. As of September 30, 2022 and 2021, we had an accumulated deficit of $            million and $       million, respectively. In recent years, we have suffered recurring losses from operations, have negative working capital and cash outflows from operating activities, and therefore we are dependent upon external sources for financing our operations.

Our transition to profitable operations is dependent on generating a level of revenue adequate to support our cost structure. We must continue our path to profitability through increased business development, marketing and sales of the Company’s multiple lines of subscriptions. Our management has evaluated the significance of these conditions as well as the time in which we have to complete these tasks and has determined that we can meet our operating obligations for the foreseeable future. We plan to finance our operations using primarily proceeds from private placements of securities and this initial public offering. There can be no assurance that we will succeed in generating sufficient revenues from our product sales to continue our operations as a going concern.

Our management expects to have the required funds in order to continue to operate as a going concern in the coming year from this offering. Nonetheless, there can be no assurance that necessary financing will be available on satisfactory terms, if at all. If we are unable to secure needed financing, management may be forced to take additional restructuring actions, which may include significantly reducing our anticipated level of expenditures. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

SAFEs

From March 2021 through July 2021, the Company entered into eight agreements consisting of a “Simple Agreement for Future Equity” (the “SAFE agreements”) totaling $1,980,000. The SAFE agreements provided a right to the holder to future equity in the Company in the form of these notes payable.

In September 2022, a SAFE agreement issued for $100,000 was canceled and 149,254 shares of common stock were issued in exchange. Subsequent to September 2022, the remaining SAFE agreements issued for a total of $1,880,000 were canceled and a total of 2,805,972 shares of common stock were issued in exchange.

If the Company had conducted an Equity Financing (as defined in the SAFE agreements), the SAFE agreements would have automatically converted into the number of shares of preferred stock equal to the Purchase Amount (as defined in the SAFE agreements) divided by the conversion price per share.

If there had been a Liquidity Event (as defined in the SAFE agreements), the holder of the SAFE agreement would have been automatically entitled to receive a portion of the proceeds equal to the greater of (i) the Purchase Amount or (ii) an amount equal to a percentage of the proceeds to be received in a Liquidity Event with such percentage calculated by dividing the Purchase Amount by the Liquidity Event Amount (as defined in the SAFE agreements).

If there had been a Dissolution Event (as defined in the SAFE agreements), the holder of the SAFE agreement will automatically receive a portion of the Proceeds equal to the Purchase Amount/Cash-out Amount, due and payable immediately prior to the consummation of the Dissolution Event.

If after eighteen months, there had been no Equity Financing, Liquidity Event, or Dissolution Event, the SAFE agreement would have automatically converted into the number of shares of common stock equal to the Purchase Amount divided by the Valuation Discount Price Per Share (as defined in the SAFE agreements) resulting in an approximate 20% discount.

The SAFE agreements were not mandatorily redeemable, and they could have required the Company to issue a variable number of shares. Management of the Company determined that the SAFE agreements contained a liquidity event provision that embodied an obligation indexed to the fair value of the equity shares and could require the Company to settle the SAFE obligation by transferring assets or cash. The SAFE agreements represented a recurring measurement that is classified within Level 3, disclosed and defined in Note 4 to the financial statements accompanying this prospectus of the fair value hierarchy wherein fair value is estimated using significant unobservable inputs.

On initial recognition, the Company measured the fair value of the liability at an amount equal to the aggregate proceeds of $1,980,000 that was received from investors in exchange for the SAFE agreements. As of September 30, 2022 and December 31, 2021, the Company estimated the fair value to be $          and $2,134,635, respectively. See Note 4 to the financial statements for Fair Value related disclosures.

The SAFE agreements are shown as long-term on the accompanying balance sheet of the financial statements.

Equity Incentive Plan

On August 31, 2022, the Company adopted the Equity Incentive Plan for the purpose of granting restricted stock, stock options, and other forms of incentive compensation to officers, employees, directors, and consultants of the Company. A total of 3,750,000 shares of common stock are reserved for issuance under the Plan. In September 2022, 1,385,500 stock options were granted under the Plan.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for all financial statement periods presented in this prospectus:

Cash Flow

	Nine Months Ended		Year Ended
	September 30, 2022	September 30, 2021	December 31, 2021	December 31, 2020 (As Restated)
Net cash provided by (used in) operating activities	$	$	$(5,729,483)	$(725,647)
Net cash (used in) investing activities			(1,086,278)	(361,476)
Net cash provided by (used in) financing activities			10,452,434	2,138,000
Net increase (decrease) in cash			3,636,673	1,050,877
Cash at beginning of period			1,050,877	-
Cash at end of period	$	$	$4,687,550	$1,050,877

Net cash provided by/used in operating activities was $        for the nine months ended September 30, 2022, as compared to net cash provided by/used in operating activities of $       for the nine months ended September 30, 2021. The increase/decrease was primarily due to            .

Net cash used in operating activities was approximately $5.7 million for the year ended December 31, 2021, as compared to net cash used in operating activities of approximately $0.7 million for the year ended December 31, 2020. The increase was primarily due to an increase in operating expenses.

Net cash provided by/used in investing activities was $        for the nine months ended September 30, 2022, and $         for the nine months ended September 30, 2021. The increase/decrease was primarily due to          .

Net cash used in investing activities was approximately $1.1 million for the year ended December 31, 2021, and approximately $0.4 million for the year ended December 31, 2020. The increase was primarily due to an increase in development of internal software and purchase of property and equipment.

Net cash provided by/used in financing activities was $         for the nine months ended September 30, 2022, and $        for the nine months ended September 30, 2021. The increase/decrease was primarily due to         .

Net cash provided by financing activities was approximately $10.4 million for the year ended December 31, 2021, and approximately $2.1 million for the year ended December 31, 2020. The increase was primarily due to proceeds form convertible notes, SAFE agreements and member contributions.

Contractual Obligations

Convertible Notes

As of September 30, 2022 and 2021, convertible notes payable consisted of:

		September 30, 2022		September 30, 2021
2 convertible notes payable, bear interest at 8%, no monthly payments, unsecured, optionally convertible at the price per share equal to $25 million divided by the total outstanding shares of common stock, and automatically convert at 50% of fair value (less any accrued interest) upon initial public offering (IPO) or “sale of control”, “SPAC Acquisition” or “Reverse Merger” as defined in the notes. If no optional conversion has occurred or event triggering automatic conversion has been consummated, the Company has the option to repay notes at any time prior to maturity date of [August 8, 2023]	$	[200,000	]	$-

1 convertible note payable, bear interest at 8%, no monthly payments, unsecured, optionally convertible at the price per share equal to $25 million divided by the total outstanding shares of common stock, and automatically convert at 50% of fair value (less any accrued interest) upon initial public offering (IPO) or “sale of control”, “SPAC Acquisition” or “Reverse Merger” as defined in the notes. If no optional conversion has occurred or event triggering automatic conversion has been consummated, the Company has the option to repay notes at any time prior to maturity date of [August 29, 2023]		[100,000	]	-

1 convertible note payable, bear interest at 8%, no monthly payments, unsecured, optionally convertible at the price per share equal to $25 million divided by the total outstanding shares of common stock, and automatically convert at 50% of fair value (less any accrued interest) upon initial public offering (IPO) or “sale of control”, “SPAC Acquisition” or “Reverse Merger” as defined in the notes.

If no optional conversion has occurred or event triggering automatic conversion has been consummated, the Company has the option to repay notes at any time prior to maturity date of [September 14, 2023]		[100,000]		-

2 convertible notes payable, bear interest at 8%, no monthly payments, unsecured, optionally convertible at the price per share equal to $25 million divided by the total outstanding shares of common stock, and automatically convert at 50% of fair value (less any accrued interest) upon initial public offering (IPO) or “sale of control”, “SPAC Acquisition” or “Reverse Merger” as defined in the notes.

If no optional conversion has occurred or event triggering automatic conversion has been consummated, the Company has the option to repay notes at any time prior to maturity date of [September 23, 2023]		[300,000	]	-

9 convertible notes payable, bear interest at 6%, monthly payments, unsecured, optionally convertible at the price per share equal to $25 million divided by the total outstanding shares of common stock, and automatically convert at 50% of fair value (less any accrued interest) upon initial public offering (IPO) or “sale of control”, “SPAC Acquisition” or “Reverse Merger” as defined in the notes. If no optional conversion has occurred or event triggering automatic conversion has been consummated, the Company has the option to repay notes at any time prior to maturity date of October 15, 2024		[3,300,000	]	-

12 convertible notes payable, bear interest at 6%, no monthly payments, unsecured, optionally convertible at the price per share equal to $25 million divided by the total outstanding shares of common stock, and automatically convert at 50% of fair value (less any accrued interest) upon initial public offering (IPO) or “sale of control”, “SPAC Acquisition” or “Reverse Merger” as defined in the notes.

If no optional conversion has occurred or event triggering automatic conversion has been consummated, the Company has the option to repay notes at any time prior to maturity date of November 15, 2024		[1,205,000	]	-

6 convertible notes payable, bear interest at 6%, no monthly payments, unsecured, optionally convertible at the price per share equal to $25 million divided by the total outstanding shares of common stock, and automatically convert at 50% of fair value (less any accrued interest) initial public offering (IPO) or “sale of control”, “SPAC Acquisition” or “Reverse Merger” as defined in the notes. If no optional conversion has occurred or event triggering automatic conversion has been consummated, the Company has the option to repay notes at any time prior to maturity date of December 23, 2024		[1,800,000	]	-

		[7,005,000	]	-

Less unamortized debt issuance costs		([ ])		-

Long-term debt, less unamortized debt issuance costs	$	[ ]		$-

As of December 31, 2021 and 2020, convertible notes payable consisted of:

	December 31, 2021	December 31, 2020
9 convertible notes payable, bear interest at 6%, monthly payments, unsecured, optionally convertible at the price per share equal to $50 million divided by the total outstanding shares of common stock, and automatically convert at 60% of fair value (less any accrued interest) upon initial public offering (IPO) or “sale of control”, “SPAC Acquisition” or “Reverse Merger” as defined in the notes. If no optional conversion has occurred or event triggering automatic conversion has been consummated, the Company has the option to repay notes at any time prior to maturity date of October 15, 2024	$3,300,000	$-

12 convertible notes payable, bear interest at 6%, no monthly payments, unsecured, optionally convertible at the price per share equal to $50 million divided by the total outstanding shares of common stock, and automatically convert at 60% of fair value (less any accrued interest) upon initial public offering (IPO) or “sale of control”, “SPAC Acquisition” or “Reverse Merger” as defined in the notes.

If no optional conversion has occurred or event triggering automatic conversion has been consummated, the Company has the option to repay notes at any time prior to maturity date of November 15, 2024	1,205,000	-

6 convertible notes payable, bear interest at 6%, no monthly payments, unsecured, optionally convertible at the price per share equal to $50 million divided by the total outstanding shares of common stock, and automatically convert at 60% of fair value (less any accrued interest) initial public offering (IPO) or “sale of control”, “SPAC Acquisition” or “Reverse Merger” as defined in the notes. If no optional conversion has occurred or event triggering automatic conversion has been consummated, the Company has the option to repay notes at any time prior to maturity date of December 23, 2024	1,800,000	-

	6,305,000	-

Less unamortized debt issuance costs	(495,007)	-

Long-term debt, less unamortized debt issuance costs	$5,809,993	$-

As of September 30, 2022, future maturities of convertible notes payable are as follows:

Years Ending December 31,	Amount

2022	$	[-	]
2023		[700,000	]
2024		[6,305,000	]

	$	[6,305,000	]

Leases

The Company leases office space under a long-term operating lease from a third party expiring on May 31, 2023. Monthly rent is $12,075 and includes annual escalations. Total rental expense to non-related parties in the nine months ended September 30, 2022 and 2021 was $       and $        , respectively, and for 2021 and 2020 was $174,437 and $36,209, respectively. In December 2021, the Company entered into an agreement to sublease their office space to an unrelated party under an operating lease agreement. The sublease ends on May 31, 2023 and includes fixed rent of $9,894. As a result of the sublease, the Company incurred a loss on the transaction of $43,785 during the year ended December 31, 2021, which is shown as lease liability in the accompanying balance sheets. The lease liability will be amortized over the remainder of the lease.

As the lease provides for scheduled increases in base rent, rent expense is charged to operations using the straight-line method over the term of the lease which results in required lease payments in excess of rent expense being charged to operations. This excess is shown within accounts payable and accrued expenses in the accompanying balance sheets.

During 2021, the Company entered into a lease for office space with a related party with the lease commencing in January 2022. The office space is owned by the Company’s CEO. The lease agreement requires monthly payments of approximately $20,800 plus tax, with an increase of three percent every year on each anniversary date until January 2026. As of December 31, 2021, a security deposit was paid in the amount of $23,411.

In August 2022, the Company entered into a lease termination agreement with the related party whereby both parties agreed to terminate the lease and release each other from all future obligations.

As of September 30, 2022, minimum lease payments will be as follows:

	Related			Non-Related
Years Ending December 31,	Parties			Parties			Total

2022	$	[	]	$	[148,590	]	$	[	]
2023		[-	]		[63,729	]		[63,729	]
2024		[-	]		-			[-	]
2025		[-	]		-			[-	]
2026		[-	]		-			[-	]

Total minimum lease payments	$	[ ]		$	[212,319	]	$	[ ]

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Concentrations of Credit Risk

The Company maintains its cash account in several deposit accounts, the balances of which are periodically in excess of federally insured limits. At September 30, 2022 and 2021, the uninsured amounts approximated $        and $         , respectively. As of December 31, 2021 and 2020, the uninsured amounts approximated $4,000,000 and $790,000, respectively.

Receivables and Credit Policy

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Payments on trade receivables are stated at the amount billed to the customer. The Company does not charge interest on overdue customer account balances. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. There were [no] open trade receivables at September 30, 2022 and 2021, and no open trade receivables at December 31, 2021 and 2020.

Payment Terms

Payments from individuals and organizations are required prior to providing access to the Company’s website and application. If not paid in advance, payments are required from organizations on a monthly basis. If a payment is not made, access to the Company’s website and application is suspended until the required payment is received.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was [no] impairment at September 30, 2022 and 2021 and no impairment at December 31, 2021 and 2020.

Internally Developed Software

Software consists of an internally developed information system for use by the Company in matching athletes with qualified coaches. The Company has capitalized costs incurred with development and upgrades of the information systems in accordance with applicable accounting standards. Costs incurred up to and including the feasibility stage of development as well as maintenance costs are expensed as incurred. The Company amortizes these capitalized costs on a straight-line basis over the estimated useful life of the asset of five years.

The Company periodically performs reviews of the recoverability of such capitalized technology costs. At the time a determination is made that capitalized amounts are not recoverable based on estimated cash flows to be generated from technology; any remaining capitalized amounts are written off. [No] amounts were written off during the nine months ended September 30, 2022 and 2021 and no amounts were written off during the year ended December 31, 2021 and 2020. It is at least reasonably possible that the estimate of recoverability will change in the near term.

Fair Value Measurements

The Company values its “Simple Agreement for Future Equity” agreements (“SAFE agreements”) under the provisions of FASB ASC 820, “Fair Value Measurements and Disclosures,” which defines fair value under U.S. GAAP, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. U.S. GAAP establishes a fair value hierarchy, which required an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The asset or liability’s fair value measurement level within the fair value hierarchy is based up the lowest level of any input that is significant to the fair value measurement.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

The SAFE agreements are valued using market conditions to estimate the fair value of the agreements. These are classified within Level 3.

There have been [no] changes in Level 3 and no changes in valuation techniques for the SAFE agreements for the nine months ended September 30, 2022 and the year ended December 31, 2021.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of internally developed software and net operating loss and research and development tax credit carry forwards for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company is considered to have converted to a C corporation in August 2021. As a limited liability company for the 2020 year and through the date of conversion in 2021, the Company’s taxable loss was allocated to members in accordance with their respective percentage of ownership. Therefore, no provision for income taxes has been included in the financial statements for the period prior to the Company’s conversion to a corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of September 30, 2022 [and] December 31, 2021 and 2020, the unrecognized tax benefits accrual was [zero]. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. As of September 30, 2022, the 2019 through 2021 tax years generally remain subject to examination by federal and state authorities.

Deferred Revenue

Deferred revenues are contract liabilities for collections on subscription agreements in excess of revenue recognized.

Revenue Recognition

The Company accounts for revenue under the guidance of FASB ASC 606, “Revenue from Contracts from Customers” (“ASC 606”).

ASC 606 prescribes a five-step model that focuses on transfer of control and entitlement to payment when determining the amount of revenue to be recognized. Under the ASC 606 guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from performance obligations satisfied at a point in time consist of sales to individuals representing a one-month subscription and are recognized at the end of the subscription.

Revenue from performance obligations satisfied over time consists of the sale of subscription agreements to individual organizations or customers that are more than one month in duration and are recognized on a monthly basis over the life of the subscription agreement.

Debt Issuance Costs

Debt issuance costs are amortized over the period the related obligation is outstanding using the straight-line method. The straight-line method is a reasonable estimate of the effective interest method due to the relatively short maturities of the related debt. Debt issuance costs are included within long-term debt on the balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying financial statements.

Advertising Costs

Advertising costs are expensed as incurred. Such costs amounted to $        and $         for the nine months ended September 30, 2022 and 2021, and $1,104,939 and $83,033 for the years ended December 31, 2021 and 2020.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contract Costs

Incremental costs of obtaining a contract are expensed as incurred as the amortization period of the asset that otherwise would have been recognized is estimated to be one year or less.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02, Leases (Topic 842), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use (ROU) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of the expense recognition in the income statement. The effective date for this standard has been delayed to annual reporting periods beginning after December 15, 2021. The Company is currently evaluating the impact of its pending adoption of the new standard on its financial statements, but expects that it will increase its assets and liabilities for amounts yet to be determined, but does not expect ASU 2016-02 to have an impact on its results of operations or cash flows.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

Signing Day Sports, LLC, an Arizona limited liability company (“SDS LLC – AZ”), was formed on January 21, 2019. SDS LLC – AZ formed two wholly-owned subsidiaries, Signing Day Sports Football, LLC, an Arizona limited liability company (“SDSF LLC”), and Signing Day Sports Baseball, LLC, an Arizona limited liability company (“SDSB LLC”), on September 29, 2020 and November 25, 2020, respectively.

On June 5, 2020, a process to change SDS LLC – AZ into a Delaware corporation was initiated. On that date, a certificate of formation for Signing Day Sports, LLC, a Delaware limited liability company (“SDS LLC – DE”), and a certificate of conversion of SDS LLC – AZ into SDS LLC – DE, were filed with the Delaware Secretary of State. On September 9, 2021, a certificate of incorporation for Signing Day Sports, Inc., a Delaware corporation (“SDS Inc. – DE”), and a certificate of conversion of SDS LLC – DE into SDS Inc. – DE were filed with the Delaware Secretary of State. From September 9, 2021 to July 11, 2022, SDS Inc. – DE operated as the successor entity to SDS LLC – AZ, and SDS LLC – AZ continued to be registered as an active entity with the Arizona Corporation Commission while its conversion into SDS LLC – DE pended.

On July 11, 2022, an Agreement and Plan of Merger was entered into between SDS LLC – AZ, SDSF LLC, SDSB LLC, and SDS Inc. – DE (the “Merger Agreement”). On the same date, pursuant to the Merger Agreement, a certificate of merger was filed with the Delaware Secretary of State and a statement of merger was filed with the Arizona Secretary of State effecting the merger of SDS LLC – AZ, SDSF LLC, and SDSB LLC with and into SDS Inc. – DE, and SDS Inc. – DE succeeded to the rights, property, obligations, and liabilities of each of SDS LLC – AZ, SDSF LLC, and SDSB LLC. In anticipation of the Merger Agreement and its consummation, in April 2022 and May 2022, SDS LLC – AZ, SDS Inc. – DE, and each of the members or shareholders of SDS LLC – AZ, SDSF LLC, SDSB LLC, and SDS Inc. – DE, entered into Settlement Agreement and Releases (collectively, the “Settlement Agreements”), which provided, among other things, for the mutual general release of all claims by the parties against and relating to SDS LLC – AZ, SDSF LLC, SDSB LLC, and SDS Inc. – DE, except for claims relating to certain simple agreements for future equity or convertible notes, and confirmed the owners and related amounts of all outstanding shares of common stock of SDS Inc. represented by the capitalization table exhibit to the Settlement Agreements. In addition, following a unanimous written consent of the board of directors of SDS Inc. – DE approving the merger transactions, Settlement Agreements, a shareholder agreement, and a proposed capitalization table of SDS Inc. – DE, dated as of March 25, 2022, the members of SDS LLC – AZ and the stockholders of SDS Inc. – DE executed unanimous written consents approving the Merger Agreement and related transactions, Settlement Agreements, shareholder agreement, and an updated capitalization table of SDS Inc., dated as of May 17, 2022 and July 6, 2022, respectively.

Private Placements

SAFEs Financing

From March 2021 to July 2021, we raised an aggregate of $1,980,000 from investors in exchange for securities called Simple Agreements for Future Equity (collectively, the “SAFEs”). For a description of the terms of the SAFEs, see “Description of Securities – SAFEs”.

SAFE Cancellations and Exchanges

From September 22, 2022 to October 11, 2022, we entered into cancellation and exchange agreements with the holders of the SAFEs. Under these agreements, each SAFE holder agreed to cancel and exchange the holder’s SAFE for a number of shares of common stock equal to the purchase amount under the SAFE divided by approximately $0.67, based on a $25 million valuation for the Company. As a result, SAFEs that were purchased in the aggregate amount of $1,980,000 were cancelled and exchanged for a total of 2,955,226 shares of common stock.

Convertible Notes and Warrants

2021 Convertible Notes Private Placement

From October 2021 to December 2021, we conducted a private placement of 6% convertible unsecured promissory notes due three years from the date of execution and entered into related subscription agreements and investor rights and lockup agreements with a number of accredited investors. Pursuant to the agreements, we issued 27 convertible notes for aggregate loans of $6,305,000. The convertible notes bear interest at 6% annually. For a further description of the terms of these convertible notes, see “Description of Securities – Convertible Notes – 2021 Private Placement”.

2022 Convertible Notes and Warrants Private Placement

From August 2022 to October 2022, we conducted a private placement of the Company’s 8% convertible unsecured notes and accompanying warrants and entered into certain subscription agreements with a number of accredited investors. For a further description of the terms of these convertible notes and warrants, see “Description of Securities – Convertible Notes – 2022 Private Placement” and “Description of Securities – Warrants – 2022 Private Placement”, respectively.

Placement Agent Services

Boustead acted as placement agent in our private placements of the convertible notes and warrants described above. Pursuant to our engagement letter agreement with the representative, in addition to a commission equal to 7% of the gross proceeds raised in the private placements, a non-accountable expense allowance equal to 1% of the gross proceeds raised in the private placements, and payment of certain other expenses, we agreed to issue the representative five-year warrants to purchase an amount of shares of common stock equal to 7% of the common stock underlying the securities sold in the private placements at an exercise price equal to the conversion price as defined in the notes.

Shareholder Agreement

On May 17, 2022, a shareholder agreement was entered into by and among the Company and the shareholders of the Company, or the Shareholder Agreement. The Shareholder Agreement provides certain restrictions, rights and obligations relating to the proposed sale, transfer or other disposition of the shares of the Company.

Rights of First Refusal

If a shareholder party proposes to sell their shares, or the ownership of the shares would change as a result of a marital divorce or separation, death, bankruptcy or similar proceeding, or the shareholder party engages in fraud, a felony or bad-faith violation of the implied contractual covenant of good faith and fair dealing, the Company may repurchase the shares within a certain period. If the Company does not repurchase the shares within the prescribed period, the other shareholder parties may then purchase the shares within a certain period. The purchase price would be the seller’s proposed price, or, in the event of a purchase pursuant to a change in the ownership of the shares for one of the reasons stated above, at the Company or other shareholder party buyer’s proposed price, and if not accepted by the disposing shareholder or their spouse, representative or successor, as applicable, then the fair market value of the shares. The purchase price must be paid at the proposed price for proposed sales; in cash as to dispositions pursuant to marital divorce or separation; and for the other events described above, must be paid in cash or with a 5-year nonnegotiable promissory note bearing interest at the rate per annum equal to The Wall Street Journal prime rate of interest as quoted in the Money Rates section of The Wall Street Journal, compounded annually on each anniversary of the note. These purchase rights are subject to certain notice, timing and other provisions set forth in the Shareholder Agreement. Dispositions subject to the tag-along right or drag-along rights described below are not subject to these purchase rights.

Drag-Along Right and Tag-Along Rights

If the Company proposes a transaction or series of related transactions resulting in (i) the sale of all or substantially all of the assets of the Company to a non-affiliated third party; (ii) a sale resulting in more than 50% of the voting power of the Company being held by one or a non-affiliated third parties; or (iii) a merger, consolidation, recapitalization or reorganization of the Company with or into a non-affiliate third party after which the shareholder parties will be unable to designate or elect a majority of the board of directors or similar governing body, the Company may require the other shareholders to transfer all of their shares to the proposed transferee for the same consideration and otherwise on the same terms and conditions upon which the Company is arranging for the sale of shares. Likewise, in the event of such a proposed transaction or series of transactions, subject to the Company’s repurchase rights described above, any shareholder party may cause the Company to effect a disposition of such shareholder’s shares in the transaction. The drag-along right and tag-along rights are subject to certain notice, timing, payment, and other provisions set forth in the Shareholder Agreement.

Participation Rights

Each of the shareholder parties generally has the right to purchase up to their relative percentage ownership of the Company’s common stock of any common stock or securities convertible into or exercisable to purchase common stock that the Company may from time to time issue, including in an initial public offering, at the proposed price and other offering terms. These purchase rights are subject to certain notice and timing provisions set forth in the Shareholder Agreement.

Other Provisions

The shareholder parties are subject to certain confidentiality requirements. The Shareholder Agreement will terminate on the earliest of (i) the written consent of the board of directors and vote of two-thirds of the holders of the outstanding common stock of the Company; (ii) the Company’s dissolution, filing of a petition in bankruptcy under Chapter 7 of the United States Bankruptcy Code or insolvency of the Company; (iii) upon the closing of the Company’s first underwritten public offering of its common stock on Nasdaq, the New York Stock Exchange or other exchange or marketplace approved by the board of directors; or (iv) at such time as only one shareholder party remains.

BUSINESS

Overview

We are a technology company developing and operating platforms to give significantly more student-athletes the opportunity to go to college and continue playing sports. Our platform, Signing Day Sports, is a digital ecosystem to help athletes get discovered and recruited by coaches and recruiters across the country. We currently support football, baseball, softball, and both women’s and men’s soccer, and we plan to expand the Signing Day Sports platform to include additional sports. Each sport is led by former professional athletes and coaches who know what it takes to get to the big leagues.

Signing Day Sports launched in 2019, and as of July 2022, more than 600 high schools and sports clubs and 75,000 aspiring high school athletes subscribed to the Signing Day Sports platform. 21 of the top 25 high school football programs subscribe to the Signing Day Sports platform, based on the MaxPreps 2020 football as of June 30, 2022. As of July 2022, 436 colleges were credentialed and onboarded as of July 2022, with over 80 more in the onboarding queue (including colleges in Division I, Division II, Division III, and National Association of Intercollegiate Athletics). Signing Day Sports initially supported football athletes, now also offers baseball, softball and soccer platforms, and is expected to add basketball support in the next six months, resulting in even more recruiter and athlete platform participants.

We founded Signing Day Sports to reinvent the high school and college sports recruiting process for the digital era. When we started the Company, recruiting was still being done largely as it had been done since before the mass availability of Internet-connected devices and was still limited by that model. We identified the flaws in the recruiting process and the unique opportunity it presented for us to become a solution provider in the industry. We developed and operated our platform with the objective of optimizing and enhancing the sports recruitment process across all sizes of colleges and athletic departments.

Our ability to leverage modern technologies to bring coaches and athletes together in a mutually beneficial ecosystem has shown significant benefits for both sides of the student-athlete recruitment process. Parents and athletes can use the platform to understand and provide what recruiters want to see, seek and gain offers of better athletic scholarships or other financial aid packages, and maximize the potential of an athlete’s career. Recruiters now have a comprehensive recruitment application that shows video verification of key attribute data and gives the recruiter the ability to narrow down their search with a highly optimized search engine and athlete screening process.

In short, we offer a comprehensive solution that services the needs of all participants in the sports recruitment process. We are aware of no other platform that offers what our platform does. Our goal is to change the way sports recruitment is done for the betterment of everyone.

A Problem Worth Solving

The sports recruitment industry has a number of problems. Frequently, the best athletes in the world get overlooked because of a lack of exposure, promotion, and experience. The dominance of the top athletic programs reduces opportunities for talented student-athletes. Many student-athletes who do not know how to effectively promote themselves will get pushed down ranking sheets. Signing Day Sports has built an application to bring equal opportunity to all student-athletes looking to be recruited at every level.

We believe that our technology can help level the playing field for both student-athletes and recruiters. Any student-athlete can promote and demonstrate their talent to all of the recruiters on our platform. On the other side, every recruiter who uses the platform can access the same rich level of data that can be provided by our platform’s student-athletes.

We believe our technology will help move sports recruitment toward a truly fair experience for all parties involved.

Our Solution

Signing Day Sports is a platform in the form of an app available on Apple’s App Store and Google Play for student-athletes and desktops for coaches and recruiters. We believe Signing Day Sports is the first comprehensive sports recruitment platform. The platform interface is designed to be optimized for each participant in the sports recruitment process. The three-tiered technology platform serves student-athletes and their parents, high school and sports club coaches, and college and professional recruiters and scouts.

Student-athletes can upload key information and verified data that is critical in the recruitment process. The data fields in our player platform include the following: Video-verified measurables (such as height, weight, 40-yard dash, wingspan, hand size), academic information (such as official transcripts and SAT/ACT scores), and technical skill videos (such as drills and mechanics that exemplify player mechanics, coordination, and development).

College coaches, team managers and other recruiters can load in all athletes on their respective teams, sports clubs or programs. They can use the platform to communicate directly with athletes, track their progress in the weight room and training field, and manage other aspects of their athletes. Additionally, the platform serves as an important tool for recruitment and development. In particular, college coaches can manage their entire recruitment process through our platform. Our platform provides college coaches an optimized organizational system, communication tools, and verified data to make informed decisions and save program costs. Athletes and parents can use the platform to communicate with their coaches and managers as well as track individual performance and key metrics that are valuable to recruiters. The platform was built by athletes and recruiters for athletes and recruiters, and we believe it truly represents the future of sports recruitment.

Market for Recruiting Services

The youth sports market was $28.7 billion in the U.S. in 2019 before it declined to $6.7 billion in the wake of the pandemic, and projected that it will start to recover in 2021 (Wintergreen Research, Inc., “Global Youth Team, League, and Tournament Sports Market Report 2021: The $28.7 Billion Market Declined to $6.7 Billion in 2020 in the Wake of the Pandemic with Recovery Expected in 2021,” May 2021). Prior to the pandemic, it was reported that the youth sports market was projected to reach $77.6 billion by 2026 (Business Wire, “Youth Sports: Market Shares, Strategies and Forecasts, Worldwide, 2019-2026 - ResearchAndMarkets.com”, December 26, 2019). In the United States alone, in the 13-17 age-range only, as of 2020, there are 1,845,000 youth baseball players, 1,437,000 youth tackle football players, 1,208,000 outdoor soccer players, and 353,000 youth fastpitch softball players. (Sports & Fitness Industry Association, 2020). Additionally, sports families spent an average of $693 per child, per sport annually (Project Play – An Initiative of the Aspen Institute, “State of Play – 2019,” September 4, 2019).

Globally, we believe that the number is likely in the hundreds of millions. This grouping includes school-affiliated athletic programs, sports clubs, and recreational participants. In 2020, in the United States alone there were 8 million student-athletes competing in high school sports (NCAA, “Probability of Competing Beyond High School”). In most sports, less than 10% of high school athletes compete in college athletics, and the probability of NCAA athletes making it to the professional leagues ranges from about 2% to essentially zero (NCAA, “2020 Probability of Competing Beyond High School Figures and Methodology”).

Parents of recruitable student-athletes are also an important demographic. According to a survey conducted by The Harris Poll for TD Ameritrade, sports parents say a third of their income goes toward covering children’s expenses, including sports (TD Ameritrade, “Cost of Youth Sports Delaying Retirement for Parents,” May 15, 2019). According to the survey, the majority (62%) of sports parents believe college scholarships will cover more than half of tuition. Yet from 2016 to 2019, according to the report, the number of sports parents’ children who secured an athletic scholarship has declined by more than half (24% in 2016; 11% in 2019).

Historically, only those parents with the necessary knowledge and resources could access the private coaches, training camps, and other services often needed to ensure that their student-athletes would have the best opportunities in the traditional recruitment process. Long-distance traveling, an essential part of the traditional recruitment process, has always presented unique difficulties for student-athletes, parents, and coaches, both as a major expense and distraction from academic or job priorities. However, most student-athletes and their parents do not have the necessary resources or know-how to overcome the challenges in the recruitment process, and may be at a severe disadvantage as a result.

In the past several years, online recruiting services have emerged to improve the reach and accessibility of the recruiting process for coaches and athletes. The overall technology, familiarity and overall usage of online recruiting has developed, and the number of users leveraging appears to be growing. Additionally, the ongoing COVID-19 global pandemic has increased both the need for, and familiarity with, remote interactions. As a result, we believe a significant business opportunity exists to provide these opportunities to existing and new customers as alternatives to in-person recruiting events.

Our proprietary and custom technology allows coaches and athletes to bypass that process by providing a platform that allows coaches to effectively evaluate talent without having to see the athletes in person.

Competitive Strengths

We believe our key competitive strengths include:

●	Massive Low-Cost Access to Recruiters. Recruiting events, camps, games and showcases such as those hosted by Next College Student-athlete (NCSA), Gridiron Elite and Perfect Game strive to match high-level high school athletes for in-person competition. Attendees sometimes travel interstate to attend these events and typically pay an attendance fee as well. These events are typically costly to recruits’ families and present a number of practical challenges for recruits. Our app evens the playing field by allowing an athlete to get in front of numerous recruiters without any travel or significant costs.

●	More Objective and Fair Player Evaluations. Our platform fills a niche in the current competitive landscape by allowing recruits to put their best foot forward by submitting only their best interviews, verified athletic/academic measurables, verified drill footage, and actual game film. Recruiters can then better assess their prospects than in traditional in-person recruitment events where chance events can throw off even the best athletes’ performances.

●	Better Athlete Comparison Tools. Other digital sports recruitment apps such as Hudl do not allow coaches to evaluate prospects’ drill performances frame-by-frame, side-by-side. Additionally, these platforms do not have verified statistics within individual recruiting profiles. Our tool offers these and a number of other unique features that recruiters and their prospects find exceptionally valuable.

●	Designed for Coaches and Recruiters. Through our verified measurables, “Film Room,” “Big Board”, “Interview” and recruiter-athlete messaging features, our app’s coach/recruiter platform allows college coaches and recruiters to drive the recruitment process. At their desktops, recruiters can easily access and request verifiable information from thousands of athletes across the nation. After players submit their video-verified uploads, verified academics, and supplemental data like responses to interview questions, coaches can make well-informed decisions. Our in-app messaging allows coaches to communicate directly with prospective recruits. All of our app’s features are designed to produce an efficient, comprehensive and intuitive process for make accessing, comparing, ranking and recruiting athletes by user coaches and recruiters.

●	Designed for Players and Parents. Our app’s player-facing mobile platform easily allows players to submit video-verified information, verified academic information, responses to interview questions, and other data, and be seen by hundreds of college coaches and recruiters. In the comfort of their own home or a nearby field, players can upload all the information coaches need to make a well-informed decision.

●	PRO+ Service: PRO+, our premium services offering, provides players with all of the critical features within our platform, and adds direct support and guidance from former Division I football recruiters and personnel. For this service, our recruitment team provides players and families with the following: Two film evaluations, access to college recruiting experts, highlight tape development, custom college scorecard, and more recruiting services. At a price of $299.99 per year, the combination of our technology platform and recruitment guidance will ensure the players have the best opportunity to earn a scholarship.

Growth Strategies

The key elements of our strategy to grow our business include:

●	Investment in our Platform. We will continue to invest in our technology and infrastructure to improve our product and ability to present best-in-class technology in the recruitment space. We have hired key employees and retained an onshore technology and development agency, Midwestern, for product launches in baseball, softball, and soccer, in addition to continually improving the features and performance of our platform. Additionally, we will recruit, hire, and employ a high-quality offshore team to improve the efficiency and quality of our platform. We will also prioritize internal hires of engineers and developers to launch new features and sports platforms, while ensuring product stability and effectiveness.

●	Launch New Products and Expand Features. Over time, we will continue to launch new products and features to meet market demand. We will prioritize the needs of college coaches and recruiters across the nation in various sports verticals.

●	Launch of My Lists. With the expected launch of our platform’s My Lists feature in November 2022, college coaches will be able to drive player subscriptions and adoption through the recruitment process. My Lists will allow coaches to proactively access our technology to bring their recruits to our platform and provide the pertinent data and information they need to recruit and make offers to their national prospects. With My Lists, college coaches can upload their prospect list to our platform and request player-verified information from prospects. Players can then use our platform to upload requested verifiable information (such as academic transcripts, verified height, highlight link, and 40-yard dash time). Through My Lists, college coaches will have more of the types of uploaded verified data and key information that they need to make data-informed decisions, and communicate with and make offers to potential prospects through our in-app messaging.

●	Completion and Launch of Four New Sports Platforms. Our football product has officially launched and we will continue to grow our football platform with additional features. Our baseball, softball, and men’s and women’s soccer platforms are in minimally viable product, or MVP, versions. We expect the launch dates of our official platforms for these sports will be as follows: Baseball, Winter 2023; Softball, Spring 2023; and Soccer, Summer 2023.

●	Increase Profitability through Multiple Revenue Streams. Signing Day Sports expects increased profitability as we launch digital marketing campaigns and sports platforms. We expect that a growing subscriber base will allow us to increase subscription margin, increase subscriber lifetime value, and increase monthly and annual renewal profits. An increase in profitability from a greater subscription base and multiple sports platforms can in turn support our branding, marketing, and operational spend.

●	Expand Sports Club Support. Prominent youth sports organizations in the United States are involved in many different sports including soccer, baseball, softball, lacrosse, basketball, and track and field. Sports clubs are often more competitive than high school athletic programs, and club players often demonstrate a commitment to continue playing sports at the next level. As we expand our platform to other sports, such as soccer, baseball, softball, and basketball, we will prioritize support for youth club sports organizations. Our support will be the expansion of a sales team to directly work with club coaches and organizations. We expect that club teams and organizations will embed our platform fees into their annual fees so that they can offer enhanced recruitment support for players and their parents, while providing their coaches with a tool to streamline the recruitment process.

●	Grow and Broaden Brand Awareness. Our brand awareness has developed primarily within our football vertical, particularly in the Southwestern United States and other areas where football is a dominant sport. With strategic partnerships with football associations and organizations, digital, social media, event marketing, and organizational partnerships, we expect to grow our brand throughout the United States. Additionally, as we launch new sports verticals, we will have many opportunities to increase brand and product awareness through additional markets. We will broaden our reach through educating players, parents, and coaches through best-in-class technology and compelling value.

●	Pursue Strategic Geographies for Product Expansion. With youth sports being played across the world, we will seek to expand our platform and technology to other countries across the globe. Through disciplined research, we will seek to expand our product to areas with significant children’s sport participation, technology adoption, and access to recruiters. We expect to prioritize the North America markets first, then replicate and introduce products suited to the local. For example, our soccer platform could provide a significant solution to inefficiencies in the student-athlete recruitment process in markets like Mexico and Europe.

●	Digital Marketing Campaigns

●	Business-to-consumer (B2C) digital marketing. Through our B2C digital marketing campaign, we will promote and advertise our products and services to thousands of high-school-aged football players and parents across the nation. With our planned combination of compelling content, brand influencers, and a marketing website, we expect significant growth in individual subscriber growth. In particular, we will prioritize parent-friendly social media platforms such as Facebook, Twitter, and Instagram, and our campaigns will support and educate parents on the recruitment process while providing our value proposition through our products, services and technology.

●	Business-to-business (B2B) digital marketing. Through our B2B digital marketing campaign, we will promote and advertise our products and services to high school and sports club coaches, athletic directors, sports club owners, and their business development teams.

●	Digital marketing techniques. Our digital marketing campaigns will utilize search engine optimization, pay per click, digital ads, and other effective techniques to increase team and organizational subscriptions.

●	Marketing and Sponsorship Agreements and Collaborations. Our focus on key sponsorship and marketing agreements will serve to both increase overall player subscriptions and marketing.

●	Louisville Slugger Hitting Science Center: We and Louisville Slugger Hitting Science Center LLC, or LSHSC, whose mission is to become the gold standard in baseball and fastpitch softball education and instruction, will collaborate on the joint marketing and promotion of each other’s products and services. LSHSC will offer subscriptions to our platform and subscription revenues will be shared between us. See “Business – Sales and Marketing – Marketing and Sponsorship Agreements” for further information.

●	The U.S. Army Bowl: Over the course of our three-year agreement, we will be the official recruitment platform for The U.S. Army Bowl, an annual national all-star game for U.S. high school football and to be held in December 2022 at Ford Center at The Star in Frisco, Texas. Aside from having priority on-site access to many of the top players in the game, we may potentially promote ourselves, advertise to, and onboard more than an estimated 30,000 athletes as a sponsor through the game’s advertising channels. At the game event alone, we expect to be able to subscribe and onboard more than 4,000 players onto our platform. See “Business – Sales and Marketing – Marketing and Sponsorship Agreements” for further information.

●	State Athletic and Coaches Associations: We have sponsored a number of state athletic associations across the U.S. Such sponsorships include the Arizona Football Coaches Association, or AZFCA, Texas High School Coaches Association, or THSCA, North Carolina Coaches Association, or NCCA, and Minnesota Football Coaches Association, or MFCA. These associations have agreed to designate us as their exclusive recruitment platform for all coaches in their respective states. In addition, we have marketing rights to their coaches, athletes, and athletic events and combines throughout the year. Please see the details of our marketing and sponsorship agreements with these associations in “Business – Sales and Marketing – Marketing and Sponsorship Agreements”.

●	Potential Accretive Acquisitions. We are currently evaluating potential acquisition targets (although no such acquisition target has yet been identified) that could bolster subscriber growth, branding awareness, and revenue shares. These potential acquisitions range from owners of specific game events, athlete development programs, and technologies to boost subscriber growth and revenue.

●	Event and Marketing Activation. Through key partnerships, our events team will conduct on-site activation with high school-aged athletes and their parents. Specifically, at these events, athletes will have the opportunity to purchase, download, and upload key data and information on-site. These events will include football skills camps, soccer tournaments, 7v7 football tournaments, baseball showcases, and state-wide combines.

Our Platform’s Features

Our recruitment platform allows athletes to manage their recruitment profile, upload drills and evaluation metrics, interview, and communicate directly with recruiters in our proprietary ecosystem. Among the features our platform provides are:

Manage Athlete’s Profile

Athletes can easily set up an account to start completing a profile by uploading their measurables, testing stats, academics, and demographic information.

Upload Key Drills and Statistics for Recruiters to Evaluate

Athletes can easily upload key drills and valuable gameplay statistics that recruiters at all levels will need to review to make a decision on proceeding with the recruitment process.

Keep Track of Athlete Stats and Get Verified

Users can upload their game logs after each game or each week to keep their season stats up to date. We verify this data to potentially increase an athlete’s chances to get recruited. Recruiters will need to see and validate an athlete’s key attributes such as:

●	Height;

●	Weight;

●	Hand-size;

●	Wing-span;

●	Academic information; and

●	Other sport specific attributes.

By having this baseline information verified with digital transcripts (image, video, document), a recruiter can establish a baseline of trust establishing a highly educated decision on how to proceed with a student-athlete. Without this kind of verification, a recruiter must trust what was input on a spreadsheet by an athlete or a paid recruitment consultant. This reliance can lead to confusion, false starts, wasted time, and loss of confidence in the information. This reliance can also cause, unfairly at times, the recruiter to lose trust in the athlete that may have inappropriately mis-recorded key attributes.

Let Recruiters Meet the Real Athlete

Through our platform, athletes can introduce themselves to a recruiter before they have even stepped on a facility’s grounds. The platform’s interview process gives recruiters a first look at the player behind the film. This function is important because recruiters want to get a sense of an athlete’s personality before they take the next step in the recruitment process.

Actual Game Film

The platform also allows recruiters to view actual game film of athletes by integrating with verified game film distribution services.

Pricing

All platform users can freely download the app. Individual student-athletes can use its basic features without payment or upgrade to use premium features of the platform; coach-recruiters can access the app’s backend to evaluate potential recruits without payment. Basic features include building a profile, filling in measurables, uploading academic information, and testing their skills. Premium features include filming measurables, viewing pro day script tutorials, viewing pro day videos, gaining access to interview features, and others. Athletic departments or other group organizations may be eligible for reduced pricing per athlete if the whole team participates. Premium subscriptions for individual athletes are currently $249.99 for an annual plan and $24.99 for a monthly plan, and PRO+ subscriptions for individual athletes are currently $299 per year. High school football team annual group plans are $5,000. Currently colleges are accepted onto the platform free of charge to encourage participation.

Technology

We intend to invest in the development and expansion of our technology with the goal of continuously supporting our products and services. Our current technology’s basic attributes are listed below, and may change as we continue to develop it.

Infrastructure

●	Hosted on: Microsoft Azure cloud infrastructure

●	Primary OS: Nginx/Linux

●	Primary database: MySQL

●	Primary programming language: PHP

CI/CD - Continuous Integration, Continuous Deployment

●	TDD with PHPUNIT tests

●	Bitbucket code repository

●	Pipelines for clean, downtime-less deployments using Envoyer

Code Stack

●	NPM

●	Composer

●	Laravel

●	Vue

●	jQuery

●	Webpack

●	MIX

●	React Native

Microservices Model

●	Passport

●	OAuth 2.0

●	Postman

Customers

As of July 2022, more than 600 high schools and sports clubs and 75,000 aspiring high school athletes subscribed to the Signing Day Sports platform. 21 of the top 25 high school football programs subscribe to the Signing Day Sports platform, based on the MaxPreps 2020 football as of June 30, 2022. As of July 2022, 436 colleges credentialed and onboarded as of July 2022, with over 80 more in the onboarding queue (including colleges in Division I, Division II, Division III, and National Association of Intercollegiate Athletics). Same Day Sports initially supported football athletes, now also offers baseball, softball and soccer platforms, and is expected to add basketball support in the next six months, resulting in even more recruiter and athlete platform participants.

Our customers are primarily medium and large-sized sports clubs ranging from 100 to 5,000 athletes, school districts, and statewide/nationwide sports organizations, particularly those that use our free trial model. We solicit feedback from our customers and coaches on a regular basis, allowing us to understand their evolving needs. We have used this feedback to develop new applications and we intend to continue to develop new offerings based on customer feedback. Our business is not dependent on any particular end customer.

Our Intellectual Property and License Agreements

We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our solutions are larger contributors to our success in the marketplace.

Signing Day Sports currently has the video analysis and review of a student-athlete under a pending provisional patent. Patent application number 63/084,295 entitled “Athlete Recruitment Preliminary Analysis System and Methods” was filed on September 28, 2020. This tool allows recruiters to analyze and compare performance of a drill by two athletes, side-by-side, frame-by-frame. We believe that no other recruiting service can provide this level of athlete comparison tracking.

We also use products, technologies, and intellectual property that we license from third parties for use in our business-to-business and business-to-consumer offerings. Substantially all our offerings and services use intellectual property licensed from third parties. While we intend to develop our own intellectual property, the future success of our business may depend, in part, on our ability to obtain, retain, or expand licenses for popular technologies in a competitive market.

Research and Development

Our research and development team is responsible for the design, architecture, operation and quality of our platform. In addition to improving on the platform’s features, functionality and scalability, the Company’s R&D team is tasked with coordinating with our cloud operations staff to ensure that our platform is available, reliable, and stable.

Our success will depend on our continuous drive for innovation. We plan to invest substantial resources in research and development to enhance our platform and develop new features and functionality. We believe timely development and enhancement of products, services, and features is essential to maintaining our competitive position. Our technical staff must monitor and regularly test our platform, and may on occasion use third-party quality control software. We also maintain a regular release process to update and enhance our existing solutions. In addition, we engage security consulting firms to perform periodic vulnerability analysis of our solutions.

Additional Markets

We currently operate primarily in the United States. We believe that there will be opportunities within the next 12-24 months to expand our operations into other parts of the Americas and globally in order to address recruitment technology gaps in these other sports markets. Expansion beyond our current market may require changes to effectively penetrate international markets, such as translations of our website and apps into several additional languages, offer customer services and technical support in the local language of foreign key markets, and implement data-privacy and other relevant compliance procedures of non-U.S. regulatory regimes.

Technology and Human Resources Vendor Relationships

We maintain key relationships with certain vendors to provide critical infrastructure and services to enable us to provide a full suite of services for our customers and human resources. We also make every effort to ensure that risk is appropriately managed with each vendor. For example, we may use redundant accounts or deployments for a given vendor’s services, or maintain a backup strategy in case a vendor fails to provide the contracted services. These strategies enable us and our platform to continue to function without complete service disruption for our users and staff if a vendor encounters any issues.

The following are some of our key vendor relationships:

●	Under a work for hire agreement with Midwestern, dated August 17, 2022, we engage Midwestern to perform contract engineering-related projects to utilize agile development and/or design processes, define two- or one-week sprints that consist of development and/or design tasks and priorities set by the parties to move their project forward, continually improve the Company’s platform, and add new features and sports. Midwestern will include the full-time equivalent services of three engineers, one designer and one-half project manager per month at its current rate of $46,666 per month for specific development and/or design services provided to us pursuant to the agreement, and reasonable and pre-approved travel and/or other expenses related to the project. We will own all works created or developed by Midwestern under the agreement. Our rights with respect to such works may be freely assigned and licensed at our sole discretion. The current term of our contract with Midwestern begins on September 1, 2022 and ends on February 28, 2023. We may terminate the contract upon a material breach or default by Midwestern upon thirty days’ written notice and opportunity to cure such breach or default. The contract is subject to certain confidentiality, non-compete, and non-solicitation provisions.

●	Under a client service agreement with Tilson HR, Inc., or Tilson, dated June 18, 2020, Tilson agreed to pay wages and benefits, withhold employment taxes, maintain workers’ compensation, and provide certain other employment-related services to certain designated employees of the Company and co-employed by Tilson. We agreed to provide certain information to Tilson and meet certain employment conditions for any co-employed employees. We will generally remain solely responsible for co-employed employees’ acts, errors or omissions with respect to the business activities of the Company. Both parties will cooperate, develop, and implement employment policies and practices relating to co-employed employees, administer paid time off and report any claim, accident, injury, or complaint to the other in relation to co-employed employees. Under the agreement, we paid Tilson an initial enrollment fee, gross payroll and benefits for each co-employed employee each pay period, and a service fee of $500.00 per month for groups of 6 or under, following which time the administrative fee will convert to $1,075.00 per employee per year, which will increase 4% annually after the initial contract term. We must maintain certain general liability insurance, comprehensive automobile liability insurance, and certain professional liability insurance if applicable. The agreement also has customary mutual employee non-solicitation provisions. The agreement also requires an annual irrevocable letter of credit guarantee from our bank. The agreement has a two-year term and automatically renews for additional two-year terms until terminated by either party providing at least sixty days of written notice, by Tilson immediately without notice upon certain material breaches by the Company, or by the Company immediately with payment of an early termination penalty.

●	Under an order for services with Paycor Services, or Paycor, dated May 23, 2022, Paycor provides employee payroll and benefit support services. We must pay an annualized fee of $11,786. The agreement is subject to an early termination fee if terminated prior to the six-month anniversary of the effective date.

●	Under a master services agreement with SAGE186, LLC, or SAGE186, dated January 18, 2022, SAGE186 agreed to provide certain services to the Company pursuant to a statement of work, or SOW. Pursuant to an SOW dated January 18, 2022, SAGE186 will provide us with ongoing human resources support to assist in a variety of people-related business needs. Under this SOW, we will pay SAGE186 a monthly retainer of $1,850 for up to 10 hours per month of billable time, with additional payments for excess hours, from February 1, 2022 and ending July 31, 2022. Under this SOW, we will also pay a one-time $3,500 fee for SAGE186’s completion of a human resources audit of the Company’s people, processes and procedures, including a prioritized project list and strategic human resources roadmap, by February 15, 2022. Under the agreement, we will have five business days following SAGE186’s delivery of any deliverable described in the SOW to accept the deliverable and SAGE186 will have a reasonable period of time not exceeding ten business days to remedy the deficiencies if we do not accept the deliverable. The master service agreement is subject to certain mutual confidentiality provisions. All work products will be considered work made for hire and be our sole and exclusive property. We granted SAGE186 a limited right to use our trademarks only within the scope of the agreement, and may include our name in its published client lists and issue announcements and written statements concerning this agreement and the general substance of services performed under it. The agreement has certain mutual indemnification and employee non-solicitation provisions. The agreement has an initial term of six months and automatically renews for successive six months terms unless either party terminates it for any reason within thirty calendar days’ written notice to the other party, or upon breach by the non-breaching party or mutual agreement to terminate. Termination of the agreement also terminates any SOWs, while termination of a SOW will not have the effect of terminating other SOWs or the agreement.

Sales and Marketing

Our sales and marketing team works together closely to drive market awareness, build a strong sales pipeline and cultivate customer relationships to drive revenue growth.

Marketing Overview

Our marketing organization is focused on building our brand reputation, increasing the awareness and reputation of our platform, and driving customer demand. We also engage in paid media and web marketing, attend industry and trade conferences, and host events and jamborees for athletes, coaches, parents, and other stakeholders. We employ a wide range of digital programs, including search engine marketing, online and social media initiatives, and content syndication to increase traffic to our website and encourage new customers to sign up.

Additionally, we plan to engage in more joint marketing activities with our sports and technology alliance partners along with pursuing an affiliate marketing program focused on our core sports domains and individual social media influencers. As part of our efforts to market our online recruiting services, we will attempt to enter into affiliate marketing agreements with individuals and groups within the high school, sports club, and college sports community. We expect this affiliate marketing system will allow us to spend fewer resources on direct advertising, provide enhanced direct or targeted marketing, and lead to increased traffic on our website.

Marketing and Sponsorship Agreements

As of October 2022, we had marketing and sponsorship agreements with or relating to LSHSC, The U.S. Army Bowl, THSCA, NCCA, AZFCA, and MFCA. The following are summaries of our agreements with these and our rights and obligations under the agreements.

Collaboration and Revenue-Sharing Agreement with Louisville Slugger Hitting Science Center LLC. LSHSC is in the business of putting on and offering “LSHSC Events,” i.e., membership programs, classes, camps, clinics, and similar events to baseball and softball players and their parents. Under this agreement, we and LSHSC will collaborate on the joint marketing and promotion of LSHSC Events and the “SDS Platform,” i.e., the web-based technology platform that we offer to help athletes get discovered and recruited by coaches. Under the agreement, we and LSHSC agreed to issue a joint press release regarding our collaboration. As part of this collaboration, we and LSHSC are to jointly create emails, digital ads, and social media posts in furtherance of our collaboration, which each party will issue through its regular channels to its typical target audiences for its own products and services. We and LSHSC will also jointly create and maintain co-branded educational content (to be supported by us), including content for athletes and their parents on training, development, and recruiting.

Under the agreement, we will be LSHSC’s exclusive provider of athlete recruitment technology substantially similar to the SDS Platform for the term of the agreement. LSHSC will include an advertisement for the SDS Platform and information on how persons can subscribe to it in all emails and written materials related to LSHSC Events that LSHSC sends to its customers and prospective customers. LSHSC has also agreed to permit our representatives to present information on the SDS Platform at LSHSC Events and to list us as “Our Partner” on LSHSC’s websites for the term of the agreement.

As part of this agreement, LSHSC will also offer individuals a 1-year subscription license to the SDS Platform at a price to be set by LSHSC not below $30.00 per month, and we will provide each person whom LSHSC enrolls for the SDS Platform (each an “LSHSC Referral”) a 1-year subscription license to the SDS Platform. LSHSC must pay us a “Revenue Share Payment” every month for each LSHSC Referral that pays LSHSC in that month his/her monthly fee on his/her 1-year subscription license for the SDS Platform, as follows:

●	For the first 100,000 LSHSC Referrals, the Revenue Share Payment is $25.00 per LSHSC Referral;

●	For the next 149,999 LSHSC Referrals, the Revenue Share Payment is $20.00 per LSHSC Referral; and

●	For the 250,000th LSHSC Referral and beyond, the Revenue Share Payment is $17.50 per LSHSC Referral.

SHSC ill pay Revenue Share Payments to us for each LSHSC Referral for the life of the 1-year subscription license to the SDS Platform associated with such LSHSC Referral. LSHSC must send Signing Day Sports all Revenue Share Payments due for a month within 15 days after the month ends and include a statement on how it calculated that payment. The agreement requires LSHSC to keep complete and accurate books and records according to U.S. GAAP for the LSHSC Referrals which it enrolls to the SDS Platform and the license subscription fees for the SDS Platform charged to and paid by the LSHSC Referrals, and we may examine and audit those books and records.

Under the agreement, LSHSC will collect and provide us with the first and last name, email address, and all “Player Profile” data for each LSHSC Referral and obtain the written consent from each LSHSC Referral or his/her parent or guardian, in a form reasonably acceptable to us, for LSHSC to share that information with SDS and for his/her Player Profile to be posted to the SDS Platform. Under the agreement, a “Player Profile” is the collection of athletic-related data for a particular LSHSC Referral, such as the LSHSC Referral’s first and last names and athletic statistics. We will upload onto the SDS Platform the Player Profile for each LSHSC Referral and host the data in that Player Profile on the SDS Platform. We must include an LSHSC leaderboard in the SDS Platform or specified Player Profiles in Signing Day Sports influencer promotions.

The term of the agreement is one year, with three renewal periods of one year each. Either party may terminate the agreement for cause, defined as a material breach of the agreement that is not cured or cannot be cured within 30 days, or without cause if 30 days’ advance written notice is provided to the other party. The agreement also contains mutual limited trademark license grants, confidentiality and indemnification provisions.

The U.S. Army Bowl. Over the course of our three-year agreement, we will be the exclusive national recruiting partner in 2022, 2023 and 2024 for The U.S. Army Bowl, or the Bowl, an annual national all-star game for U.S. high school football along with a branded football combine, fiesta event, all-star youth championship, 7v7 and flag championship, and National Signing Day event, which is traditionally the first day that a high school senior can sign a binding National Letter of Intent committing to attend a year at a NCAA member school in exchange for athletics financial aid, to be held in December 2022 at Ford Center at The Star in Frisco, Texas. Aside from having priority on-site access to many of the top players in the game, we will be able to promote ourselves, advertise to, and onboard more than an estimated 30,000 athletes as a sponsor through the game’s advertising channels. At the game event alone, we expect to be able to subscribe and onboard more than 4,000 players onto our platform.

Under our sponsorship agreement with Goat Farm Sports, the owner of the Bowl, we will have onsite marketing rights at every Bowl event and football event during the week of Bowl events in the Frisco region at all such events operated by Goat Farm Sports, as well as onsite marketing nationally or internationally, wherever Goat Farm Sports produces and owns such football events, which can include showcases/training camp, combine, 7v7, College Football All-America Team honors selection and other events, rankings shows, and reality show series dedicated to high school football athletes that Goat Farm Sports owns and produces. We will also have a national presence at The Ladies Ball, a girls’ basketball tournament owned by Goat Farm Sports, for 2023 and 2024 with branding rights, access to athlete data and on-site education.

Under our agreement, we will have unlimited rights to reuse all Bowl-related media in social media and other media, including on-air content packages, pre-game promos and other footage taken at the Bowl featuring the Company’s apparel or recruiting services. Our branding benefits include Bowl-provided Company signage at the Bowl including eight sideline banners at Bowl events; having our logo, tagline and “National Recruiting Partner” status featured on all official Bowl-related materials including tickets and lanyards; and Bowl-provided Company-branded non-game day apparel for athletes and coaches. We may provide other promotional materials to all athletes, coaches and media members at each regional and national event. The Bowl’s website will feature our logo, tagline, and key messaging; we will be featured in Bowl social and digital media in the months leading up to Bowl events, every day in the week prior to an event and at least twice on the date of an event. During a Bowl event, we will be recognized as “National Partner” with a script provided by us on the Bowl’s schedule. We may construct and place a booth at or near Bowl registration and at all Bowl events to promote the Company and hand out materials to attendees. We may have a sales representative at the booth to sell services or products at Bowl events and meet coaches, players and spectators. We may also have breakout functions for speaking opportunities with coaches, athletes and parents at Bowl events. We will receive a complete database after event Bowl event with all athlete and parent information. In addition, we will receive 500 game tickets to use for any purpose and 25 VIP tickets. The television broadcasting rights will include featuring our national sponsorship status with the official Bowl logo on all U.S. television packages and certain international broadcasts, six Company TV spots, opening, middle and closing billboards, and a detailed $100,000 medial plan promoting us at the Bowl and all events where Bally Sports Network is producing media.

In addition, both parties will work towards creating event sales packages with baked-in services by the Company as well as incentives for additional revenue opportunities for The U.S. Army Bowl from our sales, and revenue sharing opportunities for both parties from clients or partners who can access or leverage our ability, technology, services or expertise (including The U.S. Army).

We agreed to make sponsorship payments consisting of a total of $325,000 for 2022 Bowl events, and equity grants. We agreed to make an initial contribution of $100,000 to Goat Farm Sports; provide valuable product or service donations to athletes and participants at our breakout speaking functions with coaches, athletes and parents; pay $25,000 to Noel Mazzone by December 15, 2022 for partnership activation purposes; and pay an additional $200,000 to Goat Farm Sports by December 15, 2022. In addition, we agreed that we will grant Richard McGinness Company stock with a value of $175,000 for a role to be determined, and that Mr. McGuinness will provide Noel Mazzone with $50,000 of Company stock with rights to purchase an additional $25,000 of Company stock through Bowl activities, pursuant to a separate agreement outlining such terms. We will also pay for all expenses relating to our sponsorship except as otherwise provided. Upon the Company’s request, Bowl will secure commercial insurance and add the Company as an additional insured for Bowl events. The agreement will terminate on December 31, 2024. At the end of the contract term, we will have a first right of negotiation for future years. The agreement may be terminated immediately in the event of notice of breach by either party and the other party’s failure to cure within 20 business days of such notice.

Texas High School Coaches Association. The THSCA is the principal advocate and leadership organization for more than 20,000 coaches across all high school sports in Texas. As their official recruitment platform, and in our three-year agreement, we are therefore the official recruitment platform for more than 20,000 coaches across all high school sports in Texas. Our agreement with the THSCA began July 1, 2021 and ends June 30, 2024 with an option to renew annually. Under the agreement, we will become a Cornerstone Sponsor of the THSCA. We will receive first-choice-priority convention booth space, recognition as a sponsor on the THSCA’s website and related rights, advertising rights in the THSCA’s Texas Coach magazine, digital ad rights on the THSCA’s website, rights to send quarterly email blasts to the THSCA members with the THSCA’s prior approval of content, up to four social media posts per month, and other sponsorship rights. We may receive payments for platform services from schools only and not directly from individual students or their families in Texas under the agreement. The THSCA will assist with setting up eight locations at the National Football League’s Super Regional Combines in late May or early June during each contract year. Sign up for the combines may be done only by athletes at participating schools. We will make sponsorship payments to the THSCA totaling $100,000 per contract year.

North Carolina Coaches Association. The NCCA exists to promote and improve athletics in North Carolina’s public schools and to foster high standards of ethics and sportsmanship. Our agreement with the NCCA has a one-year term beginning September 15, 2021, with an option to renew annually upon mutual agreement. Under the agreement, we will become the official recruiting platform sponsor of the NCCA. We will receive booth space at the annual NCCA coaching clinic, ad space in three NCCA digital newsletters, email promotion rights to high school coaches, website promotions on NCCA’s websites including digital ad space, and print ad rights in NCCA game program/year book publications. We will make sponsorship payments to the NCCA totaling $3,500 for the initial contract year.

Arizona Football Coaches Association. The AZFCA focuses on advancing Arizona high school athletic and academic competitions through governance, coaching, officiating and community advocacy. Under our marketing agreement, we agreed to be the official and exclusive recruiting platform sponsor of the AZFCA beginning June 1, 2022 for a term of three years, expiring on June 1, 2025, with an option to renew annually. As the title sponsor, for the AZFCA coaches clinic/showcase series except in cases where participation would be considered out of compliance with the NCAA. In addition to AZFCA’s commitment to endorse us as the official recruiting platform for the AZFCA, we will receive booth space for AZFCA coaches clinics, ad space in AZFCA digital newsletters, monthly email promotions about us for high school coaches, website promotions on all AZFCA-related websites, and access to AZFCA’s email and cell phone contact list for head coaches. AZFCA will also coordinate with us to identify locations in Arizona for potential combines to take place each year. We will make an annual sponsorship payment to the AZFCA of $2,500. In addition, we agreed to provide introductory premium subscriptions to our app for Arizona high school teams at no charge from June 1, 2022 to December 31, 2022 for up to 30 participating schools. After that time, ongoing premium subscriptions to our app for Arizona high school teams would be $49.99 per player per year for 5-30 players per team, and $29.99 per player for 31 or more players per team, not to exceed $3,000 per team. Participating teams on either our basic or premium subscription plans will be required to provide their full team roster and current player prospect list as part of account activation.

Minnesota Football Coaches Association. The MFCA is the representative voice of high school football in Minnesota. Our sponsorship agreement with the MFCA has a one-year term beginning March 10, 2022. As a gold level sponsor, our benefits will include recognition as the official recruiting platform of the MFCA, full-page ads in a number of MFCA publications, and extensive signage, verbal acknowledgements, introductions, a booth, and speaking opportunities at certain MFCA events. We agreed to make a $10,000 contribution.

Marketing Communications

As we continue to educate players, parents, coaches, and recruiters about our product and value propositions, we are confident that we will see a rise in profitability and brand awareness.

The following statements are examples of how we communicate the attributes of our app to student-athletes:

●	Take control of your recruiting journey: Get discovered and recruited by coaches across the country. Set up a profile with the information college coaches need to evaluate you all in one place.

●	Share your recruiting information: After completing your profile, set it to Public, share it on social media and send it directly to college coaches!

●	Get your film evaluated: Our Signing Day Sports’ Recruiting Experts will evaluate your film and provide detailed recruiting feedback. Looking for more recruiting services? Check out our new Pro+ Program. [link to webpage]

●	Prove yourself to college coaches: Upload your video-verified measurables to confirm your data. This is what college coaches need to see to evaluate you accurately.

●	Showcase your talent: Once you have chosen your primary and secondary positions, you can upload a variety of position-specific drills that college coaches want to see.

●	Show college coaches who you are: The Signing Day Sports’ interview process was designed by college coaches to get to know you better.

The following statements are examples of how we communicate the attributes of our app to high school coaches:

●	Give your program an edge: Signing Day Sports supports athletes in football, baseball, softball, and soccer. Coaches have the capability to maximize each athlete’s recruiting journey all in one place.

●	Share your athletes’ profiles with colleges: You can create a digital prospect list at the click of a button. Share this list easily with college coaches.

●	Manage your roster: Upload and manage your roster all in one place within the Signing Day Sports platform and track your teams’ profile completion.

●	Maximize your teams’ visibility: Your players can complete their Signing Day Sports’ profiles – including uploading video-verified data, position-specific drills and interview questions.

●	Get your athletes seen by college coaches: Your athletes can set their completed profiles to Public, and you can share their public link with college coaches.

The following statements are examples of how we communicate the attributes of our app to college coaches and recruiters:

●	View verifiable information: Using the “My List” feature, you can request accurate data on prospects all in one place.

●	Find the perfect fit: Use advanced search tools to find prospects that fit your program’s criteria

●	Manage your prospects: Build multiple comprehensive prospect lists that you can customize and track throughout the season.

●	Skip the trip: Save yourself time and travel by using our side-by-side technology to compare prospects’ drills and video-verified data simultaneously.

●	Communicate easily, all in one place: Send messages directly within the Signing Day Sports’ platform to coaches and prospects.

Sales

We primarily sell subscriptions to our recruiting platform through our direct sales team, which is comprised of area sales managers who are segmented by sport and geography. Our sales team also leverages our network of schools, sports associations and clubs, consultants, and other potential partners. By segmenting our sales teams, we can deploy a low-touch sales model that efficiently identifies prospective customers.

Security Procedures

We adhere to internal data governance procedures. Because our users include minors, we comply with heightened disclosure requirements and best practices for how we can use and protect their information. We give guidance to our users and their guardians on their rights to delete and be forgotten from our application.

Every year we will engage in penetration testing of our applications to ensure that we maintain a very high degree of protection from bad actors looking to steal information. We also employ secure coding standards and annual training to our engineering team and product managers. We encrypt all data that we transmit, and any data that we receive and that is legally or generally considered sensitive, such as personally identifiable information (PII) and academic records. We regularly rotate private encryption keys used to sign and secure data.

We closely monitor relationships with third-party vendors that we rely on for critical services, such as Microsoft and Salesforce. We also use a set of observability tools and monitoring software with the aim of identifying problems as they occur.

Business continuity and disaster recovery are ongoing projects for our operations and engineering teams. Ensuring outages and other catastrophic failures of service are mitigated effectively is among our highest priorities. We use Structured Query Language, or SQL, a specialized programming language designed for interacting with a database, and maintain seven days of trailing SQL data retention. We plan to increase our SQL data’s backup retention to 35 days by the end of 2022. Our file/content storage system has geo-replicated data, and we plan to enable the system’s file/content backup data retention function to 30 days. Data retention allows data to be restored without any data loss as of a specified point in time within the trailing retention period.

Employees

As of October 31, 2022, we had eight employees, seven of whom are full-time. We also engage consultants as needed to support our operations.

We do not believe any of our employees are represented by labor unions, and we believe that we have an excellent relationship with our employees.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. Other than as described below, we are not aware of any such legal proceedings or claims against us.

Betterdays Media, Inc. v. Signing Day Sports, LLC, Case No. 2:21-cv-07442-DMG-JDE (United States District Court for the Central District of California, September 17, 2021). The plaintiff, Betterdays Media, Inc. commenced this case in the Superior Court of California for Los Angeles County. Thereafter, the defendant, SDS LLC – AZ, removed the case to U.S. District Court for the Central District of California on September 17, 2021. The plaintiff’s complaint in the case alleges that it entered into a contract with the defendant pursuant to which the plaintiff was to perform film production work on a sports documentary for the defendant and that the defendant breached that contract by failing to pay the full amount owed under the contract to the plaintiff. The plaintiff claimed damages in the amount of $138,062.97 plus interest. In its answer to the complaint, SDS LLC – AZ denied the plaintiff’s allegations. On February 1, 2022, the parties filed a joint notice stating that they had agreed to settle the case, were preparing a written settlement agreement and stipulation of dismissal, and that by February 28, 2022 they would file such stipulated dismissal or a report why such stipulated dismissal was not filed. On February 4, 2022, the court entered an order providing that, by March 1, 2022, the parties were to file either (1) a stipulation and proposed order for dismissal of the action or judgment, or (2) a motion to reopen if settlement has not been consummated and that upon the failure to timely comply with this order, the action would be deemed to be dismissed as of March 2, 2022. That was the last docket entry in the case. Therefore, pursuant to that order, the case was deemed dismissed as neither a stipulation and proposed order of dismissal nor a motion to reopen was filed by March 1, 2022.

Properties

Our corporate offices are located in Scottsdale, Arizona. We leased our corporate offices consisting of approximately 7,800 square feet in October 2021 for a term of five years beginning January 1, 2022 and ending December 31, 2026 for a monthly rent of $20,800 plus tax, with an increase of 3% every year on each anniversary date until January 2026. As of December 31, 2021, a security deposit was paid in the amount of $23,411. On August 31, 2022, we entered into a Lease Termination Agreement to terminate this lease. On September 1, 2022, our corporate offices moved to 8753 E Bell Road #110, Scottsdale, AZ 85260, which is owned by Daniel D. Nelson, our President and director. We do not have a lease agreement for this facility. We believe that this office is sufficient to meet our current needs and that suitable space will be available as and when needed.

The Company also leases office space containing 4,025 square feet at another location in Scottsdale, Arizona under a lease which began on February 1, 2021 and will end on May 31, 2023. Monthly rent is $12,075 and includes annual escalations. The lease also provides for additional rent based on our proportionate share of certain increases in building operating expenses and taxes. A $25,491.67 security deposit was required. The lease provided for the abatement of rent during the first four months. In December 2021, the Company entered into an agreement to sublease its office space. The sublease ends on May 31, 2023 and includes fixed rent of $9,894.

Charity

We have a history of providing pro bono service and giving back to our local community through sports and sports related activities. We would expect to continue and grow these efforts moving forward in many of the markets that we serve.

Competition

The market for our services is intensely competitive and characterized by rapid changes in technology, customer requirements, and industry standards, and by frequent new product and service offerings and improvements. We compete with an array of established and emerging recruiting solution providers. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnerships, or acquisitions by our competitors or continuing market consolidation. With the introduction of new technologies and market entrants, we expect the competitive environment to remain intense.

Laws and Regulations

We are subject to domestic and foreign laws and regulations that pertain to our business practices. In order to grow and maintain our business, we will continue to adhere to the laws, regulations, association rules, and licenses that we need to maintain our business.

College Athlete Recruiting Regulations

We are required to adhere to applicable rules and regulations of the recruitment of high school and college-level athletes. In particular, we must comply with Article 13 of each of the NCAA Division I Manual and NCAA Division II Manual, and related NCAA rules, regulations, and bylaws, which govern the locations, periods, manner, persons, and other matters involved in student-athlete recruitment of NCAA member institutions and their recruitment prospects.

Data Protection and Information Security Regulations

We are subject to several laws and regulations that affect companies conducting business on the Internet and in the athletic recruitment industry, many of which are still evolving and could be interpreted in ways that could harm our business. The way existing laws and regulations will be applied to the Internet and athletes in general and how they will relate to our business, are often unclear. For example, we often cannot be certain how existing laws will apply in the e-commerce and online context, including with respect to such topics as privacy, defamation, pricing, credit card fraud, advertising, taxation, promotions, content regulation, financial aid, scholarships, student matriculation and student-athlete recruitment, quality of products and services, and intellectual property ownership and infringement. In addition, we may be subject to state oversight for the recruiting, admissions, and marketing activities associated with the business.

Numerous laws and regulatory schemes have been adopted at the national and state level in the United States, and in some cases internationally, that have a direct impact on our business and operations. For example:

●	The CAN-SPAM Act of 2003 and similar laws adopted by several states, regulate unsolicited commercial emails, create criminal penalties for emails containing fraudulent headers, and control other abusive online marketing practices. Similarly, the U.S. Federal Trade Commission (FTC) has guidelines that impose responsibilities on us with respect to communications with consumers and impose fines and liability for failure to comply with rules with respect to advertising or marketing practices it may deem misleading or deceptive.

●	The Telephone Consumer Protection Act of 1991 (TCPA) restricts telemarketing and the use of automated telephone equipment. The TCPA limits the use of automatic dialing systems, artificial or prerecorded voice messages, SMS text messages, and fax machines. It also applies to unsolicited text messages advertising the commercial availability of goods or services. Additionally, several states have enacted statutes that address telemarketing. For example, some states, such as California, Illinois, and New York, have created do-not-call lists. Other states, such as Oregon and Washington, have enacted “no rebuttal statutes” that require the telemarketer to end the call when the consumer indicates that he or she is not interested in the product being sold. Restrictions on telephone marketing, including calls and text messages, are enforced by the FTC, the Federal Communications Commission, states, and through the availability of statutory damages and class action lawsuits for violations of the TCPA.

●	The Credit Card Accountability Responsibility and Disclosure Act of 2009, or CARD Act, and similar laws and regulations adopted by several states regulate credit card and gift certificate use fairness, including expiration dates and fees. Our business also requires that we comply with payment card industry data security and other standards. We are subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks’ costs, subject to fines and higher transaction fees, and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and our business and results of operations could be adversely affected.

●	Regulations related to the Program Participation Agreement of the U.S. Department of Education and other similar laws that regulate the recruitment of students to colleges and other institutions of higher learning.

●	The Digital Millennium Copyright Act (DMCA) provides relief for claims of circumvention of copyright protected technologies and includes a safe harbor intended to reduce the liability of online service providers for hosting, listing, or linking to third-party content that infringes copyrights of others.

●	The Communications Decency Act provides that online service providers will not be considered the publisher or speaker of content provided by others, such as individuals who post content on an online service provider’s website.

●	The California Consumer Privacy Act (CCPA), which went into effect on January 1, 2020, provides consumers the right to know what personal data companies collect, how it is used, and the right to access, delete, and opt out of the sale of their personal information to third parties. It also expands the definition of personal information and gives consumers increased privacy rights and protections for that information. The CCPA also includes special requirements for California consumers under the age of 16. Effective January 1, 2023, we will also become subject to the California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the California Consumer Privacy Act.

●	The Virginia Consumer Data Protection Act (CDPA) establishes rights for Virginia consumers to control how companies use individuals’ personal data. The CDPA dictates how companies must protect personal data in their possession and respond to consumers exercising their rights, as prescribed by the law, regarding such personal data. The CDPA will go into effect on January 1, 2023.

●	Effective July 1, 2023, we will also become subject to the Colorado Privacy Act and Connecticut’s An Act Concerning Personal Data Privacy and Online Monitoring, which are comprehensive consumer privacy laws. Effective December 31, 2023, we will become subject to the Utah Consumer Privacy Act, regarding business handling of consumers’ personal data.

●	We may be subject to the EU’s General Data Protection Regulation (GDPR). The GDPR imposes stringent requirements for controllers and processors of personal data of persons in the EU, including, for example, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, and additional obligations when we contract with third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States and other third countries. In addition, the GDPR provides that EU member states may make their own further laws and regulations limiting the processing of personal data.

The GDPR applies extraterritorially, and we may be subject to the GDPR because of our data processing activities that involve the personal data of individuals located in the European Union, such as in connection with our EU-based students. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the EU member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. GDPR regulations may impose additional responsibility and liability in relation to the personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules.

Following the withdrawal of the United Kingdom from the EU and the expiry of the transition period, from January 1, 2021, the United Kingdom Data Protection Act 2018 (UK GDPR) retains in large part the GDPR in United Kingdom national law. The UK GDPR mirrors the fines under the GDPR, e.g., we could be fined up to the greater of €20 million/£17.5 million or 4% of global turnover under each regime.

●	The Children’s Online Privacy Protection Act (COPPA), the GDPR, and the UK GDPR impose additional restrictions on the ability of online services to collect information from minors. In addition, certain states, including Utah and Massachusetts, have laws that impose criminal penalties on the production and distribution of content that is “harmful to a minor.”

MANAGEMENT

Directors and Executive Officers

Set forth below is information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Dennis Gile	41	Chief Executive Officer, Secretary, Chairman and Director
David Wolfson	61	Chief Financial Officer
David O’Hara	42	Chief Operating Officer
Glen Kim	40	Director
Daniel D. Nelson	59	President and Director
Noah (Jed) Smith	50	Director
Clayton Adams	33	Director
Martin Lanphere	48	Vice-President and Director
Roger Mason Jr.	42	Director

Dennis Gile. Mr. Gile has served as our Chief Executive Officer and Chairman of our board of directors since July 2022 and an employee since our formation in January 2019 to April 2021. Mr. Gile was also our Chief Executive Officer from January 2019 to April 2021, and our President from July 2022 to August 2022. Mr. Gile is a former American football quarterback who broke training camp with the New England Patriots in 2004, and who played two seasons with the Saskatchewan Roughriders of the Canadian Football League (CFL). Mr. Gile played college football at Central Missouri State University. Mr. Gile also played indoor football or arena football for the Green Bay Blizzard, Arizona Rattlers, Utah Blaze, Bakersfield Blitz, Odessa Roughnecks and Kansas City Renegades. Based in Scottsdale, Arizona, Mr. Gile founded and previously managed Dennis Gile Quarterback Academy, his own training academy. Prior to joining the Company, Mr. Gile was the owner and chief executive officer of Dennis Gile Quarterback Academy from January 2001 to August 2019. We believe that Mr. Gile is qualified to serve on our board of directors due to his passion and expertise in the recruitment process and ability to provide key information in building a best-in-class application.

David Wolfson. Mr. Wolfson has served as our Chief Financial Officer since August 2022. Since November 2014, Mr. Wolfson has been cofounder and managing partner of Wolfson Berbenich & Co., CPA’s, LLP. From July 2004 to January 2013, Mr. Wolfson was managing partner of the New York offices of his previous CPA firm, Schulman Lobel Wolfson Zand Abruzzo Katzen & Blackman LLP. From 2001 to July 2004, Mr. Wolfson was a cofounder and managing partner of Schulman Wolfson & Abruzzo, LLP. From 1995 to 2001, Mr. Wolfson was the founder and managing partner of a solo CPA firm. From March 2009 to January 2013, Mr. Wolfson was the Chief Financial Officer and a director of Be Active Brands, Inc., and was Chief Financial Officer and a director of Be Active Holdings, Inc., a former public company, from its merger with Be Active Brands, in January 2013, to 2016. From 1996 to July 2004, Mr. Wolfson served as the in-house accountant of Silhouette Brands Inc., the former manufacturer of Skinny Cow® brand ice cream, until its acquisition by an affiliate of Nestlé. Mr. Wolfson became a CPA in 1990, and earned a B.S. degree in accounting at SUNY Binghamton in 1983.

David O’Hara. Mr. O’Hara has served as our Chief Operating Officer since July 2022. Mr. O’Hara also served as our interim Chief Executive Officer and Chief Financial Officer in July 2022, and as our Chief Administrative Officer from September 2021 to July 2022. Mr. O’Hara joined Signing Day Sports as General Manager in April 2021. Prior to joining the Company, from March 2019 to March 2021, Mr. O’Hara served as Chief of Education and Operations at Harlem Village Academies, a network of charter schools in Harlem, New York, where he oversaw operations, academics, recruitment, hiring, and talent development. From July 2017 to February 2019, Mr. O’Hara supported nonprofit organizations via his work as Senior Director of District Leadership with the Buck Institute for Education, a nonprofit organization, where Mr. O’Hara also supported charter management organizations, school districts in leadership development, operations, organizational leadership, and strategic planning. From September 2011 to July 2017, Mr. O’Hara additionally served as the school principal of Leaders High School in Brooklyn, NY. Mr. O’Hara was also a member of the cohort of New Leaders, a national leadership program. Mr. O’Hara is a former collegiate athlete having been an All-Arizona wide receiver recruited to play at a Division I school. Mr. O’Hara is a graduate of Arizona State University, has a MSEd in Science Education from Lehman College, a MSEd in Organizational Leadership from Baruch College, and is a graduate of the Cahn Fellows Program at Columbia University.

Glen Kim. Mr. Kim has served as a member of our board of directors since July 2022. Mr. Kim has over 15 years of experience in digital media, software, SaaS, and various technology industries where he has led corporate financial planning and analysis efforts, built business operating models, and led many corporate development activities, including M&A and post-acquisition integration. Since October 2020, Mr. Kim has been the chief financial officer at Longevity Nutrition Inc., a plant-based food company and the chief financial officer at Performa Labs Inc., a government technology company. From September 2017 to November 2020, Mr. Kim was the chief financial officer of Titan School Solutions Inc., a school nutrition software company, wholly acquired by EMS LINQ. From June 2010 to November 2016, Mr. Kim served as the Director of Finance of Internet Brands, Inc. (Nasdaq: INET), a software-as-a-service, or SaaS, and Internet media portfolio company. Currently, Mr. Kim serves as Vice President of Finance, Accounting Analytics of Cie Digital Labs, a Technology Development & Venture Studio. Mr. Kim graduated from Claremont McKenna College with a Bachelor of Arts in 2004, major in economics. Mr. Kim is a former collegiate athlete in football and track and field, and served as captain of his college football team. We believe that Mr. Kim is qualified to serve on our board of directors due to his extensive experience in digital media and SaaS-based companies, his background in mergers and acquisitions, private equity and venture capital-based financing, in addition to firsthand experience in coaching, recruiting, and playing sports at the NCAA level.

Daniel D. Nelson. Mr. Nelson has been a member of our board of directors since July 2022 and our President since August 2022. Mr. Nelson began working in the financial services industry in 1986. In 1997, Mr. Nelson formed, and has since served as chief executive officer of, Nelson Financial Services Inc., which focuses on the employee benefits market. For more than 30 years, Mr. Nelson has acquired extensive knowledge and experience in the financial services arena. Mr. Nelson also formed Nelson Financial Services to provide financial guidance for all individuals. We believe that Mr. Nelson is qualified to serve on our board of directors due to his experience in finance, particularly with respect to the sports management division of Nelson Financial Services.

Noah (Jed) Smith. Mr. Smith has been a member of our board of directors since July 2022. Mr. Smith has spent the last 17 years as a founder of two companies, Rio Valley Biofuels, LLC, a biodiesel production facility in El Paso, Texas, where he leads as chief operating officer, and Rio Valley Biofuel Transport, Inc., a bulk liquid transport company, which he serves as president. Mr. Smith is responsible for the growth of both companies, including operational strategies, sales, the financial state of the company, profit/loss reviews, regulatory compliance, and other areas. Mr. Smith was also Chief Operating Officer of Green Source Renewables, LLC from May 2015 to April 2021. We believe that Mr. Smith is qualified to serve on our board of directors due to his experience in high growth industries, as well as his long track record of driving profit to the bottom line of his companies.

Clayton Adams. Mr. Adams has been a member of our board of directors since July 2022. Mr. Adams joined Signing Day Sports to bring his expertise in hypergrowth technologies and reoccurring revenue business models. Since January 2020, Mr. Adams has served as Principal at Bird Dog Capital LLC, where he leads various investments. Mr. Adams gained experience developing the growth of small companies as Chief Executive Officer of Carson Enterprises, Inc. from March 2009 to February 2019. At Carson Enterprises, Inc., Mr. Adams expanded the company from two employees to two hundred employees, raised the net income of the company from no revenues to $10 million in annual revenues in seven years, and successfully sold the company in February 2019. In his free time, Mr. Adams helps small businesses in the rural communities of Omaha, Nebraska as a nonprofit business consultant. We believe that Mr. Adams is qualified to serve on our board of directors due to his experience in small-cap companies, scaling operations, and financial background.

Martin Lanphere. Mr. Lanphere has been our Vice-President since August 2022 and a member of our board of directors since September 2022. Mr. Lanphere is the Owner/President of Timberline Drilling Inc., an industry leader in underground and surface core drilling. Mr. Lanphere was hired as President of Timberline Drilling in 2007 to take on the task of turning around a company near insolvency. Due to his ability to quickly gauge the pulse of an organization and internally maximize potential opportunities, Mr. Lanphere was able to quickly execute and turn the company around. After Mr. Lanphere purchased Timberline Drilling in 2011, it has grown to more than 200 employees. Prior to Mr. Lanphere’s success with Timberline Drilling, Mr. Lanphere was District Sales Manager at HSBC (NYSE: HSBC), where he led and managed numerous teams and employees. During his time with the bank, Mr. Lanphere led the restructuring of branches from Washington State to Southern California. As a veteran of the United States Marine Corps, Mr. Lanphere earned several Merits, Service and Campaign Metals and Leadership awards. We believe that Mr. Lanphere is qualified to serve on our board of directors due to his enthusiastic leadership style and years of experience implementing efficient processes and managing and motivating people.

Roger Mason Jr. Mr. Mason has been a member of our board of directors since September 2022. Mr. Mason is a former professional basketball player for the National Basketball Association, or NBA. Mr. Mason was selected with the 31st overall pick by the Chicago Bulls in the 2002 NBA draft and continued his NBA player career with various NBA teams through January 2014. Mr. Mason also played professional basketball internationally for Olympiacos of Greece during the 2004–05 season and Hapoel Jerusalem in Israel during the 2005–06 season. From August 2013 to September 2014, Mr. Mason served as First Vice President of the National Basketball Players Association, or NBPA, and from November 2014 to December 2016, was the NBPA’s Deputy Executive Director. In March 2018, Mr. Mason co-founded and has since served as the Chief Executive Officer of Vaunt. Vaunt, based in New York City, creates in-person, once-in-a-lifetime destination programming and alternative competitions with pro athletes and entertainers. Mr. Mason earned a Bachelor of Science in Architecture/Business from the University of Virginia in 2002, a Bachelor of Science in Business/Management from Union Institute & University, and an MBA from Columbia Business School in 2017. We believe that Mr. Mason is qualified to serve on our board of directors due to his business acumen and success in numerous organizations. Additionally, with Mr. Mason’s immense knowledge and skills as a former NBA player and Deputy Executive Director of the NBPA, Mr. Mason will be able to provide insights, leadership, and expertise as it pertains to our technology, recruitment, and marketplace.

Our directors currently have terms which will end at our next annual meeting of the shareholders or until their successors are elected and qualify, subject to their prior death, resignation or removal. Officers serve at the discretion of the board of directors. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which he was or is to be selected as a director, nominee or officer.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Management Legal Proceedings

John Dorsey and Dorsey Family Holdings, LLC v. Dennis Gile, CV2022-012769 (Maricopa County (Az.) Superior Court Sept. 28, 2022). On September 28, 2022, the plaintiffs in this case, John Dorsey, the Company’s former Chief Executive Officer, and Dorsey Family Holdings, LLC (“Dorsey LLC”) commenced this action against Dennis Gile, the Company’s current Chief Executive Officer, Chairman of the Board, President, and Secretary. According to the plaintiffs’ complaint (the “Complaint”), Mr. Gile allegedly executed a security agreement, with an effective date of April 9, 2021, with plaintiff Dorsey LLC in which Mr. Gile acknowledged that he borrowed $700,000. The complaint alleges that Mr. Gile granted plaintiff Dorsey LLC a security interest in SDS LLC – AZ, and pledged as collateral his 3% interest in SDS LLC – AZ, as well as all proceeds related to his ownership interest. The complaint alleges that Mr. Gile failed to pay the amount due on that agreement when it was due in April 2022, and, thereafter, on May 18, 2022, Mr. Gile and Mr. Dorsey agreed that Mr. Dorsey would accept $100,000 and allow Mr. Gile 90 additional days to pay the total remaining amount owed and that Mr. Gile would also grant Mr. Dorsey 200,000 shares in the Company. The Complaint alleged that Mr. Gile paid $100,000 on May 23, 2022 but did not pay the balance allegedly due under the security agreement or document an agreement to grant such shares. In the Complaint, Mr. Dorsey claimed breach of contract and damages of $655,830 that Mr. Gile allegedly owes under the security agreement. Dorsey LLC demanded specific performance requiring Mr. Gile to execute papers to effectuate the transfer to Dorsey LLC of Mr. Dorsey’s alleged 3% ownership interest in Signing Day Sports that Mr. Gile allegedly pledged as collateral under the security agreement. In addition, Mr. Dorsey demanded specific performance of Mr. Gile’s alleged promise to grant Mr. Dorsey 200,000 shares of Signing Day Sports stock. Mr. Gile filed an Answer and Affirmative Defenses in response to the Complaint on October 21, 2022. In it, Mr. Gile denies liability for the three claims asserted by the plaintiffs in their Complaint, and he asserts various affirmative defenses. Mr. Gile also asserts therein a counterclaim. The first count of his counterclaims is against plaintiff Dorsey LLC for breach of contract, specifically, an alleged agreement in which Mr. Dorsey pledged to invest $700,000 in Signing Day Sports in exchange for Mr. Gile’s promise to convey a certain amount of shares in the business. Count II of the counterclaim is for negligent misrepresentation against Mr. Dorsey. In counterclaim Count II, Mr. Gile alleges that Mr. Dorsey became Chief Executive Officer of Signing Day Sports through misrepresentations, including his misrepresentation to Mr. Gile that he should “step down” as Chief Executive Officer because it was the norm for businesses that are going public to have their founders step down before the company goes public. In the third count of the counterclaim, Mr. Gile asserts a claim against all defendants for a declaratory judgment regarding the ownership rights of the parties over funds previously tendered by Mr. Gile ($100,000) and Mr. Dorsey ($600,000), whether Mr. Dorsey unduly influenced Gile to execute the aforementioned agreement regarding the $700,000 investment and whether Mr. Dorsey received an improper benefit when he received and accepted $100,000 tendered to Mr. Dorsey by Mr. Gile. The case was pending as of November 2022.

Involvement in Certain Legal Proceedings

To the best of our knowledge, except as described above, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Corporate Governance

The Board’s Role in Risk Oversight

The board of directors oversees that the assets of our company are properly safeguarded, that the appropriate financial and other controls are maintained, and that our business is conducted wisely and in compliance with applicable laws and regulations and proper governance. Included in these responsibilities is the board’s oversight of the various risks facing our company. In this regard, our board seeks to understand and oversee critical business risks. Our board does not view risk in isolation. Risks are considered in virtually every business decision and as part of our business strategy. Our board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for our company to be competitive on a global basis and to achieve its objectives.

While the board oversees risk management, company management is charged with managing risk. Management communicates routinely with the board and individual directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

Our board administers its risk oversight function as a whole by making risk oversight a matter of collective consideration. Much of this work has been delegated to committees, which will meet regularly and report back to the full board. The audit committee oversees risks related to our financial statements, the financial reporting process, accounting and legal matters, the compensation committee evaluates the risks and rewards associated with our compensation philosophy and programs, and the nominating and corporate governance committee evaluates risk associated with management decisions and strategic direction.

Independent Directors

Nasdaq’s rules generally require that a majority of an issuer’s board of directors consist of independent directors. Our board of directors currently consists of seven (7) directors, four of whom, Roger Mason Jr., Glen Kim, Clayton Adams, and Noah (Jed) Smith, are independent, and three of whom, Dennis Gile, Daniel Nelson, and Martin Lanphere, are not independent within the meaning of Nasdaq’s rules. We have entered into, or will enter into prior to the closing of this offering, independent director agreements with Mr. Mason, Mr. Kim, Mr. Adams, and Mr. Smith.

Committees of the Board of Directors

Our board has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each with its own charter approved by the board. The committee charters have been filed as exhibits to the registration statement of which this prospectus is a part. Upon completion of this offering, we intend to make each committee’s charter available on our website at https://www.signingdaysports.com/.

In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.

Audit Committee

Glen Kim, Clayton Adams, and Noah (Jed) Smith, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules, will serve on our audit committee upon their appointment to the board, with Mr. Kim serving as the chairman. Our board has determined that Mr. Kim qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

The audit committee is responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and principal financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing hedging transactions; and (viii) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

Glen Kim, Clayton Adams, and Noah (Jed) Smith, each of whom satisfies the “independence” requirements of Rule 10C-1 under the Exchange Act and Nasdaq’s rules, will serve on our compensation committee upon their appointment to the board, with Mr. Adams serving as the chairman. The members of the compensation committee are also “non-employee directors” within the meaning of Section 16 of the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The compensation committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

Glen Kim, Clayton Adams, and Noah (Jed) Smith, each of whom satisfies the “independence” requirements of Nasdaq’s rules, will serve on our nominating and corporate governance committee upon their appointment to the board, with Mr. Smith serving as the chairman. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee will be responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with the our code of ethics; and (v) approving any related party transactions.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors (other than those proposed by our shareholders, as discussed below) will include the solicitation of ideas for possible candidates from a number of sources – members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

A shareholder may nominate one or more persons for election as a director at an annual meeting of shareholders if the shareholder complies with the notice and information provisions contained in our bylaws. Such notice must be in writing to our company not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one-hundred-twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made or as otherwise required by the Exchange Act. In addition, shareholders furnishing such notice must be a holder of record on both (i) the date of delivering such notice and (ii) the record date for the determination of shareholders entitled to vote at such meeting.

Code of Ethics

We have adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Such code of ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and reporting of violations of the code.

A copy of the code of ethics has been filed as an exhibit to the registration statement of which this prospectus is a part. We are required to disclose any amendment to, or waiver from, a provision of our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. We intend to use our website as a method of disseminating this disclosure as well as by SEC filings, as permitted or required by applicable SEC rules. Any such disclosure will be posted to our website within four (4) business days following the date of any such amendment to, or waiver from, a provision of our code of ethics.

Limitation on Liability and Indemnification of Officers and Directors

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

We have entered into separate indemnification agreements with our directors and certain officers. Each indemnification agreement provides for, among other things, indemnification to the fullest extent permitted by law and our certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our certificate of incorporation and bylaws.

We have obtained standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The underwriting agreement, filed as Exhibit 1.1 to this registration statement, will provide for indemnification, under certain circumstances, by the underwriter of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Summary Compensation Table - Years Ended December 31, 2021 and 2020

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total compensation in excess of $100,000 during the fiscal year ended December 31, 2021

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Dennis Gile, Chief Executive Officer(1)	2021 2020	240,000 -	- -	- -	- -	- -	240,000 -

John Dorsey, former Chief Executive Officer(2)	2021 2020	240,000 -	- -	- -	- -	- -	240,000 -

David O’Hara, Chief Operating Officer(3)	2021 2020	200,000 -	- -	- -	- -	- -	200,000 -

George Weathers, former Chief Financial Officer(4)	2021 2020	175,000 -	- -	- -	- -	- -	175,000 -

Andrew Lampe, former Chief Technology Officer(5)	2021 2020	250,000 -	- -	- -	- -	- -	250,000 -

Craig Bartholomew, former Chief Customer Experience Officer(6)	2021 2020	150,000 -	- -	- -	- -	- -	150,000 -

(1)	Dennis Gile was Chief Executive Officer from January 2019 to April 2021. See also “Certain Relationships and Related Party Transactions – Transactions with Related Persons”.

(2)	John Dorsey was Chief Executive Officer from April 2021 to June 2022.

(3)	David O’Hara was General Manager from April 2021 to September 2021, Chief Administrative Officer from September 2021 to July 2022; interim Chief Executive Officer from July 5, 2022 to July 31, 2022; and Chief Financial Officer from July 8, 2022 to July 31, 2022.

(4)	George Weathers was Chief Financial Officer and Secretary from September 2021 to July 2022.

(5)	Andrew Lampe was Chief Technology Officer from June 2020 to June 2022.

(6)	Craig Bartholomew was Chief Operating Officer from July 2019 to April 2021 and Chief Customer Experience Officer from April 2021 to July 2022.

Employment and Consulting Agreements

Under our employment letter agreement with John Dorsey, our former Chief Executive Officer, dated January 13, 2022, Mr. Dorsey was employed on an at-will basis until his resignation on June 28, 2022. Under the agreement, Mr. Dorsey’s base salary was $240,000 per year paid according to the Company’s normal payroll cycle. The agreement provided for a grant of a non-qualified stock option to purchase shares of common stock equal to 1% of the Company’s equity on a fully-diluted basis as of the date of grant within three months of the date of the agreement, at an exercise price equal to the fair market value of a share of common stock determined consistent with Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and subject to vesting and other terms and conditions. Mr. Dorsey was eligible for an annual cash incentive between 50% and 200% of base salary, based on the achievement of certain written performance goals established by the Company’s board of directors, and subject to the board’s certification of achievement of such goals. Mr. Dorsey was eligible for standard benefit and vacation plans. The agreement contained standard provisions for non-solicitation of customers or employees, non-competition, confidentiality, and non-disparagement.

Under an employment letter agreement with George Weathers, our former Chief Financial Officer, dated October 8, 2021, Mr. Weathers’ salary was $175,000 per year. Mr. Weathers was also provided health care coverage, flexible paid time off, and eligibility to participate in the Company’s employee stock option plan for up to 300,000 shares. Mr. Weathers resigned on July 7, 2022.

We have also separately entered into a standard indemnification agreement with each of our executive officers. Each indemnification agreement provides for, among other things, indemnification to the fullest extent permitted by law and our certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our certificate of incorporation and bylaws.

Outstanding Equity Awards at Fiscal Year-End

No named executive officer had any unexercised options, stock that has not vested or equity incentive plan awards outstanding as of December 31, 2021.

Additional Narrative Disclosure

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan, nonqualified deferred compensation plan or other retirement benefits.

Potential Payments Upon Termination or Change in Control

None of our named executive officers were entitled to severance compensation.

Director Compensation

No member of our board of directors received any compensation for his or her services as a director during the fiscal year ended December 31, 2021, nor do they currently receive any compensation for such services.

The current independent directors, Roger Mason Jr., Glen Kim, Clayton Adams, and Noah (Jed) Smith have entered into, or will enter into prior to the closing of this offering, independent director agreements. In accordance with their current or expected independent director agreements with us, we have granted equity awards to each independent director. An option to purchase 120,000 shares of common stock was awarded to Mr. Mason, options to purchase an aggregate of 150,000 shares of common stock was awarded to Mr. Adams, an option to purchase 25,000 shares of common stock was awarded to Mr. Kim, and an option to purchase 25,000 shares of common stock was awarded to Mr. Smith, each at a price $0.62 per share. A portion of Mr. Mason and Mr. Adams’ options are subject to certain vesting terms. We will also reimburse each independent director for pre-approved reasonable business-related expenses incurred in good faith in connection with the performance of the independent director’s duties for us.

In accordance with our independent director agreements, we have separately entered into a standard indemnification agreement with each of our current independent directors. Each indemnification agreement provides for, among other things, indemnification to the fullest extent permitted by law and our certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our certificate of incorporation and bylaws.

Directors and Officers Liability Insurance

We have obtained standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

2022 Equity Incentive Plan

On August 31, 2022, we established the Signing Day Sports, Inc. 2022 Equity Incentive Plan, or the Equity Incentive Plan, or the Plan. The purpose of the Plan is to grant restricted stock, stock options and other forms of incentive compensation to our officers, employees, directors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards granted under the Plan is 3,750,000 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the Plan. As of the date of this prospectus, 2,365,000 shares remain available for issuance under the Plan.

The following summary briefly describes the principal features of the Plan and is qualified in its entirety by reference to the full text of the Plan.

Awards that may be granted include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, and (f) Performance Compensation Awards. These awards offer our officers, employees, consultants and directors the possibility of future value, depending on the long-term price appreciation of our common stock and the award holder’s continuing service with our company.

Stock options give the option holder the right to acquire from us a designated number of shares of common stock at a purchase price that is fixed upon the grant of the option. The exercise price will not be less than the market price of the common stock on the date of grant. Stock options granted may be either tax-qualified stock options (so-called “incentive stock options”) or non-qualified stock options.

Stock appreciation rights, or SARs, which may be granted alone or in tandem with options, have an economic value similar to that of options. When a SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the market price of the shares on the date of exercise and the exercise price of the shares under the SAR. The exercise price for SARs normally is the market price of the shares on the date the SAR is granted. Under the Plan, holders of SARs may receive this payment — the appreciation value — either in cash or shares of common stock valued at the fair market value on the date of exercise. The form of payment will be determined by us.

Restricted shares are shares of common stock awarded to participants at no cost. Restricted shares can take the form of awards of restricted stock, which represent issued and outstanding shares of our common stock subject to vesting criteria, or restricted stock units, which represent the right to receive shares of our common stock subject to satisfaction of the vesting criteria. Restricted shares are forfeitable and non-transferable until the shares vest. The vesting date or dates and other conditions for vesting are established when the shares are awarded.

The Plan also provides for performance compensation awards, representing the right to receive a payment, which may be in the form of cash, shares of common stock, or a combination, based on the attainment of pre-established goals.

All of the permissible types of awards under the Plan are described in more detail as follows:

Purposes of Plan: The purposes of the Plan are to attract and retain officers, employees, consultants and directors for our company and its subsidiaries; motivate them by means of appropriate incentives to achieve long-range goals; provide incentive compensation opportunities; and further align their interests with those of our stockholders through compensation that is based on our common stock.

Administration of the Plan: The Plan is currently administered by our board of directors and will be administered by our compensation committee once it is established (which we refer to as the administrator). Among other things, the administrator has the authority to select persons who will receive awards, determine the types of awards and the number of shares to be covered by awards, and to establish the terms, conditions, performance criteria, restrictions and other provisions of awards. The administrator has authority to establish, amend and rescind rules and regulations relating to the Plan.

Eligible Recipients: Persons eligible to receive awards under the Plan will be those officers, employees, consultants, and directors of our company and its subsidiaries who are selected by the administrator.

Shares Available Under the Plan: The maximum number of shares of our common stock that may be delivered to participants under the Plan is 3,750,000, subject to adjustment for certain corporate changes affecting the shares, such as stock splits. Shares subject to an award under the Plan for which the award is canceled, forfeited or expires again become available for grants under the Plan. Shares subject to an award that is settled in cash will not again be made available for grants under the Plan.

Stock Options:

General. Subject to the provisions of the Plan, the administrator has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine.

Option Price. The exercise price for stock options will be determined at the time of grant. Normally, the exercise price will not be less than the fair market value on the date of grant. As a matter of tax law, the exercise price for any incentive stock option awarded may not be less than the fair market value of the shares on the date of grant. However, incentive stock option grants to any person owning more than 10% of our voting stock must have an exercise price of not less than 110% of the fair market value on the grant date.

Exercise of Options. An option may be exercised only in accordance with the terms and conditions for the option agreement as established by the administrator at the time of the grant. The option must be exercised by notice to us, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the administrator, by actual or constructive delivery of shares of common stock to the holder of the option based upon the fair market value of the shares on the date of exercise.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the administrator at the time of grant. In the case of incentive stock options, such term cannot exceed ten years provided that in the case of holders of more than 10% of our voting stock, such term cannot exceed five years. Options will terminate before their expiration date if the holder’s service with our company or a subsidiary terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of employment, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the administrator and reflected in the grant evidencing the award.

Incentive and Non-Qualified Options. As described elsewhere in this summary, an incentive stock option is an option that is intended to qualify under certain provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, for more favorable tax treatment than applies to non-qualified stock options. Any option that does not qualify as an incentive stock option will be a non-qualified stock option. Under the Code, certain restrictions apply to incentive stock options. For example, the exercise price for incentive stock options may not be less than the fair market value of the shares on the grant date and the term of the option may not exceed ten years. In addition, an incentive stock option may not be transferred, other than by will or the laws of descent and distribution, and is exercisable during the holder’s lifetime only by the holder. In addition, no incentive stock options may be granted to a holder that is first exercisable in a single year if that option, together with all incentive stock options previously granted to the holder that also first become exercisable in that year, relate to shares having an aggregate market value in excess of $100,000, measured at the grant date.

Stock Appreciation Rights: Awards of SARs may be granted alone or in tandem with stock options. SARs provide the holder with the right, upon exercise, to receive a payment, in cash or shares of stock, having a value equal to the excess of the fair market value on the exercise date of the shares covered by the award over the exercise price of those shares. Essentially, a holder of a SAR benefits when the market price of the common stock increases, to the same extent that the holder of an option does, but, unlike an option holder, the SAR holder need not pay an exercise price upon exercise of the award.

Stock Awards: Stock awards can also be granted under the Plan. A stock award is a grant of shares of common stock or of a right to receive shares in the future. These awards will be subject to such conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Those may include requirements for continuous service and/or the achievement of specified performance goals.

Cash Awards: A cash award is an award that may be in the form of cash or shares of common stock or a combination, based on the attainment of pre-established performance goals and other conditions, restrictions and contingencies identified by the administrator.

Performance Criteria: Under the Plan, one or more performance criteria will be used by the administrator in establishing performance goals. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of our company, as the administrator may deem appropriate, or as compared to the performance of a group of comparable companies, or published or special index that the administrator deems appropriate. In determining the actual size of an individual performance compensation award, the administrator may reduce or eliminate the amount of the award through the use of negative discretion if, in its sole judgment, such reduction or elimination is appropriate. The administrator shall not have the discretion to (i) grant or provide payment in respect of performance compensation awards if the performance goals have not been attained or (ii) increase a performance compensation award above the maximum amount payable under the Plan.

Other Material Provisions: Awards will be evidenced by a written agreement, in such form as may be approved by the administrator. In the event of various changes to the capitalization of our company, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the administrator to the number of shares covered by outstanding awards or to the exercise price of such awards. The administrator is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of our company, including acceleration of vesting. Except as otherwise determined by the administrator at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, we are permitted to deduct or withhold amounts sufficient to satisfy any employee withholding tax requirements. Our board also has the authority, at any time, to discontinue the granting of awards. The board also has the authority to alter or amend the Plan or any outstanding award or may terminate the Plan as to further grants, provided that no amendment will, without the approval of our stockholders, to the extent that such approval is required by law or the rules of an applicable exchange, increase the number of shares available under the Plan, change the persons eligible for awards under the Plan, extend the time within which awards may be made, or amend the provisions of the Plan related to amendments. No amendment that would adversely affect any outstanding award made under the Plan can be made without the consent of the holder of such award.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Persons

The following includes a summary of transactions since the beginning of our fiscal year ended December 31, 2019, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation” above). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

●	Under our Settlement Agreement with Dennis Gile, our Chief Executive Officer, Secretary, Chairman, and director, dated as of May 12, 2022, the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to Mr. Gile’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Mr. Gile’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Mr. Gile may have under the terms of that certain Severance General Waiver and Release Agreement between Mr. Gile and the Company, dated March 22, 2022 (the “Severance Agreement”), including the releases of any and all claims against the Company and certain related parties as contained therein, Mr. Gile’s agreement to be terminated effective on January 1, 2022 and receive a severance payment of $53,500 pursuant to Section 1 of the Severance Agreement, paid in March 2022, all of which terms were to remain in force notwithstanding the provisions of the Settlement Agreement. Further, Mr. Gile irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Mr. Gile believed should have been paid or were owed to Mr. Gile by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Mr. Gile owned 14,081,885 shares of common stock pursuant to the Settlement Agreement. Mr. Gile also irrevocably covenanted that he would not sue us or the other released parties in respect of any of the matters released and discharged. Notwithstanding the Severance Agreement referenced above, Mr. Gile has not had a written employment agreement with the Company, has not been terminated, and has not received a salary since 2021, but has continued to receive standard employee benefits on a monthly basis.

●	Under our Settlement Agreement with Dorsey Family Holdings, LLC, an Arizona limited liability company (“Dorsey LLC”), John Dorsey, in his individual capacity, and who was formerly Chief Executive Officer and a director of the Company, and his spouse, Elena Dorsey, to the extent of such spouse’s community property interest, if any (together, “Dorsey”), dated as of April 25, 2022, the parties agreed, among other things, (1) that Dorsey had held 4,799,699 shares of SDS Inc. – DE’s common stock at that time, (2) that prior to the anticipated redomestication of SDS LLC – AZ to Delaware as a Delaware limited liability company and conversion to a Delaware corporation, Dorsey was a member of SDS LLC – AZ and was a party to SDS LLC – AZ’s Fourth Amended Limited Liability Company Operating Agreement dated July 16, 2021 (the “Operating Agreement”), (3) that the Operating Agreement provided Dorsey, among other things, certain anti-dilution protections whereby SDS LLC – AZ would have been required to issue additional equity to Dorsey if SDS LLC – AZ were to have issued additional equity which would have the effect of reducing Dorsey’s ownership below 11% of SDS LLC – AZ’s outstanding equity (the “Anti-Dilution Provision”), (4) that on April 25, 2022, Dorsey LLC would receive a total of 1,750,000 shares of common stock of SDS Inc. – DE in exchange for Dorsey’s cancellation, waiver, and release of all of Dorsey’s rights under the Anti-Dilution Provision in the Operating Agreement, (5) to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to the Anti-Dilution Provision, Dorsey’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Dorsey’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Dorsey may have under the terms of that certain Offer of Employment between John Dorsey and SDS LLC – AZ, dated January 13, 2022, or that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with Dorsey otherwise relating to, and has not issued to Dorsey, any simple agreement for future equity or convertible note. Further, Dorsey irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Dorsey believed should have been paid or were owed to Dorsey by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Dorsey LLC owned 6,549,699 shares of common stock pursuant to the Settlement Agreement. Dorsey also irrevocably covenanted that they would not sue us or the other released parties in respect of any of the matters released and discharged. Mr. Dorsey is deemed to beneficially own the shares of common stock owned by Dorsey LLC and has sole voting and dispositive powers over its shares.

●	Under our Settlement Agreement with Noah “Jed” Smith, a director of the Company, and his spouse, Glory Smith, to the extent of such spouse’s community property interest, if any (together, “Smith”), dated as of May 13, 2022, the parties agreed, among other things, (1) that Dennis Gile, the founder of SDS LLC – AZ and our Chief Executive Officer, Secretary, Chairman, and director, agreed and contracted to fulfill certain obligations to Smith, including, but not limited to, granting a profits interest that was intended to be a membership interest in SDS LLC – AZ as well as a percentage of future profits from the operations or sale of SDS LLC – AZ, pursuant to that certain Contribution and Profit-Sharing Agreement between Mr. Gile and Smith, dated April 5, 2019, as amended by that certain First Amendment to Contribution and Profit-Sharing Agreement dated December 9, 2019, and that certain Second Amendment to Contribution and Profit-Sharing Agreement dated August 21, 2020, all attached as an exhibit to the Settlement Agreement (collectively, the “Smith Contribution and Profit-Sharing Agreement”), (2) that Mr. Smith held 1,500,000 shares of common stock in SDS Inc. – DE in exchange for Smith’s previous contributions to SDS LLC – AZ, (3) that on May 13, 2022, Mr. Smith would receive an additional 500,000 shares of common stock of SDS Inc. – DE in exchange for the termination of Smith’s rights under the Smith Contribution and Profit-Sharing Agreement, (4) that following such receipt of such additional shares, Mr. Smith would have a total of 2,000,000 shares of common stock, and (5) to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to the Smith Contribution and Profit-Sharing Agreement, Smith’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Smith’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Smith may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with Smith otherwise relating to, and has not issued to Smith, any simple agreement for future equity or convertible note. Further, Smith irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Smith believed should have been paid or were owed to Smith by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Mr. Smith owned 2,000,000 shares of common stock pursuant to the Settlement Agreement. Smith also irrevocably covenanted that they would not sue us or the other released parties in respect of any of the matters released and discharged.

●	Under our Settlement Agreement with Virginia Byrd, an individual, and Byrd Enterprises of Arizona, Inc., an Arizona corporation, dated as of May 13, 2022 (together, “Byrd”), the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to Byrd’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Byrd’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Byrd may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with Byrd otherwise relating to, and has not issued to Byrd, any simple agreement for future equity or convertible note. Further, Byrd irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Byrd believed should have been paid or were owed to Byrd by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Byrd Enterprises of Arizona, Inc. owned 3,838,922 shares of common stock pursuant to the Settlement Agreement. Byrd also irrevocably covenanted that they would not sue us or the other released parties in respect of any of the matters released and discharged.

●	On November 15, 2021, the Company issued a convertible note in the amount of $565,000 to Zone Right, LLC (“Zone Right”) in a private placement. Glen Kim, a director of the Company and the managing member of Zone Right, LLC, is deemed to beneficially own the shares of common stock owned by Zone Right and has sole voting and dispositive powers over its shares. The convertible note bears interest at 6% annually and matures on November 15, 2024. The convertible note contains provisions for optional and automatic conversion and conversion price adjustments. The purchaser also entered into a subscription agreement and investor rights and lockup agreement which provided information and inspection rights, registration rights, lock-up provisions, participation rights in subsequent securities offerings and private placements, and typical “drag along” and “tag along” rights. See “Description of Securities – Convertible Notes – 2021 Private Placement” for a further description of the terms of the convertible note and related agreements.

●	Under our Settlement Agreement with Zone Right, Mr. Kim, a director of the Company, and his spouse, Jessica Lee, to the extent of such spouse’s community property interest, if any, dated as of April 26, 2022 (the “Zone Right Parties”), the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to the Zone Right Parties’ direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or the Zone Right Parties’ direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or the Zone Right Parties may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, other than as otherwise disclosed above, the Company has no agreements with the Zone Right Parties otherwise relating to, and has not issued to the Zone Right Parties, any Simple Agreement for Future Equity or convertible note. Further, the Zone Right Parties irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that the Zone Right Parties believed should have been paid or were owed to the Zone Right Parties by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Zone Right owned 2,419,162 shares of common stock pursuant to the Settlement Agreement. The Zone Right Parties also irrevocably covenanted that they would not sue us or the other released parties in respect of any of the matters released and discharged. Glen Kim is deemed to beneficially own the shares of common stock owned by Zone Right, LLC and has sole voting and dispositive powers over its shares.

●	On August 7, 2021, SDS LLC – AZ agreed to issue Clayton Adams, a director of the Company, 4.3% of its membership interests in a private placement for total proceeds of $250,000 under a membership interest purchase agreement. The agreement stated that SDS LLC – AZ intended to convert into a corporation in connection with a going public transaction by way of an initial public offering or reverse merger (“Going Public Transaction”), and that the membership interest would be converted into or exchanged for shares of common stock in connection with the Public Transaction. The agreement indicates that the number of shares of common stock that Mr. Adams would hold upon an initial public offering would be 1,816,366 shares of common stock. Under the agreement, SDS LLC – AZ reserved the right to reduce Mr. Adams’ membership interest from the pre-Public Transaction valuation of our most recent SAFE round of $42,000,000. The parties also agreed that, notwithstanding the foregoing, the membership interest would not be adjusted based on the final capital structure following a Public Transaction.

●	Under our Settlement Agreement with Mr. Adams, dated as of May 3, 2022, the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to Mr. Adams’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Mr. Adams’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Mr. Adams may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with Mr. Adams otherwise relating to, and has not issued to Mr. Adams, any simple agreement for future equity or convertible note. Further, Mr. Adams irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Mr. Adams believed should have been paid or were owed to Mr. Adams by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Mr. Adams owned 1,816,366 shares of common stock pursuant to the Settlement Agreement. Mr. Adams also irrevocably covenanted that they would not sue us or the other released parties in respect of any of the matters released and discharged.

●	On July 21, 2022, the date that Mr. Adams was appointed as a member of our board of director, Mr. Adams agreed to provide $100,000 in financing to the Company. The Company has not borrowed any funds from Mr. Adams and does not expect that it will need to do so as of the date of this prospectus.

●	On August 9, 2021, SDS LLC – AZ agreed to issue Matthew Atkinson, a beneficial owner of more than five percent (5%) of the issued and outstanding shares of the Company, 4.3% of its membership interests in a private placement for total proceeds of $250,000 under a membership interest purchase agreement. The agreement stated that SDS LLC – AZ intended to convert into a corporation in connection with a going public transaction by way of an initial public offering or reverse merger (“Going Public Transaction”), and that the membership interest would be converted into or exchanged for shares of common stock in connection with the Public Transaction. The agreement indicates that the number of shares of common stock that Mr. Atkinson would hold upon an initial public offering would be 1,816,366 shares of common stock. Under the agreement, SDS LLC – AZ reserved the right to reduce Mr. Atkinson’s membership interest from the pre-Public Transaction valuation of the Company’s most recent SAFE round of $42,000,000. The parties also agreed that, notwithstanding the foregoing, the membership interest would not be adjusted based on the final capital structure following a Public Transaction.

●	Under our Settlement Agreement with Mr. Atkinson and his spouse, Penny Atkinson, to the extent of such spouse’s community property interest, if any (together, “Atkinson”), dated as of May 13, 2022, the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to Atkinson’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Atkinson’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Atkinson may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with Atkinson otherwise relating to, and has not issued to Atkinson, any simple agreement for future equity or convertible note. Further, Atkinson irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Atkinson believed should have been paid or were owed to Atkinson by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Mr. Atkinson owned 1,916,366 shares of common stock pursuant to the Settlement Agreement. Atkinson also irrevocably covenanted that they would not sue us or the other released parties in respect of any of the matters released and discharged.

●	Under our Settlement Agreement with 35’sNextChapters, LLC (“35’sNextChapters”), dated as of May 13, 2022, the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to 35’sNextChapters’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or 35’sNextChapters’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or 35’sNextChapters may have under the terms of that certain Invitation to Join the Board of Directors between Ronald Saslow and the Company or that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with 35’sNextChapters otherwise relating to, and has not issued to 35’sNextChapters, any convertible note or Invitation to Join the Board of Directors between Ronald Saslow and the Company. Further, 35’sNextChapters irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that 35’sNextChapters believed should have been paid or were owed to 35’sNextChapters by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that 35’sNextChapters owned 750,000 shares of common stock pursuant to the Settlement Agreement. 35’sNextChapters also irrevocably covenanted that they would not sue us or the other released parties in respect of any of the matters released and discharged. Ronald Saslow, a former director of the Company, as Manager of 35’sNextChapters, is deemed to beneficially own the shares of common stock owned by 35’sNextChapters and have sole voting and dispositive powers over its shares.

●	In July 2021, we issued a SAFE to 35’snextchapters, LLC, whose Manager, Ronald Saslow, is a former director of the Company, and is deemed to beneficially own the securities and interests in securities owned by 35’sNextChapters and have sole voting and dispositive powers over its securities. In October 2022, we entered into a cancellation and exchange agreement with 35’snextchapters, LLC in which we agreed to cancel its SAFE in exchange for the issuance of 373,134 shares of common stock. The number of shares was equal to the purchase amount under the SAFE divided by approximately $0.67, based on a $25 million valuation for the Company.

●	In April 2021, we issued a SAFE to The Nelson Revocable Living Trust, one of whose co-trustees is Daniel D. Nelson, our President and a director of the Company, in exchange for a payment of $100,000. See “Description of Securities – SAFEs” for a further description of the terms of the SAFE. In October 2022, we entered into a cancellation and exchange agreement with The Nelson Revocable Living Trust in which we agreed to cancel its SAFE in exchange for the issuance of 149,254 shares of common stock. The number of shares was equal to the purchase amount under the SAFE divided by approximately $0.67, based on a $25 million valuation for the Company.

●	On October 15, 2021, the Company issued a convertible note in the amount of $1,500,000 to The Nelson Revocable Living Trust, one of whose co-trustees is Daniel D. Nelson, our President and a director of the Company, in a private placement. The convertible note bears interest at 6% annually and matures on October 15, 2024. The convertible note contains provisions for optional and automatic conversion and conversion price adjustments. The purchaser also entered into a subscription agreement and investor rights and lockup agreement which provided information and inspection rights, registration rights, lock-up provisions, participation rights in subsequent securities offerings and private placements, and typical “drag along” and “tag along” rights. See “Description of Securities – Convertible Notes – 2021 Private Placement” for a further description of the terms of the convertible note and related agreements.

●	Under our engagement letter agreement with Wolfson Berbenich & Co., CPA’s, LLP, a company whose managing partner is David Wolfson, our Chief Financial Officer, dated August 12, 2022, we agreed to pay a monthly fee of $8,000 and reimburse at cost for any reasonable travel and out-of-pocket expenses, in return for professional Chief Financial Officer and other accounting, bookkeeping, tax and business consulting services.

●	Dennis Gile, our Chief Executive Officer, Secretary, Chairman, and director, was granted options to purchase a total of 175,000 shares of common stock on September 28, 2022. The options may be exercised at a price per share equal to $0.62 per share. A portion of the options is subject to certain vesting terms.

●	David O’Hara, our Chief Operating Officer, was granted options to purchase 150,000 shares of common stock on each of September 9, 2022 and September 28, 2022. The options may be exercised at $0.62 per share. A portion of the options is subject to certain vesting terms.

●	Daniel D. Nelson, our President and director, was granted options to purchase a total of 175,000 shares of common stock on September 28, 2022. The options may be exercised at $0.62 per share. A portion of the options is subject to certain vesting terms.

●	Noah “Jed” Smith, our director, was granted an option to purchase 25,000 shares of common stock on September 28, 2022. The option may be exercised at $0.62 per share. A portion of the option is subject to certain vesting terms.

●	Clayton Adams, our director, was granted options to purchase a total of 150,000 shares of common stock on September 28, 2022. The options may be exercised at $0.62 per share. A portion of the options is subject to certain vesting terms. A portion of the options is subject to certain vesting terms.

●	Glen Kim, our director, was granted an option to purchase 25,000 shares of common stock on September 28, 2022. The option may be exercised at $0.62 per share. A portion of the options is subject to certain vesting terms.

●	Martin Lanphere, our director, was granted an option to purchase 135,000 shares of common stock on September 28, 2022. The option may be exercised at $0.62 per share. A portion of the options is subject to certain vesting terms. A portion of the option is subject to certain vesting terms.

●	Roger Mason Jr., our director, was granted an option to purchase 120,000 shares of common stock, on September 9, 2022. The option may be exercised at $0.62 per share. A portion of the options is subject to certain vesting terms. A portion of the option is subject to certain vesting terms.

Promoters and Certain Control Persons

Each of Dennis Gile, our Chief Executive Officer, Chairman, Secretary and director, and John Dorsey, our former Chief Executive Officer and director, may be deemed a “promoter” as defined by Rule 405 of the Securities Act. For information regarding compensation and other items of value that have been provided or that may be provided to these individuals, please refer to “Executive Compensation” and “Certain Relationships and Related Party Transactions – Transactions with Related Persons”.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of the date of this prospectus for (i) each of our named executive officers, other executive officers, directors and director nominees; (ii) all of our executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of more than 5% of our outstanding common stock. The following table assumes that the underwriters have not exercised the over-allotment option.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person or any member of such group has the right to acquire within sixty (60) days of the date of this prospectus. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of the date of this prospectus are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o our company, Signing Day Sports, Inc., 8753 E Bell Road #110, Scottsdale, AZ 85260.

	Common Stock Beneficially Owned Prior to this Offering(1)		Common Stock Beneficially Owned After this Offering(2)
Name of Beneficial Owner	Shares	%	Shares	%
Dennis Gile, Chief Executive Officer, Chairman and Director(3)	14,166,885	35.0	14,166,885	[ ]
David Wolfson, Chief Financial Officer	-	-	-	-
David O’Hara, Chief Operating Officer(4)	75,000	0.2	75,000	[ ]
Daniel D. Nelson, President and Director(5)	2,660,097	6.8	2,660,097	[ ]
Noah (Jed) Smith, Director(6)	2,025,000	4.9	2,025,000	[ ]
Clayton Adams, Director(7)	1,891,366	4.7	1,891,366	[ ]
Glen Kim, Director(8)	3,357,896	8.3	3,357,896	[ ]
Martin Lanphere, Director(9)	54,000	*	54,000	[ ]
Roger Mason Jr., Director(10)	10,000	*	10,000	*
All directors and executive officers (9 persons)	24,076,245	59.2	24,076,245	[ ]
Dorsey Family Holdings, LLC (11)	6,549,699	16.2	6,549,699	[ ]
John Dorsey, former Chief Executive Officer and former Director(12)	6,549,699	16.2	6,549,699	[ ]
Byrd Enterprises of Arizona, Inc.(13)	3,838,922	9.5	3,838,922	[ ]
Zone Right, LLC(14)	3,332,896	8.2	3,332,896	[ ]
The Nelson Revocable Living Trust(15)	2,575,097	6.6	2,575,097	[ ]
Jodi D. Nelson(16)	2,575,097	6.6	2,575,097	[ ]
Matthew Atkinson	1,916,366	4.7	1,916,366	[ ]

*	The director holds less than 1% of common stock issued and outstanding.

(1)	Based on 40,430,724 shares of common stock issued and outstanding as of [ ].

(2)	Based on shares of common stock issued and outstanding after this offering. Immediately after the consummation of this offering, we intend to file a Registration Statement on Form S-8 with the SEC to register common stock and options to purchase stock that were issued or that we plan to issue to certain of our employees, consultants, officers and directors pursuant to the Equity Incentive Plan. [Effective upon the consummation of this offering, we will grant options to purchase a total of [ ] shares of our common stock to certain employees, consultants and directors pursuant to the Plan. See “Corporate History and Structure” and “Executive Compensation – Employment and Consulting Agreements”.]

(3)	Dennis Gile was granted options to purchase a total of 175,000 shares of common stock, of which 85,000 may be purchased pursuant to the exercise of such options within 60 days of the date of this prospectus.

(4)	David O’Hara was granted options to purchase a total of 300,000 shares of common stock, of which 75,000 may be purchased pursuant to the exercise of such options within 60 days of the date of this prospectus.

(5)	Daniel D. Nelson was granted options to purchase a total of 175,000 shares of common stock, of which 85,000 may be purchased pursuant to the exercise of such options within 60 days of the date of this prospectus. Mr. Nelson is the trustee of The Nelson Revocable Living Trust. Mr. Nelson is deemed to beneficially own the shares of common stock beneficially owned by The Nelson Revocable Living Trust and has sole voting and dispositive powers over its shares. See footnote 15 below.

(6)	Noah “Jed” Smith was granted an option to purchase 25,000 shares of common stock, which vested immediately.

(7)	Clayton Adams was granted options to purchase a total of 150,000 shares of common stock, of which 75,000 may be purchased pursuant to the exercise of such options within 60 days of the date of this prospectus.

(8)	Glen Kim was granted an option to purchase 25,000 shares of common stock, which vested immediately. Mr. Kim is the managing member of Zone Right, LLC. Mr. Kim is deemed to beneficially own the shares of common stock beneficially owned by Zone Right, LLC and has sole voting and dispositive powers over its shares. See footnote 14 below.

(9)	Martin Lanphere was granted an option to purchase 135,000 shares of common stock, of which 54,000 may be purchased pursuant to the exercise of such options within 60 days of the date of this prospectus.

(10)	Roger Mason Jr. was granted an option to purchase 120,000 shares of common stock, of which 10,000 may be purchased pursuant to the exercise of such option within 60 days of the date of this prospectus.

(11)	Dorsey Family Holdings, LLC (“Dorsey LLC”) is an Arizona limited liability company. John Dorsey, its manager, is deemed to beneficially own the shares of common stock beneficially owned by Dorsey LLC and has sole voting and dispositive powers over its shares. Dorsey LLC’s last known business address is 18690 N. 101st Pl., Scottsdale, AZ 85255.

(12)	John Dorsey was Chief Executive Officer of the Company effective from its formation on September 9, 2021 until Mr. Dorsey’s resignation on June 28, 2022. Mr. Dorsey is the manager of Dorsey LLC. Mr. Dorsey is deemed to beneficially own the shares of common stock beneficially owned by Dorsey LLC and has sole voting and dispositive powers over its shares. See footnote 11 above.

(13)	Byrd Enterprises of Arizona, Inc. is an Arizona corporation. Virginia Byrd, its partner, is deemed to beneficially own the shares of common stock beneficially owned by Byrd Enterprises of Arizona, Inc. and has sole voting and dispositive powers over its shares. Byrd Enterprises of Arizona, Inc.’s last known address is 2000 N Litchfield Rd, Goodyear, AZ, 85395.

(14)	Zone Right, LLC’s managing member, Glen Kim, is deemed to beneficially own the shares of common stock beneficially owned by Zone Right, LLC and has sole voting and dispositive powers over its shares. Zone Right, LLC holds 2,419,162 shares of common stock and a convertible note which is currently convertible at the option of Zone Right, LLC into 913,734 shares of common stock.

(15)	The Nelson Revocable Living Trust is an Arizona trust provided for by the Nelson Revocable Living Trust Agreement established on March 9, 1999 and amended and restated on November 21, 2005. Daniel D. Nelson, President and a director of the Company, and Jodi D. Nelson are the co-trustees of The Nelson Revocable Living Trust, and are deemed to beneficially own the shares of common stock beneficially owned by The Nelson Revocable Living Trust and have shared voting and dispositive powers over its shares. The Nelson Revocable Living Trust holds a convertible note which is currently convertible at the option of The Nelson Revocable Living Trust into 2,425,843 shares of common stock.

(16)	Jodi D. Nelson is one of the co-trustees of The Nelson Revocable Living Trust, and is deemed to beneficially own the shares of common stock beneficially owned by The Nelson Revocable Living Trust and have shared voting and dispositive powers over its shares. See footnote 16 above.

We do not currently have any arrangements which if consummated may result in a change of control of our company.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock currently consists of 150,000,000 shares of common stock, par value $0.0001 per share.

The following description summarizes important terms of the classes of our capital. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation and our bylaws which have been filed as exhibits to the registration statement of which this prospectus is a part.

As of the date of this prospectus, there were shares of common stock issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Under our articles of incorporation and bylaws, any corporate action to be taken by vote of shareholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Shareholders do not have cumulative voting rights.

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Representative’s Warrants

Upon the closing of this offering, there will be up to          shares of common stock issuable upon exercise of the representative’s warrants. See “Underwriting—Representative’s Warrants” below for a description of the representative’s warrants.

Options

On August 31, 2022, we established the Signing Day Sports, Inc. 2022 Equity Incentive Plan, or the Equity Incentive Plan, or the Plan. The purpose of the Plan is to grant restricted stock, stock options and other forms of incentive compensation to our officers, employees, directors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards granted under the Plan is 3,750,000 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the Plan. As of the date of this prospectus, 2,365,000 shares remain available for issuance under the Plan. For a further description of the terms of the Plan, please see “Executive Compensation — 2022 Equity Incentive Plan” in this prospectus.

We have granted non-statutory options to certain employees, consultants, officers, and directors to purchase a total of 1,385,000 shares of our common stock. The options have an exercise price equal to $0.62 per share, and are subject to various vesting conditions. The options will expire in September 2032.

Effective upon the consummation of this offering, we will grant [ ] non-statutory options to purchase a total of [ ] shares of our common stock to certain officers, employees, consultants and directors.  The options will have an exercise price of $[ ] per share, the offering price per share in this public offering, and will be subject to certain vesting terms. The options will expire on [ ]. We will also grant [ ] non-statutory options to purchase [ ] shares of our common stock.  The options will have an exercise price of $[ ] per share and will be subject to vesting. The options will expire on [ ].

Immediately after the consummation of this offering, we intend to file a Registration Statement on Form S-8 with the SEC to register the potential exercise of these options.

Convertible Notes – 2021 Private Placement

In connection with the private placement described above in the section “Corporate History and Structure – Private Placements – 2021 Convertible Notes Private Placement,” from September 2021 to December 2021, we conducted a private placement of 6% convertible unsecured promissory notes due three years from the date of execution and entered into related subscription agreements and investor rights and lockup agreements with a number of accredited investors. Pursuant to the agreements, we issued 27 convertible notes for aggregate loans of $6,305,000. The convertible notes bear interest at 6% annually.

The convertible notes contain both optional and automatic conversion provisions allowing for the conversion of the outstanding balance under the notes to be converted into shares of common stock, subject to waiver of all accrued interest on the principal subject to such conversion. The convertible notes will be convertible at the holders’ option at a conversion price per share equal to the price per share determined by dividing $50 million by the total number of outstanding shares of the Company, subject to adjustment as described below. In connection with an initial public offering and listing of the common stock on Nasdaq, NYSE American, the New York Stock Exchange, or the OTCQX platform of the OTC Markets, the notes will automatically be converted into shares of common stock of the Company at an initial conversion price per share equal to 60% of the public offering price per share of the common stock offered to the public in the initial public offering, subject to adjustment as described below. In the event of a sale of all or substantially all of the capital stock or assets of the Company to an unaffiliated third person, or Sale of Control, an acquisition by a special purpose acquisition corporation listed on Nasdaq or the New York Stock Exchange, or a SPAC, or an acquisition or merger of the Company by a publicly-reporting company under the Exchange Act without significant business activities and is trading on certain qualified markets, or a Reverse Merger, or collectively, an Alternative Liquidity Event, the note holders will have the option to convert the notes at an initial conversion price per share equal to 60% of the aggregate transaction consideration divided by the total number of outstanding shares of common stock of the acquiror resulting from such event, subject to adjustment as described below.

The convertible notes further provided that the above optional and automatic conversion prices will be adjusted to reflect any lower price per share, or conversion or exercise price per share, of shares of common stock or securities convertible or exercisable for common stock in subsequent offerings or private placements. As described below, from August 2022 to October 2022, we issued convertible notes with an optional conversion price per share equal to $25 million divided by the total number of outstanding shares of the Company’s common stock, which is 50% lower than the initial optional conversion price per share of the convertible notes issued in 2021. In addition, in connection with an initial public offering and listing of the common stock on Nasdaq, NYSE American, or the New York Stock Exchange, the convertible notes issued in 2022 will automatically be converted into shares of common stock of the Company at an initial conversion price per share equal to 50% of the public offering price per share of the common stock offered to the public in the initial public offering, subject to adjustment as described below, or the IPO Conversion Price. Additionally, in the event of an “Alternative Liquidity Event,” which is defined in a substantially similar manner as in the convertible notes issued in 2021, the holders of the convertible notes issued in 2022 will have the option to convert the notes at an initial conversion price per share equal to 50% of the aggregate transaction consideration divided by the total number of outstanding shares of common stock of the acquiror resulting from such an event. As a result, the optional and automatic conversion prices of the notes issued in 2021 have been adjusted to equal the lower of the initial conversion prices; the optional conversion price per share equal to $25 million divided by the total number of outstanding shares of the Company’s common stock; the automatic conversion price per share equal to 50% of the public offering price per shares of common stock offered in this initial public offering at the time of the public offering and listing of the common stock on Nasdaq; or the optional conversion price per share equal to 50% of the aggregate transaction consideration divided by the total number of outstanding shares of common stock of the acquiror resulting from an Alternative Liquidity Event.

In addition, in the event that by the maturity date, the Company has not consummated an initial public offering of its common stock and the listing or trading of its common stock on Nasdaq, the New York Stock Exchange, the NYSE American, or the OTCQX platform of OTC Markets, and has not consummated an Alternative Liquidity Event, the holder may elect either (a) upon thirty (30) days prior written notice to the holder, elect to prepay all or a portion of the principal amount of the note and accrued interest hereon, subject to the holder’s right to convert the note into common stock during such thirty (30) day period, or (b) if the Company does not prepay the entire principal amount of the note or the remaining principal amount of the note, the note will automatically increase to 110% of the original or unpaid portion of the outstanding principal amount.

The subscription agreements and investor rights and lockup agreements further provided for typical “drag along” and “tag along” rights. Each note holder may sell a portion of the holder’s note or note’s conversion shares pursuant to a Sale of Control transaction equal to the percentage of the common stock that stockholders holding a majority of the outstanding voting equity of the Company will sell in the Sale of Control transaction. Each note holder may also be required to sell their note or note’s conversion shares to the proposed acquiror in the Sale of Control transaction. Each note holder also has the right to participate in subsequent securities offerings, including this initial public offering, up to the 50% of the amount originally invested. Additionally, the agreements provided that until the 180th day after the first to occur of (i) consummation of an initial public offering, (ii) consummation of a transaction with a SPAC, or (iii) consummation of a Reverse Merger, as applicable, the holder agreed not to sell, transfer or otherwise dispose of any shares of common stock received upon conversion of the convertible notes, subject to certain exceptions.

The convertible note holders entered into related subscription agreements and investor rights and lockup agreements which provided the following registration rights. Within 30 business days following the consummation of the first to occur of an initial public offering, a Sale of Control or a Reverse Merger, as applicable, the Company will file a registration statement on Form S-1 or Form S-3, as available, or Resale Registration Statement, in order to register for resale all of the shares of common stock of the Company or common stock of any successor-in-interest to the Company issued to all holders of the notes upon automatic conversion of the notes, and will use its bests efforts to cause such Resale Registration Statement to be declared effective by the SEC within 90 business days from the date of its initial filing; provided, that such conversion shares will continue to be subject to restrictions on resale for a period of six (6) months following completion of either the initial public offering, Sale of Control or Reverse Merger, as applicable. In the event that, for any reason, the Company is unable to comply with the above registration requirement, note holders holding the majority of the outstanding notes have a one-time right, at any time after one hundred eighty (180) days from the effective date of the registration statement in connection with its initial public offering, to request that the Company file a Resale Registration Statement with respect to the notes’ underlying conversion shares then outstanding having an anticipated aggregate offering price, net of selling expenses, of at least five million dollars ($5,000,000), in which event the Company shall (x) within ten (10) days after the date such request is given, give notice thereof to all other note holders; and (y) as soon as practicable, and in any event within sixty (60) days after the date such request, file a Resale Registration Statement covering all the notes’ underlying conversion shares that were requested to be registered and any additional conversion shares requested to be included in such registration by any other note holders, subject to certain limitations and exceptions. In addition, the Company provided “piggyback” registration rights to the note holders, so as to require us to include, at the option of the note holders, the shares of common stock underlying their securities in any registration statement to register other shares of common stock that the Company determines to file after its initial public offering. The Company must generally keep any required or requested registration statement effective for a period of at least 180 days after the expiration of the lockup requirements described above, subject to extensions under certain circumstances. The Company also provided customary indemnification to the note holders relating to any damages to the holders arising from such registrations.

The investor rights and lockup agreements also provided access rights to audited annual financial statements within 120 days of the end of each fiscal year, unaudited monthly financial statements, and unaudited quarterly financial statements, an annual budget, tax filing-related information, and daily access to the Company’s books and records.

Convertible Notes – 2022 Private Placement

In connection with the private placement described above in the section “Corporate History and Structure – Private Placements – 2022 Convertible Notes and Warrants Private Placement,” from August 2022 to October 2022, we conducted a private placement of the Company’s 8% convertible unsecured promissory notes due one year from the date of execution and entered into certain subscription agreements with a number of accredited investors. Pursuant to the agreements, we issued convertible notes for aggregate loans of $1,000,000. The convertible notes bear interest at 8% annually.

The convertible notes contain both optional and automatic conversion provisions allowing for the conversion of the outstanding balance under the notes to be converted into shares of common stock, subject to waiver of all accrued interest on the principal subject to such conversion. The convertible notes will be convertible at the holders’ option at a conversion price per share equal to the price per share determined by dividing $25 million by the total number of outstanding shares of the Company, subject to adjustment as described below. In connection with an initial public offering and listing of the common stock on Nasdaq, NYSE American, or the New York Stock Exchange, the notes will automatically be converted into shares of common stock of the Company at an initial conversion price per share equal to 50% of the public offering price per share of the common stock offered to the public in the initial public offering, subject to adjustment as described below, or the IPO Conversion Price. In the event of an “Alternative Liquidity Event,” which is defined in a substantially similar manner as in the convertible notes issued in 2021, the note holders will have the option to convert the notes at an initial conversion price per share equal to 50% of the aggregate transaction consideration divided by the total number of outstanding shares of common stock of the acquiror resulting from such an event, subject to adjustment as described below, or the Alternative Liquidity Event Conversion Price.

The convertible notes further provided that the above optional and automatic conversion prices will be adjusted to reflect any lower price per share, or conversion or exercise price per share, of shares of common stock or securities convertible or exercisable for common stock in subsequent offerings or private placements.

In addition, in the event that by the maturity date, the Company has not consummated an initial public offering of its common stock and the listing or trading of its common stock on Nasdaq, the New York Stock Exchange, or the NYSE American, and has not consummated an Alternative Liquidity Event, the holder may elect either (a) upon thirty (30) days prior written notice to the holder, elect to prepay all or a portion of the principal amount of the note and accrued interest hereon, subject to the holder’s right to convert the note into common stock during such thirty (30) day period, or (b) if the Company does not prepay the entire principal amount of the note or the remaining principal amount of the note, the note will automatically increase to 110% of the original or unpaid portion of the outstanding principal amount.

In addition, the Company provided “piggyback” registration rights to the note holders, so as to require us to include, at the option of the note holders, the shares of common stock underlying their securities in any registration statement to register other shares of common stock that the Company determines to file after its initial public offering. The Company must generally keep such registration statement effective until all shares underlying the convertible notes are sold. The Company also provided customary indemnification to the note holders relating to any damages to the holders arising from such registrations.

The shares of common stock underlying the notes are subject to certain lockup provisions until 365 days after the commencement of trading of our common stock, subject to certain exceptions.

Warrants – 2022 Private Placement

In connection with the private placement described above in the section “Corporate History and Structure – Private Placements – 2022 Convertible Notes and Warrants Private Placement,” from August 2022 to October 2022, we issued warrants to a number of accredited investors. Each warrant will be exercisable for the amount of shares of common stock equal to the original principal amount of the accompanying convertible note divided by the IPO Conversion Price or the Alternative Liquidity Event Conversion Price, as applicable. The warrants have a five-year term. The shares of common stock underlying the warrants are subject to certain lockup provisions until 365 days after the commencement of trading of our common stock, subject to certain exceptions.

Placement Agent’s Warrants

Boustead acted as placement agent in our private placements of the convertible notes and warrants described above. Pursuant to our engagement letter agreement with the representative, in addition to a commission equal to 7% of the gross proceeds raised in the private placements, a non-accountable expense allowance equal to 1% of the gross proceeds raised in the private placements, and payment of certain other expenses, we agreed to issue Boustead five-year warrants to purchase an amount of shares of common stock equal to 7% of the common stock underlying the securities sold in the private placements at an exercise price equal to the conversion price as defined in the notes.

SAFEs

From March 2021 to July 2021, the Company raised $1,980,000 from investors in exchange for securities called Simple Agreements for Future Equity (collectively, the “SAFEs”). The SAFEs were subject to different conversion calculations depending on the event triggering conversions as described in the SAFE, including an equity financing, a liquidity event such as this initial public offering, or an automatic conversion at the end of 18 months because no other conversion-triggering event has occurred. The terms of the SAFEs are discussed below. As also discussed below, all of the SAFEs have been cancelled and exchanged for common stock.

SAFEs – General

A SAFE is an agreement between an investor and a company in which an investor invests cash into a company and the company in turn issues a SAFE contract that will automatically convert into cash, equity in the company, or other future repayment if certain trigger events occur. SAFE instruments were developed for startup companies seeking substantial funds quickly. SAFEs like those we issued convert into cash, equity in the company, or other future repayment upon the occurrence of agreed-upon events indicating that the company has reached sufficient maturity to be accurately valued. At that point the amount contributed by the investor will automatically convert into an amount of cash, equity in the company, or other future repayment represented by the dollar amount contributed divided by the agreed expected company valuation.

Unlike common or preferred stock, SAFEs do not represent a current equity stake and do not entitle investors to typical equity rights such as rights to dividends or voting on major corporate matters.  Instead, the terms of the SAFE must be met in order for an investor to receive an equity stake with these kinds of rights. Also, unlike debt, SAFEs do not represent a right to interest payments or any current legal obligation by the SAFE issuer for the outstanding amount of a loan. If a SAFE issuer is dissolved or otherwise non-operative, SAFE holders typically have no rights to demand or receive any portion of any remaining assets, unlike debtholders and equity holders.

SAFEs – Specific Conversion Terms

From March 2021 to July 2021, our predecessor entity SDS LLC – AZ issued eight SAFEs to investors for total gross proceeds of $1,980,000. The SAFEs had the following conversion terms.

Upon an Equity Financing (defined as a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation) before the expiration or termination of these instruments, on the initial closing of such Equity Financing, the SAFEs would have automatically converted into preferred stock in an amount of shares equal to the SAFE Purchase Amount divided by the Equity Financing’s offering price per share multiplied by 80%, or the SAFE Conversion Price Per Share, and with identical rights as the preferred stock in such offering except for per share liquidation preference, the initial conversion price for purposes of price-based anti-dilution protection and the basis for any dividend or distribution rights, which will be based on the SAFE Conversion Price Per Share.

Upon a Liquidity Event (defined as any of certain changes of voting control or disposition of substantially all assets of the Company, a listing of the Company’s equity securities in connection with an effective resale registration statement on Form S-1, or an initial public offering of the Company), the SAFEs would have automatically been entitled to receive a portion of proceeds from the Liquidity Event due and payable to the investors immediately prior to, or concurrent with the consummation of IPO, equal to the greater of (i) the SAFE Purchase Amount or (ii) an amount equal to a percentage of the proceeds from the IPO with such percentage calculated by dividing the SAFE Purchase Amount by $20,000,000.

If there had been a Dissolution Event (defined as (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company’s creditors or (iii) any other liquidation, dissolution or winding up of the Company, excluding a Liquidity Event), whether voluntary or involuntary), the SAFE investors would have automatically been entitled to receive a portion of the cash or other proceeds equal to the SAFE Purchase Amount, due and payable to the investors immediately prior to the consummation of the Dissolution Event.

If after 18 months, there had been no Equity Financing, Liquidity Event, or Dissolution Event where the SAFE investors have received equity interests in the Company or other payment as contemplated above, then the SAFEs would have automatically converted to the number of shares of common stock of the Company equal to the SAFE Purchase Amount divided by the issued and outstanding shares of common stock of the Company on a fully-diluted basis divided by $20,000,000.

SAFE Cancellations and Exchanges

From September 22, 2022 to October 11, 2022, we entered into cancellation and exchange agreements with the holders of the SAFEs. Under these agreements, each SAFE holder agreed to cancel and exchange the holder’s SAFE for a number of shares of common stock equal to the purchase amount under the SAFE divided by approximately $0.67, based on a $25 million valuation for the Company. As a result, SAFEs that were purchased in the aggregate amount of $1,980,000 were cancelled and exchanged for a total of 2,955,226 shares of common stock.

Anti-Takeover Provisions

Our bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of our company or changing our board of directors and management.

Our bylaws permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees. In addition, our bylaws provide that no member of our board of directors may be removed from office by our stockholders without the approval of not less than the majority of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Furthermore, the holders of our common stock do not have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of our company by replacing its board of directors.

Transfer Agent and Registrar

We have appointed Transhare Corporation, telephone (303) 662-1112, as the transfer agent for our common stock.

Trading Symbol and Market

In connection with this offering, we are in the process of applying for the listing of our common stock on the Nasdaq Capital Market under the symbol “[SIGN]”.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the conversion of convertible notes, the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Immediately following the closing of this offering, we will have        shares of common stock issued and outstanding. In the event the underwriters exercise the over-allotment option in full, we will have          shares of common stock issued and outstanding. The common stock sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

Previously issued shares of common stock that were not offered and sold in this offering, as well as shares issuable upon the exercise of warrants and subject to employee stock options, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our common stock then outstanding; or

●	1% of the average weekly trading volume of our common stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a shareholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Lock-Up Agreements

2021 Private Placement Lock-Up Period

From September 2021 to December 2021, we conducted a private placement of 6% convertible unsecured promissory notes due three years from the date of execution and entered into related subscription agreements and investor rights and lockup agreements with a number of accredited investors. The shares of common stock underlying the notes are subject to certain lockup provisions until 180 days after the commencement of trading of our common stock, subject to certain exceptions.

2022 Private Placement Lock-Up Period

From August 2022 to October 2022, we conducted a private placement of the Company’s 8% convertible unsecured notes and accompanying warrants and entered into certain subscription agreements with a number of accredited investors. The shares of common stock underlying the notes and warrants are subject to certain lockup provisions until 365 days after the commencement of trading of our common stock, subject to certain exceptions.

Company Lock-Up

We, all of our directors and officers and shareholders holding 5% or more of our shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of twelve months after the closing of this offering. See “Underwriting—Company Lock-Up”.

2021 Private Placement Registration Rights

In connection with the private placement of 6% convertible unsecured promissory notes due three years from the date of execution, the note holders entered into related subscription agreements and investor rights and lockup agreements which provided the following registration rights. Within 30 business days following the consummation of the first to occur of an initial public offering, a Sale of Control or a Reverse Merger, as applicable, the Company will file a Resale Registration Statement in order to register for resale all of the shares of common stock of the Company or common stock of any successor-in-interest to the Company issued to all holders of the notes upon automatic conversion of the notes, and will use its bests efforts to cause such Resale Registration Statement to be declared effective by the SEC within 90 business days from the date of its initial filing; provided, that such conversion shares will continue to be subject to restrictions on resale for a period of six (6) months following completion of either the initial public offering, Sale of Control or Reverse Merger, as applicable. In the event that, for any reason, the Company is unable to comply with the above registration requirement, note holders holding the majority of the outstanding notes have a one-time right, at any time after one hundred eighty (180) days from the effective date of the registration statement in connection with its initial public offering, to request that the Company file a Resale Registration Statement with respect to the notes’ underlying conversion shares then outstanding having an anticipated aggregate offering price, net of selling expenses, of at least five million dollars ($5,000,000), in which event the Company shall (x) within ten (10) days after the date such request is given, give notice thereof to all other note holders; and (y) as soon as practicable, and in any event within sixty (60) days after the date such request, file a Resale Registration Statement covering all the notes’ underlying conversion shares that were requested to be registered and any additional conversion shares requested to be included in such registration by any other note holders, subject to certain limitations and exceptions. In addition, the Company provided “piggyback” registration rights to the note holders, so as to require us to include, at the option of the note holders, the shares of common stock underlying their securities in any registration statement to register other shares of common stock that the Company determines to file after its initial public offering. The Company must generally keep any required or requested registration statement effective for a period of at least 180 days after the expiration of the lockup requirements described above, subject to extensions under certain circumstances. The Company also provided customary indemnification to the note holders relating to any damages to the holders arising from such registrations.

2022 Private Placement Registration Rights

In connection with the private placement conducted from August 2022 to October 2022, the Company provided “piggyback” registration rights to the investors in such private placement, so as to require us to include, at the option of the investors, the shares of common stock underlying their securities in any registration statement to register other shares of common stock that the Company determines to file after this initial public offering.

Shareholder Agreement

On May 17, 2022, a shareholder agreement was entered into by and among the Company and the shareholders of the Company, or the Shareholder Agreement. The Shareholder Agreement provides certain restrictions, rights and obligations relating to the proposed sale, transfer or other disposition of the shares of the Company.

Rights of First Refusal

If a shareholder party proposes to sell their shares, or the ownership of the shares would change as a result of a marital divorce or separation, death, bankruptcy or similar proceeding, or the shareholder party engages in fraud, a felony or bad-faith violation of the implied contractual covenant of good faith and fair dealing, the Company may repurchase the shares within a certain period. If the Company does not repurchase the shares within the prescribed period, the other shareholder parties may then purchase the shares within a certain period. The purchase price would be the seller’s proposed price, or, in the event of a purchase pursuant to a change in the ownership of the shares for one of the reasons stated above, at the Company or other shareholder party buyer’s proposed price, and if not accepted by the disposing shareholder or their spouse, representative or successor, as applicable, then the fair market value of the shares. The purchase price must be paid at the proposed price for proposed sales; in cash as to dispositions pursuant to marital divorce or separation; and for the other events described above, must be paid in cash or with a 5-year nonnegotiable promissory note bearing interest at the rate per annum equal to The Wall Street Journal prime rate of interest as quoted in the Money Rates section of The Wall Street Journal, compounded annually on each anniversary of the note. These purchase rights are subject to certain notice, timing and other provisions set forth in the Shareholder Agreement. Dispositions subject to the tag-along right or drag-along rights described below are not subject to these purchase rights.

Drag-Along Right and Tag-Along Rights

If the Company proposes a transaction or series of related transactions resulting in (i) the sale of all or substantially all of the assets of the Company to a non-affiliated third party; (ii) a sale resulting in more than 50% of the voting power of the Company being held by one or a non-affiliated third parties; or (iii) a merger, consolidation, recapitalization or reorganization of the Company with or into a non-affiliate third party after which the shareholder parties will be unable to designate or elect a majority of the board of directors or similar governing body, the Company may require the other shareholders to transfer all of their shares to the proposed transferee for the same consideration and otherwise on the same terms and conditions upon which the Company is arranging for the sale of shares. Likewise, in the event of such a proposed transaction or series of transactions, subject to the Company’s repurchase rights described above, any shareholder party may cause the Company to effect a disposition of such shareholder’s shares in the transaction. The drag-along right and tag-along rights are subject to certain notice, timing, payment, and other provisions set forth in the Shareholder Agreement.

Participation Rights

Each of the shareholder parties generally has the right to purchase up to their relative percentage ownership of the Company’s common stock of any common stock or securities convertible into or exercisable to purchase common stock that the Company may from time to time issue, including in an initial public offering, at the proposed price and other offering terms. These purchase rights are subject to certain notice and timing provisions set forth in the Shareholder Agreement.

Other Provisions

The shareholder parties are subject to certain confidentiality requirements. The Shareholder Agreement will terminate on the earliest of (i) the written consent of the board of directors and vote of two-thirds of the holders of the outstanding common stock of the Company; (ii) the Company’s dissolution, filing of a petition in bankruptcy under Chapter 7 of the United States Bankruptcy Code or insolvency of the Company; (iii) upon the closing of the Company’s first underwritten public offering of its common stock on Nasdaq, the New York Stock Exchange or other exchange or marketplace approved by the board of directors; or (iv) at such time as only one shareholder party remains.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that is being issued pursuant to this offering. This summary is limited to Non-U.S. Holders (as defined below) that hold our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. Holder in light of the Non-U.S. Holder’s particular investment or other circumstances. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of our common stock.

This summary is based on provisions of the Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income and estate tax consequences of owning and disposing of our common stock as described in this summary. There can be no assurance that the Internal Revenue Service, or IRS, will not take a contrary position with respect to one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences of the ownership or disposition of our common stock.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an entity or arrangement treated as a partnership;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences of owning and disposing of our common stock that are applicable to them.

This summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder and does not address any special tax rules that may apply to particular Non-U.S. Holders, such as:

●	a Non-U.S. Holder that is a financial institution, insurance company, tax-exempt organization, pension plan, broker, dealer or trader in securities, dealer in currencies, U.S. expatriate, controlled foreign corporation or passive foreign investment company;

●	a non-U.S. Holder holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

●	a Non-U.S. Holder that holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or

●	a non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other tax consequences, or any U.S. federal income or estate tax consequences for beneficial owners of a Non-U.S. Holder, including shareholders of a controlled foreign corporation or passive foreign investment company that holds our common stock.

Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of owning and disposing of our common stock.

Distributions on Our Common Stock

We do not currently expect to pay any cash dividends on our common stock. If we make distributions of cash or property (other than certain pro rata distributions of our common stock) with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax rules. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain from a disposition of our common stock subject to the tax treatment described below in “— Dispositions of Our Common Stock.”

Distributions on our common stock that are treated as dividends and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. An exception may apply if the Non-U.S. Holder is eligible for, and properly claims, the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States. In such case, the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to the U.S. withholding tax if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder treated as a corporation for U.S. federal income tax purposes may also be subject to a “branch profits tax” at a 30% rate (unless the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our common stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. The amount of taxable earnings and profits is generally reduced by amounts reinvested in the operations of the U.S. trade or business and increased by any decline in its equity.

The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their eligibility for benefits under any relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including U.S. withholding tax) on gain recognized on any sale or other disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); in such case, the gain would be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the “branch profits tax” described above may also apply;

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in such case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even if the Non-U.S. Holder is not treated as a resident of the United States under the Code; or

●	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a United States real property holding corporation, the tax relating to disposition of stock in a United States real property holding corporation generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect and constructive, constituted 5% or less of our common stock at all times during the applicable period, provided that our common stock is “regularly traded on an established securities market” (as provided in applicable U.S. Treasury regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their own tax advisors regarding any possible adverse U.S. federal income tax consequences to them if we are, or were to become, a United States real property holding corporation.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Federal Estate Tax

Any shares of our common stock that are owned (or treated as owned) by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in that individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Backup withholding (currently at a rate of 24%) may apply to dividends paid by U.S. corporations in some circumstances, but will not apply to payments of dividends on our common stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person or is otherwise entitled to an exemption. However, the applicable withholding agent generally will be required to report to the IRS (and to such Non-U.S. Holder) payments of dividends on our common stock and the amount of U.S. federal income tax, if any, withheld from those payments. In accordance with applicable treaties or agreements, the IRS may provide copies of such information returns to the tax authorities in the country in which the Non-U.S. Holder resides.

The gross proceeds from sales or other dispositions of our common stock may be subject, in certain circumstances discussed below, to U.S. backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of any of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the disposition proceeds are paid to the Non-U.S. Holder outside the United States, the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payments of the proceeds of a disposition of our common stock to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as FATCA) impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S.-source dividends (including dividends paid on our common stock) and (ii) the gross proceeds from the sale or other disposition of property that produces U.S.-source dividends (including sales or other dispositions of our common stock). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons. Accordingly, the entity through which a Non-U.S. Holder holds its common stock will affect the determination of whether such withholding is required. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019, U.S. Treasury regulations proposed in December, 2018 eliminate such withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed U.S. Treasury regulations until final U.S. Treasury regulations are issued. Non-U.S. Holders are encouraged to consult their tax advisors regarding FATCA.

UNDERWRITING

We expect to enter an underwriting agreement with Boustead Securities, LLC (who we refer to as the representative), as representative of the underwriters named in this prospectus, with respect to the shares of common stock in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the representative will agree to purchase from us on a firm commitment basis the respective number of shares of common stock at the public price less the underwriting discounts set forth on the cover page of this prospectus, and each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Underwriter	Number of Shares
Boustead Securities, LLC

Total

The shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price range set forth on the cover page of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $        per share. If all of the shares are not sold at the initial offering price, the representative may change the offering price and the other selling terms. The representative has advised us that the underwriters do not intend to make sales to discretionary accounts. The underwriting agreement will provide that the obligations of the underwriters to pay for and accept delivery of the shares of common stock are subject to the passing upon certain legal matters by counsel and certain conditions such as confirmation of the accuracy of representations and warranties by us about our financial condition and operations and other matters. The obligation of the underwriters to purchase the shares of common stock is conditioned upon our receiving approval to list the shares of common stock on Nasdaq.

If the underwriters sell more shares of common stock than the total number set forth in the table above, we have granted to the representative an option, exercisable for 45 days from the date of this prospectus, to purchase up to         additional shares of common stock at the public offering price less the underwriting discount, constituting 15% of the total number of shares of common stock to be offered in this offering (excluding shares subject to this option). The representative may exercise this option solely for the purpose of covering over-allotments in connection with this offering. This offering is being conducted on a firm commitment basis.  Any shares of common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of common stock that are the subject of this offering.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in compliance with Regulation M under the Exchange Act, as described below:

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing securities in the open market.

●	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. A naked short position occurs if the underwriters sell more securities than could be covered by the over-allotment option. This position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of the securities. As a result, the price of our shares of common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Discounts and Expenses

The following table shows the underwriting discounts payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option that we have granted to the representative), based on the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus:

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions (7%)
Non-accountable expense allowance (1%)	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to pay a non-accountable expense allowance to the representative equal to 1.0% of the gross proceeds received at the closing of the offering.

We have agreed to pay the representative the reasonable out-of-pocket expenses incurred by the representative in connection with this offering up to $255,000. The representative out-of-pocket expenses include but are not limited to: (i) reasonable fees of representative’s legal counsel up to $125,000, (ii) due diligence and other expenses incurred prior to completion of this offering up to $75,000, (iii) road show, travel, platform on-boarding fees, and other reasonable out-of-pocket accountable expenses up to $50,000, and (iv) $5,000 for background check on our officers, directors and major shareholders and due diligence expenses. As of the date of this prospectus, we have paid the representative advances of $75,000 for its anticipated out-of-pocket costs. Such advance payments will be returned to us to the extent such out-of-pocket expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Representative’s Warrants

We have agreed to issue warrants to the representative to purchase a number of shares of common stock equal to 7% of the total number of shares sold in this offering at an exercise price equal to 100% of the public offering price of the shares sold in this offering. The representative’s warrants will be exercisable upon issuance, will have a cashless exercise provision and will terminate on the fifth anniversary of the commencement date of sales in this offering. The representative’s warrants are not exercisable or convertible for more than five years from the commencement date of sales in this offering. The representative’s warrants also provide for customary anti-dilution provisions and immediate “piggyback” registration rights with respect to the registration of the shares of common stock underlying the warrants, which registration rights shall terminate on the fifth anniversary of the commencement date of sales in this offering. We have registered the representative’s warrants and the shares underlying the representative’s warrants in this offering.

The representative’s warrants and the underlying shares may be deemed to be compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the representative’s warrants nor any of our shares of common stock issued upon exercise of the representative’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the commencement date of sales in this offering, subject to certain exceptions. The representative’s warrants to be received by the representative and related persons in connection with this offering: (i) fully comply with lock-up restrictions pursuant to FINRA Rule 5110(e)(1); and (ii) fully comply with transfer restrictions pursuant to FINRA Rule 5110(e)(2).

Determination of Offering Price

In determining the initial public offering price, we and the representative have considered a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the representative;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future revenue and earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the Representative and us.

The estimated initial public offering price set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the representative can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the initial public offering price.

We have agreed to indemnify the representative and the other underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the representative and the other underwriters may be required to make for these liabilities.

Right of First Refusal

We have agreed to provide the representative the right of first refusal for eighteen (18) months following the consummation of this offering or the termination or expiration of the engagement with the representative, provided that in no event shall the duration of this right extend past the three-year anniversary of the commencement date of sales in this offering, to act as financial advisor or to act as joint financial advisor on or at least equal economic terms on any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of our equity or our assets.  In the event that we engage the representative to provide such services, the representative will be compensated consistent with our engagement agreement with the representative, unless we mutually agree otherwise.

Tail Rights

Following the termination or expiration of our engagement agreement with the representative, the representative shall be entitled to a cash fee equal to seven percent (7.0%) of the gross proceeds received by the Company from the sale of shares of common stock to any investor which became aware of the Company or which became known to the Company prior to such termination or expiration within the twelve (12) month period following the termination or expiration, or Identified Party, provided that no party shall be an Identified Party unless such person is contained on a list of Identified Parties to be provided by the representative to the Company at the time of termination or expiration (and which such list must be agreed to by the Company in its reasonable discretion).

No Sales of Similar Securities

We have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our common stock or other securities convertible into or exercisable or exchangeable for shares of common stock at a price per share that is less than the price per share of common stock in this offering, or modify the terms of any existing securities, whether in conjunction with another broker-dealer or on the Company’s own volition for a period of 12 months following the date on which the shares of common stock are trading on Nasdaq, without the prior written consent of the representative.

Company Lock-Up

We will not, without the prior written consent of the representative, from the date of execution of the Underwriting Agreement and continuing for a period of 12 months from the date on which the trading of our common stock commences (the “Lock-Up Period”), (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, change the terms of or grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. We will agree not to accelerate the vesting of any option or warrant or the lapse of any repurchase right prior to the expiration of the Lock-Up Period.

Our executive officers, directors and current shareholders have also agreed to a 12-month “lock-up,” during which, without the prior written consent of the representative, they shall not, directly or indirectly, (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, owned either of record or beneficially by any signatory of the lock-up agreement on the date of the prospectus or thereafter acquired; (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any securities convertible into or exercisable or exchangeable for common stock, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing; and (iii) make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Electronic Offer, Sale and Distribution of Shares of Common Stock

A prospectus in electronic format may be made available on the websites maintained by the representative. In addition, shares of common stock may be sold by the representative to securities dealers who resell shares of common stock to online brokerage account holders. Other than the prospectus in electronic format, the information on the representative’s website and any information contained in any other website maintained by the representative is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the representative in its capacity as representative and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the shares of common stock, where action for that purpose is required. Accordingly, the shares of common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the securities covered by this prospectus will be passed upon for us by Bevilacqua PLLC. Anthony L.G., PLLC is acting as counsel to the underwriters.

EXPERTS

The financial statements of our company appearing elsewhere in this prospectus have been included herein in reliance upon the report of Rotenberg Meril Solomon Bertiger & Guttilla, P.C., an independent registered public accounting firm, appearing elsewhere herein (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as disclosed in Note 1 to the consolidated financial statements), and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits included with the registration statement. For further information pertaining to us and the common stock to be sold in this offering, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We also anticipate making these documents publicly available, free of charge, on our website at https:// www.signingdaysports.com/ as soon as reasonably practicable after filing such documents with the SEC. Information on, or accessible through, our website is not part of this prospectus.

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Signing Day Sports, Inc.

Tempe, AZ

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Signing Day Sports, Inc. (formerly known as Signing Day Sports, LLC) and subsidiaries (the "Company") as of December 31, 2021 and 2020, and the related consolidated statements of operations, stockholders' (deficit) and members' equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 1 to the consolidated financial statements, the Company has suffered significant losses and negative cash flows from operations and is dependent on debt and equity financing to fund its operations, all of which raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also disclosed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are required to be independent with respect to the Company in accordance with the relevant ethical requirements related to our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the board of directors and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of SAFE Agreements – Refer to Notes 4 and 6 to the consolidated financial statements

Critical Audit Matter Description

In connection with the Simple Agreements for Future Equity ("SAFE Agreements") disclosed in Note 6 to the consolidated financial statements, the Company provided a right to the holders to future equity in the Company in the form of several SAFE Agreements. The Company classified the SAFE Agreements as marked-to-market liabilities and calculated the fair value of the liabilities at each reporting date using management estimates. The fair value of the SAFE Agreements was determined using a market approach with an option pricing model discounted to present value. The fair value of the SAFE Agreements are determined on a Level 3 measurement. As of December 31, 2021, the fair value of the SAFE Agreements was approximately $2.1 million.

Inherent in the valuation of Level 3 financial instruments are certain significant judgments and estimates. Changes in these assumptions can significantly affect the valuation of the SAFE Agreements, and the gain or loss on the change in fair value that is recorded. This required a high degree of auditor judgment and an increased extent of effort, when performing audit procedures to evaluate the reasonableness of management's estimates. Accordingly, we believe that auditing the fair value of the SAFE Agreements is a critical audit matter.

How the Critical Audit Matter Was Addressed in the Audit

The primary procedures we performed to address this critical audit matter included:

●	Obtaining an understanding of the Company's process to determine the fair value of the SAFE Agreements;

●	Obtaining and reading the SAFE Agreements and evaluating management's assessment of the terms;

●	Obtaining and evaluating the reasonableness of management's third party valuation analysis;

●	Utilizing our valuation professionals to assist in (i) assessing the appropriateness of the valuation methodology and (ii) evaluating the inputs used;

●	Testing the mathematical accuracy of the SAFE Agreement valuation.

The outcome of the audit procedures resulted in determining that the fair value of the SAFE Agreements recorded by management is reasonable.

/s/ ROTENBERG MERIL SOLOMON BERTIGER & GUTTILLA, P.C.

Saddle Brook, New Jersey

October 12, 2022

We have served as the Company's auditor since 2021

Consolidated Balance Sheets as of December 31, 2021 and 2020

		As Restated
	2021	2020

Assets

Current Assets
Cash	$4,687,550	$1,050,877
Other receivables	4,840	-
Prepaid expenses	162,833	23,214
Total current assets	4,855,223	1,074,091

Furniture and fixtures	12,070	-

Internally developed software, net of accumulated amortization	2,276,159	1,574,803
Other assets	48,902	15,900

	$7,192,354	$2,664,794

Liabilities, Stockholders' (Deficit) and Members’ Equity

Current Liabilities
Accounts payable and accrued expenses	$412,324	$34,284
Deferred revenue	66,549	74,268
Lease liability	43,785	-
Tenant deposit	9,894	-
Total current liabilities	532,552	108,552

Long-term Liabilities

Convertible notes payable, less unamortized debt issuance costs of $495,007 in 2021	5,809,993	-
SAFE Agreements	2,134,635	-

Total long-term liabilities	7,944,628	-
	8,477,180	108,552

Commitments and Contingencies

Stockholders' (Deficit) and Members' Equity

Common stock: par value $0.0001 per share; authorized 150,000,000 shares; issued and outstanding 37,475,498 shares	3,748	-
Additional paid-in-capital	7,870,793	-
Members' equity	-	5,187,541
Accumulated deficit	(9,159,367)	(2,631,299)
Total stockholders' (deficit) and members’ equity	(1,284,826)	2,556,242

	$7,192,354	$2,664,794

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations for the Years Ended December 31, 2021 and 2020

		As Restated
	2021	2020

Revenue	$340,984	$30,688

Operating Expenses
Payroll expenses	2,826,304	587,384
General and administrative	2,014,382	128,350
Development costs	274,839	27,006
Advertising	1,104,939	83,033
Depreciation and amortization	372,852	121,283
Loss on sublease	43,785	-
Total operating expenses	6,637,101	947,056

Other Income (Expense)
Interest income	1,187	-
Change in fair value of SAFE Agreements	(154,635)	-
Interest expense	(78,503)	-
Total other income (expense)	(231,951)	-

Net Loss	$(6,528,068)	$(916,368)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders’ (Deficit) and Members’ Equity for the Years Ended December 31, 2021 and 2020

				Additional
	Member’s	Common Stock		Paid-In	Accumulated
	Equity	Shares	Amount	Capital	Deficit	Total

Balance, December 31, 2019	$3,631,587	-	$-	$-	$(1,714,931)	$1,916,656
Member contributions	2,138,000	-	-	-	-	2,138,000
Member distributions	(582,046)	-	-	-	-	(582,046)
Net loss	-	-	-	-	(969,855)	(969,855)

Balance, December 31, 2020, unaudited, as originally stated	5,187,541	-	-	-	(2,684,786)	2,502,755
Restatement, See Note 11	-	-	-	-	53,487	53,487

Balance, December 31, 2020, as restated	5,187,541	-	-	-	(2,631,299)	2,556,242
Member contributions	2,687,000	-	-	-	-	2,687,000
Conversion of membership interests to common stock	(7,874,541)	37,475,498	3,748	7,870,793	-	-
Net loss	-	-	-	-	(6,528,068)	(6,528,068)

Balance, December 31, 2021	$-	$37,475,498	$3,748	$7,870,793	$(9,159,367)	$(1,284,826)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2021 and 2020

		As Restated
	2021	2020

Operating Activities
Net loss	$(6,528,068)	$(916,368)
Adjustments to reconcile net loss to net cash used for operating activities
Depreciation and amortization	372,852	121,283
Change in fair value of SAFE Agreements	154,635	-
Lease liability	43,785	-
Interest expense attributable to amortization of debt issuance costs	24,559	-
Changes in assets and liabilities
Other receivables	(4,840)	-
Prepaid expenses	(139,619)	(23,214)
Other assets	(33,002)	(15,900)
Accounts payable and accrued expenses	378,040	34,284
Deferred revenue	(7,719)	74,268
Tenant deposit	9,894	-

Net Cash used for Operating Activities	(5,729,483)	(725,647)

Investing Activities
Development of internal software	(1,073,898)	(361,476)
Purchase of property and equipment	(12,380)	-

Net Cash used for Investing Activities	(1,086,278)	(361,476)

Financing Activities
Proceeds from convertible notes payable	6,305,000	-
Payment of debt issuance costs	(519,566)	-
Proceeds from SAFE Agreements	1,980,000	-
Proceeds from member contributions	2,687,000	2,138,000

Net Cash from Financing Activities	10,452,434	2,138,000

Net Change in Cash	3,636,673	1,050,877

Cash, Beginning of Year	1,050,877	-

Cash, End of Year	$4,687,550	$1,050,877

Supplemental disclosure of non-cash financing activities
Member distributions of loan receivable balance	$-	$582,046

Conversion of membership interests to common stock	$7,874,541	$-

Supplemental Disclosure of Cash Flow Information
Cash payments for Interest	$695	$-

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 - Principal Business Activity and Significant Accounting Policies

Principal Business Activity

Signing Day Sports, Inc. (formerly known as Signing Day Sports, LLC) was formed and began operations in January 2019 and provides a digital ecosystem to help high school athletes get discovered and recruited by college coaches across the United States of America.

The company’s website and mobile phone application provides an opportunity for athletes to create a personal profile by uploading measurables, videos of key drills, testing stats, academics and demographic information. Coaches can evaluate a prospect’s video, watch two separate prospects side by side simultaneously, and perform other actions with the video to visually evaluate talent.

Principles of Consolidation

The accompanying consolidated financial statements (sometimes referred to herein as “financial statements”) include the accounts of Signing Day Sports, Inc. and its subsidiaries (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated.

Going Concern Considerations

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. We sustained significant losses and negative cash flows from operations and are dependent on debt and equity financing to fund operations. We incurred a net loss of approximately $6.5 million and $916k for the years ended December 31, 2021 and 2020, respectively. We had cash used in operating activities of approximately $5.7 million for the year ended December 31, 2021, and have an accumulated deficit of approximately $9.2 million at December 31, 2021. These conditions raise substantial doubt about our ability to continue as a going concern.

The Company is continuing its path to profitability through increased business development, marketing and sales of the Company’s multiple lines of subscriptions.

Failure to successfully continue to grow operational revenues could harm our profitability and adversely affect our financial condition and results of operations. We face all of the risks inherent in a new business, including the need for significant additional capital, management’s potential underestimation of initial and ongoing costs, and potential delays and other problems in connection with establishing sales channels.

We are continuing our plan to further grow and expand operations and seek sources of capital to pay our contractual obligations as they come due. Management believes that its current operating strategy will provide the opportunity for us to continue as a going concern as long as we are able to obtain additional financing; however, there is no assurance this will occur. The accompanying financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Concentrations of Credit Risk

The Company maintains its cash account in several deposit accounts, the balances of which are periodically in excess of federally insured limits. At December 31, 2021 and 2020, the uninsured amounts approximated $4,000,000 and $790,000, respectively.

Receivables and Credit Policy

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Payments on trade receivables are stated at the amount billed to the customer. The Company does not charge interest on overdue customer account balances. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. There were no open trade receivables at December 31, 2021 and 2020.

Payment Terms

Payments from individuals and organizations are required prior to providing access to the Company’s website and application. If not paid in advance, payments are required from organizations on a monthly basis. If a payment is not made, access to the Company’s website and application is suspended until the required payment is received.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment at December 31, 2021 and 2020.

Internally Developed Software

Software consists of an internally developed information system for use by the Company in matching athletes with qualified coaches. The Company has capitalized costs incurred with development and upgrades of the information systems in accordance with applicable accounting standards. Costs incurred up to and including the feasibility stage of development as well as maintenance costs are expensed as incurred. The Company amortizes these capitalized costs on a straight-line basis over the estimated useful life of the asset of five years.

The Company periodically performs reviews of the recoverability of such capitalized technology costs. At the time a determination is made that capitalized amounts are not recoverable based on estimated cash flows to be generated from technology; any remaining capitalized amounts are written off. No amounts were written off during the year ended December 31, 2021 and 2020. It is at least reasonably possible that the estimate of recoverability will change in the near term.

Fair Value Measurements

The Company values its “Simple Agreement for Future Equity” Agreements (“SAFE Agreements”) under the provisions of FASB ASC 820, “Fair Value Measurements and Disclosures,” which defines fair value under U.S. GAAP, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. U.S. GAAP establishes a fair value hierarchy, which required an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The asset or liability’s fair value measurement level within the fair value hierarchy is based up the lowest level of any input that is significant to the fair value measurement.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

The SAFE Agreements are valued using market conditions to estimate the fair value of the agreements. These are classified within Level 3.

There have been no changes in Level 3 and no changes in valuation techniques for the SAFE Agreements for the year ended December 31, 2021.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of internally developed software and net operating loss and research and development tax credit carry forwards for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company converted to a C corporation in August of 2021. As a limited liability company for the 2020 year and through the date of conversion in 2021, the Company’s taxable loss was allocated to members in accordance with their respective percentage of ownership. Therefore, no provision for income taxes has been included in the financial statements for the period prior to the Company’s conversion to a corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021 and 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. As of December 31, 2021, the 2019 through 2021 tax years generally remain subject to examination by federal and state authorities.

Deferred Revenue

Deferred revenues are contract liabilities for collections on subscription agreements in excess of revenue recognized.

Revenue Recognition

The Company accounts for revenue under the guidance of FASB ASC 606, “Revenue from Contracts from Customers” (“ASC 606”).

ASC 606 prescribes a five-step model that focuses on transfer of control and entitlement to payment when determining the amount of revenue to be recognized. Under the ASC 606 guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from performance obligations satisfied at a point in time consist of sales to individuals representing a one-month subscription and are recognized at the end of the subscription.

Revenue from performance obligations satisfied over time consists of the sale of subscription agreements to individual organizations or customers that are more than one month in duration and are recognized on a monthly basis over the life of the subscription agreement.

Debt Issuance Costs

Debt issuance costs are amortized over the period the related obligation is outstanding using the straight-line method. The straight-line method is a reasonable estimate of the effective interest method due to the relatively short maturities of the related debt. Debt issuance costs are included within long-term debt on the balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying financial statements.

Advertising Costs

Advertising costs are expensed as incurred. Such costs amounted to $1,104,939 and $83,033 for the years ended December 31, 2021 and 2020.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contract Costs

Incremental costs of obtaining a contract are expensed as incurred as the amortization period of the asset that otherwise would have been recognized is estimated to be one year or less.

Recent Accounting Guidance

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use (ROU) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of the expense recognition in the income statement. The effective date for this standard has been delayed to annual reporting periods beginning after December 15, 2021. The Company is currently evaluating the impact of its pending adoption of the new standard on its financial statements, but expects that it will increase its assets and liabilities for amounts yet to be determined, but does not expect ASU 2016-02 to have an impact on its results of operations or cash flows.

Note 2 - Revenue

The following table disaggregates the Company’s revenue based on the timing of satisfaction of performance obligations for the years ended December 31, 2021 and 2020:

	2021	2020

Revenue recognized over time	$329,024	$26,083
Revenue recognized at a point in time	11,960	4,605

Total revenue from contracts with customers	$340,984	$30,688

The beginning and ending balances for deferred revenue were as follows for the years ended December 31, 2021 and 2020:

	2021
	January 1	December 31

Deferred revenue	$74,268	$66,549

	2020
	January 1	December 31

Deferred revenue	$-	$74,268

The Company recognized revenue of $74,268 in 2021 that was included in the deferred revenue balance as of December 31, 2020. The Company expects to recognize the December 31, 2021 balance fully in the year ending December 31, 2022.

Note 3 - Internally Developed Software

Internally developed software asset as of December 31, 2021, consists of the following:

	Cost	Accumulated Amortization	Net

Internally developed software	$2,769,984	$(493,825)	$2,276,159

Internally developed software asset as of December 31, 2020, consists of the following:

	Cost	Accumulated Amortization	Net

Internally developed software	$1,696,086	$(121,283)	$1,574,803

Amortization expense for the years ended December 31, 2021 and 2020 was $372,542 and $121,283, respectively. Estimated future amortization expense related to this intangible asset is as follows:

Years Ending December 31,	Amount

2022	$512,534
2023	553,997
2024	553,997
2025	432,714
2026	181,454
Thereafter	41,463
$2,276,159

Note 4 - Fair Value of Assets and Liabilities

There are three general valuation techniques that may be used to measure fair value, as described below:

1.	Market approach – Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Prices may be indicated by pricing guides, sale transactions, market trades, or other sources;

2.	Cost approach – Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost); and

3.	Income approach – Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about the future amounts (includes present value techniques and option-pricing models). Net present value is an income approach where a stream of expected cash flows is discounted at an appropriate market interest rate.

The fair value of the SAFE Agreements was determined using the market approach with an option pricing model discounted to present value. Significant assumptions used in the option pricing model included current equity value of the Company, risk free rate, maturity and volatility resulting in a future value of approximately $2,200,000. A discount rate of 11.8% was applied to the future value to arrive at the estimated fair value.

Liabilities measured at fair value as of December 31, 2021 is as follows:

		Quoted Prices in Active Markets	Other Observable Inputs	Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

SAFE Agreements	$2,134,635	$-	$-	$2,134,635

The following are transfers into and out of Level 3 of the fair value hierarchy and purchasers and issues of Level 3 assets and liabilities:

2021

Transfers into Level 3	$-
Transfers out of Level 3	-
Purchases	-
Issuances	1,980,000
Change in fair value	154,635
Balance at December 31, 2021	$2,134,635

Note 5 - Convertible Notes Payable

Convertible notes payable consists of:

		2021	2020

9	convertible notes payable, bear interest at 6%, no monthly payments, unsecured, notes automatically convert at 60% of fair value (less any accrued interest) upon initial public offering (IPO) or other “sale of control” as defined in the agreement. If IPO or sale of control is not consummated by December 15, 2022, the Company has the option to repay notes at anytime prior to maturity date of October 15, 2024	$3,300,000	$-

12	convertible notes payable, bear interest at 6%, no monthly payments, unsecured, notes automatically convert at 60% of fair value (less any accrued interest) upon IPO or other “sale of control” as defined in the agreement. If IPO or sale of control is not consummated by December 15, 2022, the Company has the option to repay notes at anytime prior to maturity date of November 15, 2024	1,205,000	-

6	convertible notes payable, bear interest at 6%, no monthly payments, unsecured, notes automatically convert at 60% of fair value (less any accrued interest) upon IPO or other “sale of control” as defined in the agreement. If IPO or sale of control is not consummated by December 15, 2022, the Company has the option to repay notes at anytime prior to maturity date of December 23, 2024	1,800,000	-

		6,305,000	-

	Less unamortized debt issuance costs	(495,007)	-

	Long-term debt, less unamortized debt issuance costs	$5,809,993	$-

Future maturities of convertible notes payable are as follows:

Years Ending December 31,	Amount

2022	$-
2023	-
2024	6,305,000

$6,305,000

Note 6 - SAFE Agreements

During March 2021 through July 2021, the Company entered into 8 agreements consisting of a “Simple Agreement for Future Equity” (SAFE agreements) totaling $1,980,000. The SAFE agreements provide a right to the holder to future equity in the Company in the form of these notes payable.

If the Company receives Equity Financing, the SAFE agreement will automatically convert into the number of Preferred Shares equal to the Purchase Amount (as defined in the SAFE agreements) divided by the conversion price per share.

If there is a Liquidity Event (as defined in the SAFE agreements), the holder of the SAFE Agreement will be automatically entitled to receive a portion of the proceeds equal to the greater of (i) the Purchase Amount/Cash-out Amount or (ii) an amount equal to a percentage of the proceeds to be received in a Liquidity Event with such percentage calculated by dividing the Purchase Amount by the Liquidity Event Amount.

If there is a Dissolution Event (as defined in the SAFE agreements), the holder of the SAFE agreement will automatically receive a portion of the Proceeds equal to the Purchase Amount/Cash-out Amount, due and payable immediately prior to the consummation of the Dissolution Event.

If after eighteen months, there has been no Equity Financing, Liquidity Event, or Dissolution Event, the SAFE agreement will automatically convert into the number of Common Shares equal to the Purchase Amount divided by the Valuation Discount Price Per Share resulting in an approximate 20% discount.

As of December 31, 2021, none of the above described events have occurred. Subsequent to December 31, 2021, the SAFE Agreements were canceled and a total of 2,955,226 share of common stock were issued in exchange.

The SAFE Agreements were not mandatorily redeemable, and they could require the Company to issue a variable number of shares. Management of the Company determined that the SAFE Agreements contained a liquidity event provision that embodied an obligation indexed to the fair value of the equity shares and could require the Company to settle the SAFE obligation by transferring assets or cash. The SAFE Agreements represented a recurring measurement that is classified within Level 3, disclosed and defined in Note 4 of the financial statements of the fair value hierarchy wherein fair value is estimated using significant unobservable inputs.

On initial recognition, the Company measured the fair value of the liability at an amount equal to the aggregate proceeds of $1,980,000 that was received from investors in exchange for the SAFE agreements. As of December 31, 2021, the Company estimated the fair value to be $2,134,635. See Note 4 for Fair Value related disclosures.

The SAFE Agreements are shown as long-term on the accompanying balance sheet.

Note 7 - Leases

The Company leases office space under a long-term operating lease from a third party expiring on May 31, 2023. Monthly rent is $12,075 and includes annual escalations. Total rental expense to non-related parties in 2021 and 2020 was $174,437 and $36,209, respectively. In December 2021, the Company entered into an agreement to sublease their office space to an unrelated party under an operating lease agreement. The sublease ends on May 31, 2023 and includes fixed rent of $9,894. As a result of the sublease, the Company incurred a loss on the transaction of $43,785 during the year ended December 31, 2021, which is shown as lease liability in the accompanying balance sheet. The lease liability will be amortized over the remainder of the lease.

As the lease provides for scheduled increases in base rent, rent expense is charged to operations using the straight-line method over the term of the lease which results in required lease payments in excess of rent expense being charged to operations. This excess is shown within accounts payable and accrued expenses in the accompanying balance sheet.

During 2021, the Company entered into a lease for office space with a related party with the lease commencing in January 2022. The office space is owned by the Company’s CEO. The lease agreement requires monthly payments of approximately $20,800 plus tax, with an increase of three percent every year on each anniversary date until January 2026. As of December 31, 2021, a security deposit was paid in the amount of $23,411.

In August 2022, the Company entered into a lease termination agreement whereby both parties agreed to terminate the lease and release each other from all future obligations.

Future minimum lease payments are as follows:

	Related	Non-Related
Years Ending December 31,	Parties	Parties	Total

2022	$249,600	$148,590	$398,190
2023	257,088	63,729	320,817
2024	264,801	-	264,801
2025	272,745	-	272,745
2026	280,927	-	280,927

Total minimum lease payments	$1,325,161	$212,319	$1,537,480

Note 8 - Income Taxes

There was no current tax expense for the year ended December 31, 2021.

Deferred tax assets consist of the following components as of December 31, 2021 and 2020:

	2021	2020

Deferred Tax Assets (Liabilities)
Net operating loss	$800,000	$-
Internally developed software	(590,000)	-
Furniture and fixtures	(3,000)	-
Tax credits	60,000	-

Net deferred tax assets	$267,000	$-

Net deferred tax assets before valuation allowance	$267,000	$-

Less valuation allowance	(267,000)	-

Net deferred tax assets	$-	$-

The Company has a valuation allowance against the full amount of its net deferred tax assets due to the uncertainty of realization of the deferred tax assets due to the operating loss history of the Company. The Company currently provides a valuation allowance against deferred taxes when it is more likely than not that some portion, or all of its deferred tax assets will not be realized. The valuation allowance could be reduced or eliminated based on future earnings and future estimates of taxable income.

The Company’s effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes and tax-exempt income.

As of December 31, 2021, the Company had approximately $3,100,000 of federal net operating loss carryforwards available to offset future taxable income. Under current tax law, the federal net operating losses generated do not expire and may be carried forward indefinitely. The Company has approximately $60,000 of federal and state research and development credits which expire in 2041.

Note 9 - Corporate Structure

At inception, the Company was organized as a limited liability company (LLC). Effective August 2021, the Company converted from an LLC to a C-corporation with 150,000,000 shares authorized. All previous membership interests were converted to 37,475,498 shares.

Note 10 - Commitments and Contingencies

The Company may be a party to various legal actions arising from the normal course of business. In management’s opinion, the Company has adequate legal defenses and/or insurance coverage and does not believe the outcome of such legal actions will materially affect the Company’s operation and/or financial position.

Note 11 - Restatement

During 2021, the Company identified misstatements within its originally issued unaudited financial statements related to internally developed software costs.

The Company restated its previously issued unaudited financial statements to appropriately reflect the December 31, 2020, internally developed software, receivables, deferred revenue, and members’ equity and development costs on the statement of operations and net loss for the year ended December 31, 2020.

The following is a summary of the effects of the restatement in the Company’s December 31, 2020 Balance Sheet:

	As Previously
	Reported
	(Unaudited)	Adjustment	As Restated

As of December 31, 2020
Accounts receivable	$24,760	$(24,760)	$-
Internally developed software, net	1,521,316	53,487	1,574,803
Total assets	2,636,067	28,727	2,664,794
Deferred revenue	99,028	(24,760)	74,268
Total liabilities	133,312	(24,760)	108,552
Total members’ equity	2,502,755	53,487	2,556,242
Total liabilities and members’ equity	2,636,067	28,727	2,664,794

The following is a summary of the effects of the restatement in the Company’s December 31, 2020 Statement of Operations:

	As Previously
	Reported
	(Unaudited)	Adjustment	As Restated

Year Ended December 31, 2020
Development costs	$80,493	$(53,487)	$27,006
Net loss	(969,855)	53,487	(916,368)

The following is a summary of the effects of the restatement in the Company’s December 31, 2020, Statement of Cash Flows:

	As Previously
	Reported
	(Unaudited)	Adjustment	As Restated

Year Ended December 31, 2020
Net loss	$(969,855)	$53,487	$(916,368)
Accounts receivable	(24,760)	24,760	-
Development of internal software	(307,989)	(53,487)	(361,476)
Deferred revenue	99,028	(24,760)	74,268

Note 12 - Subsequent Events

The Company has evaluated subsequent events through October 12, 2022, the date which the financial statements were available to be issued.

On August 31, 2022, the Company adopted the 2022 Equity Incentive Plan (the “2022 Plan”) for the purpose of granting restricted stock, stock options, and other forms of incentive compensation to officers, employees, directors, and consultants of the Company. A total of 3,750,000 shares of common stock are reserved for issuance under the 2022 Plan. In September 2022, 1,385,500 stock options were granted under the 2022 Plan.

See Note 6 regarding subsequent cancellation of SAFE Agreements, and Note 7 regarding subsequent lease termination.

Signing Day Sports, Inc.

Shares of Common Stock

Prospectus

Boustead Securities, LLC

           , 2022

Until and including        , 2022 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of shares of common stock being registered. All amounts, other than the SEC registration fee, Nasdaq listing fee and FINRA filing fee, are estimates. We will pay all these expenses.

Amount
SEC registration fee	$	[ ]
Nasdaq listing fee		*
FINRA filing fee		[ ]
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent fees and expenses		*
Printing and related fees		*
Miscellaneous		*
Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our certificate of incorporation and bylaws provide for indemnification of directors and officers to the fullest extent permitted by law, including payment of expenses in advance of resolution of any such matter.

We have entered into separate indemnification agreements with our directors and certain officers. Each indemnification agreement provides for, among other things, indemnification to the fullest extent permitted by law and our certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our certificate of incorporation and bylaws.

We have obtained standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The underwriting agreement, filed as Exhibit 1.1 to this registration statement, will provide for indemnification, under certain circumstances, by the underwriter of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

During the past three years, we issued the following securities, which were not registered under the Securities Act.

Settlement Agreements with Shareholders

Under our Settlement Agreement with Dennis Gile, our Chief Executive Officer, Secretary, Chairman, and director, dated as of May 12, 2022, the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to Mr. Gile’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Mr. Gile’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Mr. Gile may have under the terms of that certain Severance General Waiver and Release Agreement between Mr. Gile and the Company, dated March 22, 2022 (the “Severance Agreement”), including the releases of any and all claims against the Company and certain related parties as contained therein, Mr. Gile’s agreement to be terminated effective on January 1, 2022 and receive a severance payment of $53,500 pursuant to Section 1 of the Severance Agreement, paid in March 2022, all of which terms were to remain in force notwithstanding the provisions of the Settlement Agreement. Further, Mr. Gile irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Mr. Gile believed should have been paid or were owed to Mr. Gile by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Mr. Gile owned 14,081,885 shares of common stock pursuant to the Settlement Agreement. Mr. Gile also irrevocably covenanted that he would not sue us or the other released parties in respect of any of the matters released and discharged.

Under our Settlement Agreement with Dorsey Family Holdings, LLC, an Arizona limited liability company (“Dorsey LLC”), John Dorsey, in his individual capacity, and who was formerly Chief Executive Officer and a director of the Company, and his spouse, Elena Dorsey, to the extent of such spouse’s community property interest, if any (together, “Dorsey”), dated as of April 25, 2022, the parties agreed, among other things, (1) that Dorsey had held 4,799,699 shares of SDS Inc. – DE’s common stock at that time, (2) that prior to the anticipated redomestication of SDS LLC – AZ to Delaware as a Delaware limited liability company and conversion to a Delaware corporation, Dorsey was a member of SDS LLC – AZ and was a party to SDS LLC – AZ’s Fourth Amended Limited Liability Company Operating Agreement dated July 16, 2021 (the “Operating Agreement”), (3) that the Operating Agreement provided Dorsey, among other things, certain anti-dilution protections whereby SDS LLC – AZ would have been required to issue additional equity to Dorsey if SDS LLC – AZ were to have issued additional equity which would have the effect of reducing Dorsey’s ownership below 11% of SDS LLC – AZ’s outstanding equity (the “Anti-Dilution Provision”), (4) that on April 25, 2022, Dorsey LLC would receive a total of 1,750,000 shares of common stock of SDS Inc. – DE in exchange for Dorsey’s cancellation, waiver, and release of all of Dorsey’s rights under the Anti-Dilution Provision in the Operating Agreement, (5) to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to the Anti-Dilution Provision, Dorsey’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Dorsey’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Dorsey may have under the terms of that certain Offer of Employment between John Dorsey and SDS LLC – AZ, dated January 13, 2022, or that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with Dorsey otherwise relating to, and has not issued to Dorsey, any simple agreement for future equity or convertible note. Further, Dorsey irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Dorsey believed should have been paid or were owed to Dorsey by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Dorsey LLC owned 6,549,699 shares of common stock pursuant to the Settlement Agreement. Dorsey also irrevocably covenanted that they would not sue us or the other released parties in respect of any of the matters released and discharged. Mr. Dorsey is deemed to beneficially own the shares of common stock owned by Dorsey LLC and has sole voting and dispositive powers over its shares.

Under our Settlement Agreement with Joshua A. Donaldson Revocable Trust and Joshua Donaldson, an individual (together, “Donadlson”), dated as of May 17, 2022, the parties agreed, among other things, (1) that Donaldson had held 1,050,000 shares of SDS Inc. – DE’s common stock at that time, (2) that prior to the anticipated redomestication of SDS LLC – AZ to Delaware as a Delaware limited liability company and conversion to a Delaware corporation, Donaldson was a member of SDS LLC – AZ and was a party to the Operating Agreement, (3) that the Operating Agreement provided Donaldson, among other things, certain anti-dilution protections whereby SDS LLC – AZ would have been required to issue additional equity to Donaldson if SDS LLC – AZ were to have issued additional equity which would have the effect of reducing Donaldson’s ownership below 3.5% of SDS LLC – AZ’s outstanding equity (the “Anti-Dilution Provision”), (4) that on April 25, 2022, Donaldson would receive a total of 300,000 shares of common stock of SDS Inc. – DE in exchange for Donaldson’s cancellation, waiver, and release of all of Donaldson’s rights under the Anti-Dilution Provision in the Operating Agreement, (5) we and Donaldson agreed that the Celebrity Endorsement / Licensing Agreement between SDSB LLC and JDRAINMAN20 INC., a Florida limited liability company, dated March 1, 2021 (the “Endorsement Agreement”), remains in full force and effect, that Donaldson confirmed that Donaldson received 1% ownership in SDS LLC – AZ in consideration for the licenses granted under the Endorsement Agreement, which 1% interest converted into 300,000 shares, or 1% of the outstanding shares of SDS Inc. – DE at the time of the conversion of SDS LLC – DE into SDS Inc. – DE, (6) to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to the Anti-Dilution Provision, Donaldson’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Donaldson’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Donaldson may have under the terms of the Endorsement Agreement. Further, Donaldson irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Donaldson believed should have been paid or were owed to Donaldson by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Joshua Donaldson, Trustee of the Joshua A. Donaldson Revocable Trust, owned 1,350,000 shares of common stock pursuant to the Settlement Agreement. Donaldson also irrevocably covenanted that they would not sue us or the other released parties in respect of any of the matters released and discharged.

Under our Settlement Agreement with Noah “Jed” Smith, a director of the Company, and his spouse, Glory Smith, to the extent of such spouse’s community property interest, if any (together, “Smith”), dated as of May 13, 2022, the parties agreed, among other things, (1) that Dennis Gile, the founder of SDS LLC – AZ and our Chief Executive Officer, Secretary, Chairman, and director, agreed and contracted to fulfill certain obligations to Smith, including, but not limited to, granting a profits interest that was intended to be a membership interest in SDS LLC – AZ as well as a percentage of future profits from the operations or sale of SDS LLC – AZ, pursuant to that certain Contribution and Profit-Sharing Agreement between Mr. Gile and Smith, dated April 5, 2019, as amended by that certain First Amendment to Contribution and Profit-Sharing Agreement dated December 9, 2019, and that certain Second Amendment to Contribution and Profit-Sharing Agreement dated August 21, 2020, all attached as an exhibit to the Settlement Agreement (collectively, the “Smith Contribution and Profit-Sharing Agreement”), (2) that Mr. Smith held 1,500,000 shares of common stock in SDS Inc. – DE in exchange for Smith’s previous contributions to SDS LLC – AZ, (3) that on May 13, 2022, Mr. Smith would receive an additional 500,000 shares of common stock of SDS Inc. – DE in exchange for the termination of Smith’s rights under the Smith Contribution and Profit-Sharing Agreement, (4) that following such receipt of such additional shares, Mr. Smith would have a total of 2,000,000 shares of common stock, and (5) to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to the Smith Contribution and Profit-Sharing Agreement, Smith’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Smith’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Smith may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with Smith otherwise relating to, and has not issued to Smith, any simple agreement for future equity or convertible note. Further, Smith irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Smith believed should have been paid or were owed to Smith by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Mr. Smith owned 2,000,000 shares of common stock pursuant to the Settlement Agreement. Smith also irrevocably covenanted that they would not sue us or the other released parties in respect of any of the matters released and discharged.

Under our Settlement Agreement with Midwestern Interactive, LLC (“Midwestern”), dated as of May 2, 2022, the parties agreed, among other things, (1) that Dennis Gile, the founder of SDS LLC – AZ and our Chief Executive Officer, Secretary, Chairman, and director, agreed and contracted to fulfill certain obligations to Midwestern, including, but not limited to, granting a profits interest that was intended to be a membership interest in SDS LLC – AZ as well as a percentage of future profits from the operations or sale of SDS LLC – AZ, in exchange for Midwestern’s contribution of $250,000 in-kind investment, pursuant to the terms of that certain Contribution and Profit-Sharing Agreement between Mr. Gile and Midwestern dated August 23, 2019, attached as an exhibit to the Settlement Agreement (the “Midwestern Contribution and Profit-Sharing Agreement”), (2) that (i) the only outstanding shares of capital stock of SDS Inc. – DE that Midwestern owned were as set forth on the capitalization table attached as an exhibit to the Settlement Agreement, (ii) such shares were issued to Midwestern pursuant to the Midwestern Contribution and Profit-Sharing Agreement, and (iii) as a result of the issuance of such shares, Midwestern’s rights under the Midwestern Contribution and Profit-Sharing Agreement were thereby terminated and the Midwestern Contribution and Profit-Sharing Agreement was of no further force or effect, and (3) to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to the Midwestern Contribution and Profit-Sharing Agreement, Midwestern’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Midwestern’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Midwestern may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with Midwestern otherwise relating to, and has not issued to Midwestern, any simple agreement for future equity or convertible note. Further, Midwestern irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Midwestern believed should have been paid or were owed to Midwestern by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Midwestern owned 400,000 shares of common stock pursuant to the Settlement Agreement. Midwestern also irrevocably covenanted that they would not sue us or the other released parties in respect of any of the matters released and discharged.

Under our Settlement Agreement with Virginia Byrd, an individual, and Byrd Enterprises of Arizona, Inc., an Arizona corporation, dated as of May 13, 2022 (together, “Byrd”), the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to Byrd’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Byrd’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Byrd may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with Byrd otherwise relating to, and has not issued to Byrd, any simple agreement for future equity or convertible note. Further, Byrd irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Byrd believed should have been paid or were owed to Byrd by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Byrd Enterprises of Arizona, Inc. owned 3,838,922 shares of common stock pursuant to the Settlement Agreement. Byrd also irrevocably covenanted that they would not sue us or the other released parties in respect of any of the matters released and discharged.

Under our Settlement Agreement with Zone Right, LLC (“Zone Right”), Glen Kim, a director of the Company, and his spouse, Jessica Lee, to the extent of such spouse’s community property interest, if any, dated as of April 26, 2022 (the “Zone Right Parties”), the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to the Zone Right Parties’ direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or the Zone Right Parties’ direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or the Zone Right Parties may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, other than as otherwise disclosed above, the Company has no agreements with the Zone Right Parties otherwise relating to, and has not issued to the Zone Right Parties, any Simple Agreement for Future Equity or convertible note. Further, the Zone Right Parties irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that the Zone Right Parties believed should have been paid or were owed to the Zone Right Parties by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Zone Right owned 2,419,162 shares of common stock pursuant to the Settlement Agreement. The Zone Right Parties also irrevocably covenanted that they would not sue us or the other released parties in respect of any of the matters released and discharged. Glen Kim is deemed to beneficially own the shares of common stock owned by Zone Right, LLC and has sole voting and dispositive powers over its shares.

Under our Settlement Agreement with Clayton Adams, dated as of May 3, 2022, the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to Mr. Adams’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Mr. Adams’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Mr. Adams may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with Mr. Adams otherwise relating to, and has not issued to Mr. Adams, any simple agreement for future equity or convertible note. Further, Mr. Adams irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Mr. Adams believed should have been paid or were owed to Mr. Adams by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Mr. Adams owned 1,816,366 shares of common stock pursuant to the Settlement Agreement. Mr. Adams also irrevocably covenanted that he would not sue us or the other released parties in respect of any of the matters released and discharged.

Under our Settlement Agreement with Matthew Atkinson and his spouse, Penny Atkinson, to the extent of such spouse’s community property interest, if any (together, “Atkinson”), dated as of May 13, 2022, the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to Atkinson’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Atkinson’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Atkinson may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with Atkinson otherwise relating to, and has not issued to Atkinson, any simple agreement for future equity or convertible note. Further, Atkinson irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Atkinson believed should have been paid or were owed to Atkinson by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Mr. Atkinson owned 1,916,366 shares of common stock pursuant to the Settlement Agreement. Atkinson also irrevocably covenanted that they would not sue us or the other released parties in respect of any of the matters released and discharged.

Under our Settlement Agreement with Bayston Family Limited Partnership, Brett Bayston, an individual, and his/her spouse, Shari L. Bayston, to the extent of such spouse’s community property interest, if any (together, “Bayston”), dated as of April 26, 2022, the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to Bayston’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Bayston’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Bayston may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with Bayston otherwise relating to, and has not issued to Bayston, any simple agreement for future equity or convertible note. Further, Bayston irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Bayston believed should have been paid or were owed to Bayston by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Bayston Family Limited Partnership owned 750,000 shares of common stock pursuant to the Settlement Agreement. Bayston also irrevocably covenanted that they would not sue us or the other released parties in respect of any of the matters released and discharged.

Under our Settlement Agreement with DeWayne L. Corvin and his/her spouse, Becky Corvin, to the extent of such spouse’s community property interest, if any (together, “Corvin”), dated as of May 4, 2022, the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to Corvin’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Corvin’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Corvin may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with Corvin otherwise relating to, and has not issued to Corvin, any simple agreement for future equity or convertible note. Further, Corvin irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Corvin believed should have been paid or were owed to Corvin by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Mr. Corvin owned 59,880 shares of common stock pursuant to the Settlement Agreement. Corvin also irrevocably covenanted that they would not sue us or the other released parties in respect of any of the matters released and discharged.

Under our Settlement Agreement with 35’sNextChapters, LLC (“35’sNextChapters”), dated as of May 13, 2022, the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to 35’sNextChapters’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or 35’sNextChapters’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or 35’sNextChapters may have under the terms of that certain Invitation to Join the Board of Directors between Ronald Saslow and the Company or that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with 35’sNextChapters otherwise relating to, and has not issued to 35’sNextChapters, any convertible note or Invitation to Join the Board of Directors between Ronald Saslow and the Company. Further, 35’sNextChapters irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that 35’sNextChapters believed should have been paid or were owed to 35’sNextChapters by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that 35’sNextChapters owned 750,000 shares of common stock pursuant to the Settlement Agreement. 35’sNextChapters also irrevocably covenanted that they would not sue us or the other released parties in respect of any of the matters released and discharged. Ronald Saslow, a former director of the Company, as Manager of 35’sNextChapters, is deemed to beneficially own the shares of common stock owned by 35’sNextChapters and have sole voting and dispositive powers over its shares.

Under our Settlement Agreement with William Greene, dated as of May 1, 2022, the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to Mr. Greene’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Mr. Greene’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Mr. Greene may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with Mr. Greene otherwise relating to, and has not issued to Mr. Greene, any simple agreement for future equity or convertible note. Further, Mr. Greene irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Mr. Greene believed should have been paid or were owed to Mr. Greene by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Mr. Greene owned 75,000 shares of common stock pursuant to the Settlement Agreement. Mr. Greene also irrevocably covenanted that he would not sue us or the other released parties in respect of any of the matters released and discharged.

Under our Settlement Agreement with Herbert and Sandra Irvine, as Joint Tenants with Right of Survivorship (“Irvine”), dated as of May 3, 2022, the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to Irvine’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Irvine’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Irvine may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with Irvine otherwise relating to, and has not issued to Irvine, any simple agreement for future equity or convertible note. Further, Irvine irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Irvine believed should have been paid or were owed to Irvine by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Irvine owned 89,820 shares of common stock pursuant to the Settlement Agreement. Irvine also irrevocably covenanted that Irvine would not sue us or the other released parties in respect of any of the matters released and discharged.

Under our Settlement Agreement with Jonathan Byrd, an individual, and his/her spouse, Abigail R. Byrd, to the extent of such spouse’s community property interest, if any (together, the “Byrds”), dated as of May 4, 2022, the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to the Byrds’ direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or the Byrds’ direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or the Byrds may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with the Byrds otherwise relating to, and has not issued to the Byrds, any simple agreement for future equity or convertible note. Further, the Byrds irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that the Byrds believed should have been paid or were owed to the Byrds by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Jonathan Byrd owned 37,037 shares of common stock pursuant to the Settlement Agreement. The Byrds also irrevocably covenanted that they would not sue us or the other released parties in respect of any of the matters released and discharged.

Under our Settlement Agreement with Jeffrey L. Smith, Trustee of the Jeffrey L. Smith Living Trust (the “Smith Trust”), dated as of April 27, 2022, the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to the Smith Trust’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or the Smith Trust’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or the Smith Trust may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with the Smith Trust otherwise relating to, and has not issued to the Smith Trust, any simple agreement for future equity or convertible note. Further, the Smith Trust irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that the Smith Trust believed should have been paid or were owed to the Smith Trust by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that the Smith Trust owned 185,185 shares of common stock pursuant to the Settlement Agreement. The Smith Trust also irrevocably covenanted that it would not sue us or the other released parties in respect of any of the matters released and discharged.

Under our Settlement Agreement with Shawn Olson and Jill Olson (the “Olsons”), dated as of April 29, 2022, the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to the Olsons’ direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or the Olsons’ direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or the Olsons may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with the Olsons otherwise relating to, and has not issued to the Olsons, any simple agreement for future equity or convertible note. Further, the Olsons irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that the Olsons believed should have been paid or were owed to the Olsons by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that the Olsons owned 496,296 shares of common stock pursuant to the Settlement Agreement. The Olsons also irrevocably covenanted that they would not sue us or the other released parties in respect of any of the matters released and discharged.

Under our Settlement Agreement with John and Valerie Russell, as Trustees of the Valerie P. Russell Revocable Trust (the “Russell Trust”), dated as of May 3, 2022, the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to the Russell Trust’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or the Russell Trust’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or the Russell Trust may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with the Russell Trust otherwise relating to, and has not issued to the Russell Trust, any simple agreement for future equity or convertible note. Further, the Russell Trust irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that the Russell Trust believed should have been paid or were owed to the Russell Trust by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that the Russell Trust owned 29,940 shares of common stock pursuant to the Settlement Agreement. The Russell Trust also irrevocably covenanted that it would not sue us or the other released parties in respect of any of the matters released and discharged.

Under our Settlement Agreement with Spencer Bayston, an individual, dated as of April 26, 2022, the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to Mr. Bayston’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Mr. Bayston’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Mr. Bayston may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with Mr. Bayston otherwise relating to, and has not issued to Mr. Bayston, any simple agreement for future equity or convertible note. Further, Mr. Bayston irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Mr. Bayston believed should have been paid or were owed to Mr. Bayston by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Mr. Bayston owned 600,000 shares of common stock pursuant to the Settlement Agreement. Mr. Bayston also irrevocably covenanted that he would not sue us or the other released parties in respect of any of the matters released and discharged.

Under our Settlement Agreement with Deene Beauchamp, dated as of May 3, 2022, the parties agreed, among other things, to a general release and discharge of claims against us, our officers and directors, certain other affiliates and related parties, and our shareholders as listed on an exhibit to the agreement, including without limitation, claims relating to Mr. Beauchamp’s direct or indirect ownership of shares of SDS Inc. – DE’s capital stock, or Mr. Beauchamp’s direct or indirect ownership of membership interests of SDS LLC – AZ, SDS LLC – DE, SDSF LLC, or SDSB LLC, as applicable, provided, however, that nothing in the Settlement Agreement was intended to release any rights that any party or Mr. Beauchamp may have under that certain Simple Agreement for Future Equity and/or Convertible Note, as applicable. As of the date of this prospectus, the Company has no agreements with Mr. Beauchamp otherwise relating to, and has not issued to Mr. Beauchamp, any simple agreement for future equity or convertible note. Further, Mr. Beauchamp irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely forever released and waived their rights to any claim, distributions, payments, or other amounts that Mr. Beauchamp believed should have been paid or were owed to Mr. Beauchamp by SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE. Each party also agreed, in order to make sure there was a clear understanding regarding the capitalization of SDS Inc. – DE, irrevocably, unconditionally, voluntarily, knowingly, fully, finally, and completely to forever release and waive any claims that they may have had with respect to ownership interests in SDS LLC – AZ, SDS LLC – DE, SDSF LLC, SDSB LLC, or SDS Inc. – DE, whether past, present, future, or contingent, and affirmed that he, she, or it did not own any interests in SDS Inc. – DE beyond that set forth on the capitalization table attached as an exhibit to the Settlement Agreement. The parties therefore agreed that Mr. Beauchamp owned 29,940 shares of common stock pursuant to the Settlement Agreement. Mr. Beauchamp also irrevocably covenanted that he would not sue us or the other released parties in respect of any of the matters released and discharged.

2021 SAFEs Private Placement

From March 2021 to July 2021, we raised an aggregate of $1,980,000 from investors in exchange for securities called Simple Agreements for Future Equity (collectively, the “SAFEs”). For a description of the terms of the SAFEs, see “Description of Securities – SAFEs”.

SAFE Cancellations and Exchanges

From September 22, 2022 to October 11, 2022, we entered into cancellation and exchange agreements with the holders of the SAFEs. Under these agreements, each SAFE holder agreed to cancel and exchange the holder’s SAFE for a number of shares of common stock equal to the purchase amount under the SAFE divided by approximately $0.67, based on a $25 million valuation for the Company. As a result, SAFEs that were purchased in the aggregate amount of $1,980,000 were cancelled and exchanged for a total of 2,955,226 shares of common stock.

2021 Convertible Notes Private Placement

From October 2021 to December 2021, we conducted a private placement of 6% convertible unsecured promissory notes due three years from the date of execution and entered into related subscription agreements and investor rights and lockup agreements with a number of accredited investors. Pursuant to the agreements, we issued 27 convertible notes for aggregate loans of $6,305,000. The convertible notes bear interest at 6% annually. For a further description of the terms of these convertible notes, see “Description of Securities – Convertible Notes – 2021 Private Placement”.

2022 Convertible Notes and Warrants Private Placement

From August 2022 to October 2022, we conducted a private placement of the Company’s 8% convertible unsecured notes and accompanying warrants and entered into certain subscription agreements with a number of accredited investors. For a further description of the terms of these convertible notes and warrants, see “Description of Securities – Convertible Notes – 2022 Private Placement” and “Description of Securities – Warrants – 2022 Private Placement”, respectively.

Placement Agent’s Warrants

Boustead acted as placement agent in our private placements of the convertible notes and warrants described above. Pursuant to our engagement letter agreement with the representative, in addition to a commission equal to 7% of the gross proceeds raised in the private placements, a non-accountable expense allowance equal to 1% of the gross proceeds raised in the private placements, and payment of certain other expenses, we agreed to issue the representative five-year warrants to purchase a number of shares of common stock at an exercise price equal to the conversion price as defined in the notes in an amount equal to 7% of the common stock underlying the securities sold in the private placements. Pursuant thereto, a warrant to purchase common stock will be issued in connection with our 2021 private placement of convertible notes. Based on the convertible notes’ optional conversion provision, this warrant may be exercised to purchase up to 3,898,644 shares of common stock at an exercise price of approximately $0.62 per share. The warrant will terminate five years after issuance. A warrant to purchase shares of common stock will also be issued to Boustead in connection with our 2022 private placement of convertible notes and warrants. The warrant may be exercised to purchase the amount of shares of common stock equal to the original principal amount of the Company’s outstanding 8% convertible unsecured notes divided by the IPO Conversion Price or the Alternative Liquidity Event Conversion Price, as applicable, at an exercise price of approximately $0.62 per share. The warrant will terminate five years after issuance.

Option Grants

Dennis Gile, our Chief Executive Officer, Secretary, Chairman, and director, was granted options to purchase a total of 175,000 shares of common stock on September 28, 2022. The options may be exercised at $0.62 per share. A portion of the options is subject to certain vesting terms.

David O’Hara, our Chief Operating Officer, was granted options to purchase 150,000 shares of common stock on each of September 9, 2022 and September 28, 2022. The options may be exercised at $0.62 per share. A portion of the options is subject to certain vesting terms.

Daniel D. Nelson, our President and director, was granted options to purchase a total of 175,000 shares of common stock on September 28, 2022. The options may be exercised at $0.62 per share. A portion of the options is subject to certain vesting terms.

Noah “Jed” Smith, our director, was granted an option to purchase 25,000 shares of common stock on September 28, 2022. The option may be exercised at $0.62 per share.

Clayton Adams, our director, was granted options to purchase a total of 150,000 shares of common stock on September 28, 2022. The options may be exercised at $0.62 per share. A portion of the options is subject to certain vesting terms.

Glen Kim, our director, was granted an option to purchase 25,000 shares of common stock on September 28, 2022. The option may be exercised at $0.62 per share.

Martin Lanphere, our director, was granted an option to purchase 135,000 shares of common stock on September 28, 2022. The option may be exercised at $0.62 per share. A portion of the option is subject to certain vesting terms.

Roger Mason Jr., our director, was granted an option to purchase 120,000 shares of common stock on September 9, 2022. The option may be exercised at $0.62 per share. A portion of the option is subject to certain vesting terms.

Certain employees were granted options to purchase a total of 280,000 shares of common stock on September 9, 2022. The options may be exercised at $0.62 per share. A portion of the options is subject to certain vesting terms.

General

Unless otherwise stated above, the sales of securities described above were made in reliance upon exemptions provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D thereunder for the offer and sale of securities not involving a public offering.

No underwriter was engaged in connection with the foregoing sales of securities. The Company has reason to believe that all of the foregoing purchasers were familiar with or had access to information concerning the operations and financial conditions of the Company, and all of those individuals or entities purchasing securities represented that they were accredited investors, acquiring the shares for investment and without a view to the distribution thereof. At the time of issuance, all of the foregoing securities were deemed to be restricted securities for purposes of the Securities Act and the certificates representing such securities bore legends to that effect.

Item 16. Exhibits*.

(a) Exhibits.

Exhibit No.	Description
1.1	Form of Underwriting Agreement
2.1	Agreement and Plan of Merger among Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, and Signing Day Sports Football, LLC, dated as of July 11, 2022
3.1	Certificate of Incorporation of Signing Day Sports, Inc.
3.2	Certificate of Merger of Signing Day Sports, LLC, Signing Day Sports Baseball, LLC and Signing Day Sports Football, LLC into Signing Day Sports, Inc.
3.3	Certificate of Incorporation of Signing Day Sports, Inc.
3.4	Amended and Restated Bylaws of Signing Day Sports, Inc.
4.1	Form of Representative’s Warrant (included in Exhibit 1.1)
4.2	Form of 2021 Simple Agreement for Future Equity
4.3	Form of 2021 Private Placement Convertible Note
[4.4]	[Form of 2021 Placement Agent Warrant]
4.5	Form of 2022 Private Placement Convertible Note
4.6	Form of 2022 Private Placement Warrant
[4.7]	[Form of 2022 Placement Agent Warrant]
5.1	Opinion of Bevilacqua PLLC
10.1	Shareholder Agreement among Signing Day Sports, Inc. and each of the shareholders of Signing Day Sports, Inc., effective as of May 17, 2022

10.2	Sponsorship Agreement between Signing Day Sports and Minnesota Football Coaches Association, dated March 10, 2022
10.3	Marketing Agreement between Texas High School Coaches Association and Signing Day Sports, LLC, dated June 22, 2021
10.4	Marketing Agreement between North Carolina Coaches Association and Signing Day Sports, Inc., dated September 15, 2021
10.5	Marketing Agreement between Arizona Football Coaches Association and Signing Day Sports, dated May 23, 2022
10.6	Client Service Agreement between Tilson HR, Inc. and Signing Day Sports, dated June 18, 2020
10.8	Master Services Agreement between SAGE186, LLC and Signing Day Sports, dated January 18, 2022
10.9	Work for Hire Agreement between Signing Day Sports and Midwestern Interactive, LLC, dated August 17, 2022
10.10	Order for Services between Signing Day Sports, Inc. and Paycor Services, dated May 23, 2022
10.11	Membership Interest Purchase Agreement between Clayton Adams and Signing Day Sports, LLC, dated August 7, 2021
10.12	Membership Interest Purchase Agreement between Matthew Atkinson and Signing Day Sports, LLC, dated August 9, 2021
10.13	Engagement Letter Agreement between Wolfson Berbenich & Co., CPA’s, LLP and Signing Day Sports, Inc., dated August 12, 2022
10.14	Settlement Agreement between Dennis Gile and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of May 3, 2022
10.15	Settlement Agreement between Dorsey Family Holdings, LLC, John Dorsey and Elena Dorsey, and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of April 25, 2022
10.16	Settlement Agreement between Joshua A. Donaldson Revocable Trust and Joshua Donaldson, and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of May 17, 2022
10.17	Settlement Agreement between Noah “Jed” Smith and Glory Smith, and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of May 13, 2022
10.18	Settlement Agreement between Midwestern Interactive, LLC, and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of May 2, 2022
10.19	Settlement Agreement between Virginia Byrd and Byrd Enterprises of Arizona, Inc., and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of May 13, 2022
10.20	Settlement Agreement between Zone Right, LLC, Glen Kim and Jessica Lee, and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of April 26, 2022
10.21	Settlement Agreement between Clayton Adams and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of May 3, 2022
10.22	Settlement Agreement between Matthew Atkinson and Penny Atkinson, and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of May 13, 2022
10.23	Settlement Agreement between Bayston Family Limited Partnership, Brett Bayston and Shari L. Bayston, and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of April 26, 2022

10.24	Settlement Agreement between DeWayne L. Corvin and Becky Corvin, and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of May 4, 2022
10.25	Settlement Agreement between 35’sNextChapters, LLC and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of May 13, 2022
10.26	Settlement Agreement between William Greene and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of May 1, 2022
10.27	Settlement Agreement between Herbert and Sandra Irvine, as Joint Tenants with Right of Survivorship, and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of May 3, 2022
10.28	Settlement Agreement between Jonathan Byrd and Abigail R. Byrd, and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of May 4, 2022
10.29	Settlement Agreement between Jeffrey L. Smith, Trustee of the Jeffrey L. Smith Living Trust, and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of April 27, 2022
10.30	Settlement Agreement between Shawn Olson and Jill Olson, and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of April 29, 2022
10.31	Settlement Agreement between John and Valerie Russell, as Trustees of the Valerie P. Russell Revocable Trust, and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of May 3, 2022
10.32	Settlement Agreement between Spencer Bayston and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of April 26, 2022
10.33	Settlement Agreement between Deene Beauchamp and Signing Day Sports, LLC, Signing Day Sports Baseball, LLC, Signing Day Sports Football, LLC, and Signing Day Sports, Inc., dated as of May 3, 2022
10.34	Form of 2021 Private Placement Subscription Agreement
10.35	Form of 2021 Private Placement Investor Rights and Lock-Up Agreement
10.36	Engagement Letter between Boustead Securities, LLC and Signing Day Sports, Inc., dated August 9, 2021
10.37	Form of 2022 Private Placement Subscription Agreement
10.38	Sponsorship Agreement between Goat Farm Sports and Signing Day Sports, Inc., dated September 9, 2022
10.39	Collaboration And Revenue-Sharing Agreement between Signing Day Sports, Inc. and Louisville Slugger Hitting Science Center LLC, dated as of October 31, 2022
10.40†	Offer Letter Agreement between John Dorsey and Signing Day Sports, Inc., dated January 13, 2022
10.41†	Severance General Waiver and Release Agreement between Signing Day Sports, Inc. and Dennis Gile, dated March 22, 2022
10.42	Lease Agreement between Scottsdale Financial Center Owner LLC and Signing Day Sports, LLC, dated January 25, 2021
10.43	Consent to Sublease, executed December 1, 2021, between Scottsdale Financial Center Owner LLC, Signing Day Sports, LLC, and Exact Payments Opco LLC
10.44	Sublease, dated as of November 10, 2021, between Signing Day Sports, LLC and Exact Payments Opco LLC
10.45	Standard Multi-Tenant Office Lease – Gross, dated as of October 7, 2021, between Verde View Grove, LLC and Signing Day Sports, Inc.
10.46	Form of Cancellation and Exchange Agreement between Signing Day Sports, Inc. and the former holders of certain Simple Agreements for Future Equity
10.47†	Form of Independent Director Agreement between Signing Day Sports, Inc. and each independent director
10.48†	Form of Indemnification Agreement between Signing Day Sports, Inc. and each independent director

10.49†	Signing Day Sports, Inc. 2022 Equity Incentive Plan
10.50†	Form of Stock Option Agreement for Signing Day Sports, Inc. 2022 Equity Incentive Plan
10.51†	Form of Restricted Stock Award Agreement for Signing Day Sports, Inc. 2022 Equity Incentive Plan
10.52†	Form of Restricted Stock Unit Award Agreement for Signing Day Sports, Inc. 2022 Equity Incentive Plan
14.1	Code of Ethics and Business Conduct
23.1	Consent of Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
23.2	Consent of Bevilacqua PLLC (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page of this registration statement)
99.1	Audit Committee Charter
99.2	Compensation Committee Charter
99.3	Nominating and Corporate Governance Committee Charter

*	All exhibits will be filed by amendment as exhibits to the Registrant’s publicly filed Form S-1 registration statement.

†	Executive compensation plan or arrangement.

(b)	Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)	That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on [   ], 2022.

Signing Day Sports, Inc.
By:
Dennis Gile Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Dennis Gile and David Wolfson as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and to file a new registration statement under Rule 461, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer (Principal Executive Officer), Chairman, Secretary and Director
Dennis Gile		, 2022

Chief Financial Officer (Principal Financial and Accounting Officer)
David Wolfson		, 2022

President and Director
Daniel D. Nelson		, 2022

Director
Noah (Jed) Smith		, 2022

Director
Clayton Adams		, 2022

Director
Glen Kim		, 2022

Vice-President and Director
Martin Lanphere		, 2022

Director
Roger Mason Jr.		, 2022

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